EXHIBIT 99.1
YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

March 28, 2022

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

EXHIBIT 99.1
ITEM 1
INTRODUCTORY NOTES
Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian and United Kingdom securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this annual information form includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold and silver production, development-stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas;
•Yamana’s expectations relating to the performance of its mineral properties;
•the estimation of Mineral Reserves (as defined herein) and Mineral Resources (as defined herein);
•the timing and amount of estimated future production;
•the estimation of the life of mine of Yamana’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;
•the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•expectations regarding the effects of COVID-19;
•the impact of proposed optimizations at the Company’s projects;
•the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
•future purchases of common shares of the Company under its NCIB (as defined herein);
•the payment of any future dividends;
•expectations regarding HSSD (as defined herein) performance; and
•the Company’s goals and targets set out in its climate strategy.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Reserves (as defined herein) and Mineral Resources (as defined herein), risks related to acquisitions and/or dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs, risks associated with infectious diseases, including COVID-19, nature and climatic condition risks, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated

EXHIBIT 99.1
reclamation expenses, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems including cyber attacks and risks related to global financial conditions, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual information form, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Currency Presentation and Exchange Rate Information

This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”, Brazilian reais are referred to as “R$”, Chilean pesos are referred to as “CLP” and Argentine pesos are referred to as “AR$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2021, December 31, 2020, December 31, 2019 and December 31, 2018 based on the closing rate reported by the Bank of Canada, were as follows:

Year-Ended December 31
	2021	2020	2019	2018
Closing	C$1.2678	C$1.2732	C$1.2988	C$1.3642
High	C$1.2942	C$1.4496	C$1.3600	C$1.3642
Low	C$1.2040	C$1.2718	C$1.2988	C$1.2288
Average(1)	C$1.2535	C$1.3415	C$1.3269	C$1.2957
(1)Calculated as an average of the daily close rates for each period.

On March 25, 2022, the Bank of Canada daily rate of exchange was $1.00 = C$1.2502 or C$1.00 = $0.7999.

EXHIBIT 99.1
ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was formed on July 30, 2003 when, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to its current name and on August 12, 2003, pursuant to a reverse stock split, the issued and outstanding common shares of the Company were consolidated on the basis of one new common share for 27.86 existing common shares. Prior to these corporate actions, and a concurrent reverse takeover of certain assets, the Company was an inactive shell corporation whose previous history was mostly limited to exploration activities. In an effort to streamline its corporate structure, effective January 1, 2020, the Company completed a vertical short-form amalgamation with its wholly-owned subsidiary, Yamana Malartic Canada Inc., pursuant to Articles of Amalgamation and through which the securities of the Company were not affected. The Company is continued under the Canada Business Corporations Act by Articles of Continuance, dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, a maximum of 8,000,000 first preference shares, Series 1 was authorized none of which are outstanding.

The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”) as of March 28, 2022, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

Yamana Gold Inc. (Canada)
100%
0805346 B.C. Ltd. (British Columbia)
56.25%
Minera Agua Rica Alumbrera Ltd. (Cayman)
100%
Antigua Holdco
100%
Minera Alumbrera Sucursal (Argentina)
100%
Alumbrera Mine
100%
Delaware Holdco
100%
Minera Agua Rica Sucursal (Argentina)
100%
Agua Rica Project
34.4%
65.6%
Certain Dutch Holdco's
100%
Suyai del Sur S.A. (Argentina)
100%
Suyai Project
100%
Jacobina Mineração e Comercio Ltda. (Brazil)
100%
Jacobina Mining Complex
100%
Estelar Resources S.A. (Argentina)
100%
Cerro Moro Mine
100%
Minera Yamana Inc. (Ontario)
100%
Minera Yamana Chile SpA (Chile)
100%
Minera Meridian Ltda. (Chile)
100%
El Peñón Mine
100%
Minera Florida Ltda. (Chile)
100%
Minera Florida Mine
33.75%
50%
Canadian Malartic Corporation (Ontario)
32.51%
Canadian Malartic General Partnership (Quebec)
100%
Canadian Malartic Mine
100%
Yamana Gold Ontario Inc. (Ontario)
100%
Monument Bay Project
100%
Yamana Gold Quebec Inc. (Canada)
100%
Wasamac Project

EXHIBIT 99.1
ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development-stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s portfolio includes five operating gold mines and various advanced and near development-stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure Jacobina, El Peñón and Canadian Malartic are the Company’s material producing mines and among the largest contributors to operating cash flow. Set out below is a list of Yamana’s main properties and mines:

Material Producing Mines

•Jacobina Mining Complex (Brazil)
•El Peñón Mine (Chile)
•Canadian Malartic Mine (Canada) – 50% indirect interest
Other Producing Mines

•Cerro Moro Mine (Argentina)
•Minera Florida Mine (Chile)
Additional Projects

•MARA Project (Argentina) – 56.25% indirect interest
•Suyai Project (Argentina)
•Monument Bay Project (Canada)
•Wasamac Project (Canada)

History

Over the three most recently completed financial years, the Company continued to execute against its strategic priorities with a particular focus on upgrading and right-sizing the portfolio of assets and enhancing the Company’s financial flexibility. These remain core values for the Company and of strategic importance. The following events contributed materially to the development of the Company’s business.

Senior Notes

On August 6, 2021, the Company announced that it had completed an offering of $500 million aggregate principal amount of 2.630% Senior Notes due August 15, 2031 (the “Notes”). The Notes are unsecured, senior obligations of Yamana unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana used the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemptions of its existing notes which included its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024 thereby reducing overall outstanding debt, reducing overall interest and carrying charges on the Company’s outstanding debt and extending outstanding debt maturities.

Normal Course Issuer Bid

On July 29, 2021, the Company announced its intention to commence a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then-current issued and outstanding common shares, in open market transactions through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (the “NYSE”) and alternative Canadian trading systems. The Company is permitted to make purchases under the NCIB over a period of twelve months commencing on August 4, 2021, and the NCIB will expire on August 3, 2022.

EXHIBIT 99.1
In accordance with TSX rules, any daily purchases under the NCIB on the TSX are limited to a maximum of 654,276 common shares, which represents 25% of the average daily trading volume of the common shares on the TSX for the six months ended June 30, 2021, and, in addition, Yamana will not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject, in both cases, to certain exceptions for block purchases. The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any common shares that are purchased under the NCIB will be cancelled.

As of March 25, 2022, the Company has repurchased 6,672,628 common shares under the NCIB for approximately C$35.6 million.

Dividend Policy

On July 29, 2021, the Company announced a further 15% increase in its annual dividend to $0.12 per share effective for the third quarter of 2021. This is the sixth dividend increase since the second quarter of 2019 representing a cumulative increase of 500%.

The Company considers dividends an important component of returns on investment for shareholders, and previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold price, with cash flow improvements, certainty of modest and manageable annual capital expenses for its growth projects and completion of various definitive studies relating to those projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices.

The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the dividend amount payable and dividend sustainability, along with other methods of return of capital to shareholders, such as stock buybacks. Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years. For additional information see “Dividends”.

Acquisition of Wasamac Project

On January 21, 2021, the Company completed its acquisition of the Wasamac project and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold Corporation (“Monarch”) not previously owned by the Company pursuant to a plan of arrangement. In connection with the plan of arrangement, Monarch completed a spin-out to its shareholders, through a newly-formed company, Monarch Mining Corporation, of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Monarch Transaction”).

Under the terms of the Monarch Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana common share; C$0.192 in cash from Yamana; and 0.2 of a share of Monarch Mining Corporation. Yamana issued 11,608,195 common shares, 383,764 replacement warrants and paid approximately $46.9 million in cash, for total consideration of approximately $108.6 million. During the second quarter of 2021, the Camflo property was sold to Canadian Malartic GP.

Additionally, on June 21, 2021, the Company entered into a definitive purchase agreement to acquire the Francoeur, Arntfield and Lac Fortune properties from Globex Mining Enterprises Inc (“Globex”). The Francoeur property is located adjacent to Yamana’s Wasamac project and covers the western extension of the Wasa shear zone. This acquisition adds six kilometres of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

Subsequently, on July 19, 2021, the Company announced its decision to advance the Wasamac project to production based on the results of several studies which updated the baseline technical and financial aspects of Wasamac. The results from all studies were consistent with the Company’s conclusions in its due diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews. The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and

EXHIBIT 99.1
technical expertise and experience. For additional information see “Description of the Business – Mineral Projects – Development Projects – Wasamac Project”.

Positive Construction Decision for Odyssey Underground Project

On February 11, 2021, the Company announced the approval of construction of the Odyssey underground project at Canadian Malartic. The decision reflected the positive technical study results and confirmed the Odyssey project as the next phase in the evolution of mining at Canadian Malartic. The construction decision serves as a milestone in the ongoing evolution of the Canadian Malartic operation and is the culmination of several years of exploration, Mineral Resource development, and technical evaluation which outline the potential for a significant increase in Mineral Resources and a mine life extension to at least 2039. For additional information see “Description of the Business – Mineral Projects – Material Producing Mines – Canadian Malartic Mine”.

Agreement for Integration of Agua Rica and Alumbrera

On March 7, 2019, the Company announced that it had signed an integration agreement with Glencore International AG (“Glencore”) and Newmont Corporation (then Goldcorp Inc.) (“Newmont”) pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”), which owns the Alumbrera Mine. On December 17, 2020, the Company completed the integration of the Agua Rica Project with the Alumbrera Mine and Alumbrera plant and infrastructure (the “MARA Project”).

The integration creates synergies and results in a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, with further potential for optimization and upside.

The Company, Glencore and Newmont have created a new joint venture (the “MARA Joint Venture”) pursuant to which Yamana holds a controlling interest of 56.25%, Glencore holds a 25.00% interest, and Newmont holds an 18.75% interest. The Company has been appointed as the manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, completion of the Feasibility Study and Environmental and Social Impact Assessment (“ESIA”) for the MARA Project, and generally lead the project to development and operation. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance. Since integration, the parties advanced studies to optimize and de-risk the integrated project and now are advancing a Feasibility Study and ESIA, both expected to be completed in 2022. For additional information see “Description of the Business – Mineral Projects – Development Projects – MARA Project”.

London Stock Exchange Listing

On October 13, 2020, the Company completed its listing and began trading on the Main Market of the London Stock Exchange ("LSE") under the ticker symbol “AUY”. The Company considered a number of factors in pursuing the LSE listing. In particular, the Company noted that the LSE currently has a limited number of sizeable pure-play gold producers with annual production of 1 million ounces or more, all of which comes from mines in established mining jurisdictions in the Americas with supportive infrastructure and protocols relating to mining.

Sale of Equinox Gold Shares and Warrants

On April 15, 2020, the Company announced that it had completed a sale transaction with Stifel GMP and Cormark Securities Inc. (collectively, the “Dealers”) pursuant to which the Company sold 12,000,000 units (each, a “Unit”) at a price of C$10.00 per Unit. Each Unit consisted of one common share of Equinox Gold Inc. (“Equinox”) owned by Yamana and one-half of a common share purchase warrant of Yamana, for gross proceeds to Yamana of C$120.0 million. Each warrant entitled the holder thereof to acquire one additional common share of Equinox owned by Yamana at an exercise price of C$13.50 for a term of 9 months from the date of issue. In total, 6,000,000 warrants were issued, of which 405,000 warrants were exercised for total additional proceeds of $4.2 million and the remainder of which expired on January 15, 2021. Subsequently, the Company sold its remaining common shares in Equinox in the second quarter of 2021 for additional proceeds of $47 million.

COVID-19 Developments

In late March 2020, the Company announced that, in response to developments related to COVID-19, the Governments of Quebec and Argentina had imposed temporary restrictions which resulted in limited operations at

EXHIBIT 99.1
the Canadian Malartic Mine, the Cerro Moro Mine and restricted the Company’s efforts at the MARA Project for a brief period. By mid-April, 2020 the Company was able to resume all operations in an orderly and gradual manner with attention to health and safety requirements.

Since the emergence of the global COVID-19 pandemic, the Company’s crisis response team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the safety of employees, contractors and host communities. Although the Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19, there have been confirmed employee cases at site and in the communities surrounding the Company's operations. While the rising case counts due to the Omicron variant at the end of 2021 and continuing into the first three months of 2022 have increased absenteeism across many different industries and required quarantines. Yamana has not been impacted to date and does not expect to be materially impacted, in part due to its successful implementation of prevention, monitoring, testing, quarantine and contact tracing protocols as well as its high level of employee and contractor vaccination rates at its operations. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. For additional information see “Description of the Business – Approach to Health, Safety, Environment and Community Excellence”.

Sale of Royalty Portfolio and Nomad Shares

On May 27, 2020, the Company announced the completion of the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) for total consideration of $64.2 million (the "Nomad Transaction"). The Company announced that it had entered into a definitive agreement with Nomad on February 23, 2020. The Royalty Portfolio sold under the Nomad Transaction consisted of:
•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

The fair value of the consideration received by Yamana at closing of the Nomad Transaction was as follows:
•$10.0 million in cash;
•$10.8 million, being the fair value of the $10.0 million deferred cash payment. The deferred cash payment was measured at fair value due to the convertible nature of the financial instrument and can be converted by the holder into shares of Nomad at C$0.90 per share over a period of two years; and
•$43.4 million in Nomad common shares at a price of C$0.90 per share with a lock-up period of six months from the closing date.

Following the completion of the Nomad Transaction, Yamana held approximately 13% of the outstanding shares of Nomad on a non-diluted basis, assuming conversion of the deferred cash payment. On December 11, 2020, Yamana completed the sale of 22,750,000 Nomad shares via a secondary offering for gross proceeds of approximately C$25.0 million. Following the closing of the offering and the 10 for 1 share consolidation completed by Nomad on June 1, 2021, Yamana holds 4,375,000 Nomad shares, representing approximately 7.1% of the issued and outstanding Nomad shares on a non-diluted basis. Yamana is deemed to hold an additional 1,408,333 Nomad shares under the convertible deferred cash payment, which together with the shares owned by Yamana represent 9.2% of the issued and outstanding Nomad shares on a partially diluted basis.

Suyai Option Agreement

On April 28, 2020, the Company announced it had entered into a definitive option agreement pursuant to which it granted Consultores Asset Management S.A. (“CAM”), a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

EXHIBIT 99.1
An initial amount of $2.0 million was paid to the Company to secure the option. CAM has agreed to assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to all of their proportionate expenses, on or before December 31, 2024 for an initial 35% interest, with rights to acquire an additional 5% interest within the five following years. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture. The Company believes there is considerable value, far in excess of the cash contributions, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai Project.

In the event the Suyai Project receives approval to proceed, Yamana would oversee its development. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. Each party would have the right to its proportion of gold production from the Suyai Project.

Sale of Chapada Mine

In July 2019, the Company sold the Chapada Mine for a total consideration of approximately $1.0 billion which included a cash payment of $800.0 million, marketable financial instruments, net smelter returns royalties and other consideration. During the third quarter of 2019, the Company received cash proceeds of $65.5 million on the sale of a marketable financial instrument thereby increasing the cash consideration to $865.5 million. As noted above, the Company sold the net smelter returns royalty to Nomad for cash and shares as described under the Nomad Transaction thereby further increasing the cash consideration from the sale. See “– History – Sale of Royalty Portfolio and Nomad Shares”.

Repayment of Revolving Credit Facility and Prepayment of Certain Outstanding Notes

On July 5, 2019, the Company announced it had used the upfront cash consideration from the sale of the Chapada Mine to repay the entire June 30, 2019 outstanding balance under its revolving credit facility of $385.0 million and that it had commenced a tender offer on certain of its outstanding senior notes. The tender offer expired on August 7, 2019, at which point the Company prepaid a total of $415.0 million principal amount of its outstanding senior notes, on a pro rata basis.

Hedge Programs

The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

As at December 31, 2021, the Company had zero-cost collar contracts as follows:
•For the period from January to December 2022, with an average call and put strike price of R$5.25 and R$5.71 per US dollar, respectively, totalling R$192 million evenly split by month; and
•For the period from January to December 2022, with an average call and put strike price of CLP$750.00 and CLP$850.75 per US dollar, respectively, totaling CLP$62.4 billion evenly split by month.

As at December 31, 2021, the Company had forward contracts as follows:
•For the period from January to December 2022, with an average forward rate of R$5.49 per US dollar, totalling R$192 million evenly split by month; and
•For the period from January to December 2022, with an average forward rate of CLP$798.69 per US dollar, totalling CLP$62.4 billion evenly split by month.

During the fourth quarter of 2020, the Company entered into a derivative contract, which mature in November 2022, to mitigate the volatility of its share price on Deferred Share Unit (“DSU”) compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based precious metals producer with a particular focus in gold and silver. The Company has a significant portfolio comprised of operating mines, development-stage projects, and exploration and

EXHIBIT 99.1
mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company produces gold and silver doré bars at its El Peñón Mine, Cerro Moro Mine and Canadian Malartic Mine (50% indirect interest), gold doré bars at its Jacobina Mining Complex, and gold and silver doré bars and zinc concentrate at its Minera Florida Mine. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and zinc concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Employees

As at December 31, 2021, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Canada	132	4	136
Canada, Canadian Malartic (50% interest)	897	1,441	2,338
Argentina	903	1,063	1,966
Argentina, MARA (56.25% interest)	190	202	392
Brazil	1,363	1,087	2,450
Chile	2,372	1,664	4,036
Netherlands	1	-	1
United States	3	1	4
Total	5,858	5,716	11,574

Domestic and Foreign Operations

The Company’s mine and mineral projects are located in Canada, Brazil, Chile and Argentina. See “General Development of the Business – Overview of Business” for a summary of the Company’s projects. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “– Risks of the Business”.

Approach to Health, Safety, Environment and Community Excellence

Excellence in health and safety, environmental protection, relationships with host communities and respect for human rights is a core part of Yamana’s business. The Company believes that such excellence is an enabler and

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condition precedent of a good mining business, and is a signal of the quality of management. High quality management in the mining business enables the corporate and operational culture necessary to achieve growth objectives.

These convictions mean that the Company works hard to identify the aspects of its business that touch on these considerations, the impacts that may exist from its activities, actions necessary to eliminate, reduce or manage such impacts and the systems and processes developed and implemented to ensure aspects and impacts are well-managed.

The Company’s approach to excellence operates at both the corporate and operations levels. The role of the corporate team is two-fold; to provide governance and oversight of the health, safety and sustainable development (“HSSD”) aspects of the business and to co-develop, with operations, the management framework and systems that apply across the organization and which are implemented and actioned on the ground at operations. The corporate HSSD team also assists operations in the implementation of systems. In establishing management frameworks and systems, the corporate HSSD team must have detailed knowledge of the many evolving international best practice (“EIBP”) standards from third parties that address HSSD topics to determine which of these add value to the Company and to incorporate these into systems. In this way, the Company helps ensure that its operations are up-to-date on those management approaches that achieve excellence. Management frameworks and systems must continually evolve to address changes in the business and as new commitments are adopted.

Yamana’s work to achieve excellence at the operations is critical to its success since, by and large, that is where the business takes place and where the aspects exist and impacts may occur. There are two components to the Company’s operational focus: first, working in its mining and processing operations to identify and manage workplace health and safety exposures and reduce environmental impacts and second, engaging with its host communities to explain the Company’s business and understand their concerns. These two areas of focus often go hand-in-hand and overlap.

The Company emphasizes the importance of listening to people in host communities who are affected by its activities, from exploration to development to operations through to closure, to understand their concerns. What they experience is absolutely critical to maintaining and growing our business. This understanding, when coupled with Yamana’s commitment to zero harm, allows the Company to respond to concerns in a timely fashion and develop actions to address concerns and impacts. The Company is guided by commitments to openness, honesty and transparency in such engagement.

All of this is embodied by the Company’s One Team, One Goal: Zero vision that communicates in a simple and effective way our commitment and helps build the desired operational and corporate culture. One Team, One Goal: Zero reflects Yamana’s conviction that everyone at Yamana is responsible for the Company’s HSSD performance and achieving excellence. Yamana’s HSSD performance is described in detail in the Company’s Sustainability Report (the “Material Issues Report”), which is available on its website at www.yamana.com.

A Word about ESG

Interest in environmental, social and governance (“ESG”) aspects of the Company’s business has grown exponentially over the past few years, primarily from the financial and investment communities. This interest is long overdue in Yamana’s view – the recognition that, in the mining sector in particular, ESG performance and excellence go a long way to predict the financial performance and growth trajectory of a company like Yamana. Identifying and managing these issues is not new for Yamana – they have been at the core of the Company’s business since its inception nearly 20 years ago. ESG topics span all departments in the Company – those related to HSSD are managed by Yamana’s HSSD corporate, regional and site teams; the remaining social and governance topics are the shared responsibility of other departments.

Recognition

Yamana’s HSSD management and performance were recognized in the following ways in 2021:
•Yamana was included in Sustainalytics’ Jantzi Social Index for the thirteenth consecutive year. The index partners with the Dow Jones Sustainability Index to screen the 50 top-performing Canadian companies from an environmental, social and governance perspective;
•Yamana was named one of Canada’s Best 50 Corporate Citizens by Corporate Knights Magazine and was the highest-ranked mining company. The award recognizes performance against a broad set of ESG performance criteria; and

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•In December the MARA project was recognized at the Silver and Gold Summit in Buenos Aires for its public participation program and efforts to engage and introduce communities to mining.

Governance

The Company believes that establishing the tone from the highest governance levels of Yamana is a fundamental part of achieving excellence.

The Board of Directors
The Company’s board of directors oversees strategy, governance and risk, including risks and opportunities associated with ESG factors, such as climate change. The Executive Chairman drives and facilitates ESG policy development, and the implementation of directives, in consultation with the board of directors and with the support of the CEO and the Senior Vice President, Health, Safety and Sustainable Development. The sustainability committee of the Company’s board of directors oversees all aspects of health, safety and sustainability matters. The sustainability committee reviews policies, compliance issues and incidents, and ensures the Company has been diligent in carrying out its responsibilities and activities.

Corporate Level
The corporate HSSD team is led by the Senior Vice President, Health, Safety and Sustainable Development. The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the mine sites, the development project teams and exploration teams to make sure systems are implemented, best practices are shared and performance is enhanced.

Operational Level
Each operation has an HSSD team and committee chaired by the site’s general manager. The committees meet at least monthly to discuss HSSD issues, approaches, incidents, corrective actions and other operational practices. The committees monitor the implementation of management systems, the effectiveness and performance of their sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

Yamana revised its HSSD Management Framework in 2021 and introduced a new Responsibility Policy and eight Statements of Commitment for each functional element that comprises HSSD. These changes, along with the upcoming development of HSSD Standards, build on the Company’s pre-existing management framework and will incorporate the elements of EIBP external codes and standards which Yamana has committed to implement. The standards will address the range of topics that apply across the business and will represent a minimum level of performance. The Company expects these changes to take HSSD performance to the next level.

Three key principles support the Company’s approach to HSSD Management – risk management, integration, and external reporting and assessment:

1. Risk management

The basis of Yamana’s management approach is effective risk management. Using the HSSD Management Framework and a variety of specific standards and procedures, each operation effectively maps its HSSD aspects and impacts, and areas for improvement to develop an approach to:
•planning and risk assessment;
•standard operating procedures;
•identifying legal and contractual requirements;
•industry best practices;
•company objectives; and
•the link between outcomes and action plans for key performance metrics, development plans and internal auditing systems.
Significant, inherent business risks, including those associated with tailings storage facilities (“TSF”), waste rock storage facilities or cyanide usage, among others, have enhanced, specific measures to help confirm optimal management of these risks. These include on-going monitoring of each structure and tools to help

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monitor specific risks. The Company’s Director, Tailings Management also prepares monthly reports on the TSFs, and ensures regular third-party expert reviews at each facility. See “– Risks of the Business”.

The Canadian Malartic Mine, a jointly-owned operation with Agnico Eagle Mines Limited (“Agnico Eagle”), operates under Agnico Eagle’s HSEC management systems. These systems are based on EIBP and generally align with Yamana’s HSSD Management Framework.
2. Integration

It is the responsibility of each operation, development and exploration project to implement Yamana’s HSSD Management Framework, starting with risk assessment through to implementation and monitoring. Empowering operational and project management with responsibility for integrating HSSD and aligning HSSD performance with compensation improves strategic planning and implementation, ensuring that HSSD is fully integrated into the business and that the outcome is owned by the entire site rather than being seen as the responsibility of a particular operational department.

Operating sites measure their progress against the HSSD Management Framework on an annual basis, which will expand to include the forthcoming HSSD Standards. The outcome of this is combined with annual risk assessments and the results from a range of other key performance indicators to determine each sites’ annual action plans, known as the HSSD Performance Index. The results of the HSSD Performance Index, are incentivized at both the site and executive levels.

3. Commitment to Evolving International Best Practice Standards

An important part of establishing management frameworks and systems and achieving HSSD excellence is evaluating the range of EIBP standards from third-party organizations. The number of such standards has increased at a nearly exponential rate over the past 20 years and the breadth of topics covered by the standards has also increased. It is incumbent on the corporate HSSD team to have visibility of all standards, understand them and assess which deliver value to Yamana. In addition, the Company must understand which standards are expected to be adopted by its stakeholders, especially by investors.

In 2021, Yamana continued its alignment with EIBP standards. The Company successfully completed the second year of a three-year process to implement the Mining Association of Canada’s Towards Sustainable Mining (“TSM”) initiative and the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”). These two external standards focus on improving operational performance across a series of material ESG aspects to improve judgement of our business with host communities and other stakeholders. The Company also formalized its alignment with the Voluntary Principles on Security and Human Rights and advanced implementation at its wholly-owned operations. Yamana’s process to develop its HSSD Standards will involve incorporating these and other aspects, creating a single high standard of performance across the business. The HSSD Standards will also set out the steps the Company intends to take to define leadership positions on important ESG issues, such as water management and climate change.

Yamana also maintains certifications with several external agencies, including:
•International Cyanide Management Code;
•ISO 14001 Environmental Management Systems;
•OHSAS 18001/ISO 45001 Occupational Health and Safety Management Systems; and
•World Gold Council’s Conflict-Free Gold Standard.

4. External reporting and assessment

Yamana’s commitment to openness and transparency is demonstrated by its annual Material Issues Report which describes the Company’s HSSD performance and incorporates reporting against the Global Reporting Initiative and Carbon Disclosure Project. The Company plans to release its first standalone report aligned with the recommendations of the Task Force for Climate Related Financial Disclosures in the second quarter of 2022.
Performance

Yamana regularly reports on a range of aspects, impacts and topics of interest to it and its stakeholders, including:

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•governance;
•workplace health and safety;
•community relations and development;
•business ethics and human rights;
•climate change;
•tailings and waste management;
•water management;
•biodiversity and
•mine closure.

Workplace Health and Safety

Yamana continued its commitment to protecting the health and safety of its employees and contractors in 2021. During the year, the Company’s total recordable incident rate (“TRIR”) increased from 0.49 to 0.73 (excluding Canadian Malartic). This performance was in line with our peer-group and the increase was primarily attributed to low-energy incidents.

Yamana’s safety performance reflects the efforts it has made toward reaching its vision of zero injuries. The Company recognizes that there is still significant work to be done and, to that end, has continuous learning and improvement initiatives in place across the organization to help identify ways to make further step changes in safety performance. Yamana’s health and safety team had the following priorities in 2021 which continue into 2022:
•ensure the continued health and safety of employees amid COVID-19;
•increase measurement and reporting of preventative or ‘leading’ indicators;
•increase the focus on high potential incidents and sharing learnings across sites and to upper management and senior executives;
•increase focus on the quality of incident investigations;
•ensure fatal risk protocols are best-in-class and verified in the field; and
•increase capacity on emergency preparedness.

As a result of the COVID-19 pandemic Yamana’s HSSD Protocols were maintained at all sites in 2021 to address the risks presented by the virus and keep employees and communities safe. Since the emergence of the COVID-19 pandemic, Yamana’s crisis response team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further safeguarding the health of its employees and their local communities while continuing to operate safely and responsibly. In addition to heightened health screening and social distancing and hygiene measures, Yamana responded to community needs with financial assistance and donations of critical supplies, as well as support for community-led crisis planning and management. Emphasis was also placed on making sure that all employees and contractors were fully vaccinated; by mid-February 2022 more than 99 percent of employees and contractors had received one dose, more than 94 percent were fully vaccinated and more than 54 percent had received a booster dose.

Earning and Maintaining Privilege to Operate with Host Communities

As an international mining company, Yamana builds and maintains relationships with a diverse range of stakeholders. No relationships, however, are more important than those with Yamana’s host communities. In many cases, host communities are the Company’s neighbours, provide workers for its operations and goods and services required for its business. The Company spends considerable effort to build, maintain and enhance these relationships.

As in previous years, Yamana had no significant community conflicts or incidents in 2021. The Company began measuring its social license to operate (“SLO”) at all operations in 2019 through the use of comprehensive community perception surveys referred to as the SLO Index. The SLO Index is one tool the Company uses to achieve excellence in social performance. Yamana has seen relatively stable SLO Index results at each of its three wholly-owned operations since the inception of the SLO Index and received positive feedback from host communities specifically about the Company’s local response to the COVID-19 pandemic.

Yamana’s social performance is also guided by the HSSD Management Framework and the requirements of EIBP standards, including TSM and the RGMPs. Underpinning these standards are a number of management system elements, including Yamana’s Responsibility Policy and eight Statements of Commitment on the different functional aspects that comprise HSSD, including human rights. These are available on the Company’s website at

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www.yamana.com. Yamana is committed to acting in accordance with Voluntary Principles on Security and Human Rights and began formal alignment in 2021. The Company requires the same adherence from its service providers and works to confirm that all security personnel have received human rights-specific training. The HSSD Management Framework also provides best practices guidelines for stakeholder engagement, impact and benefit management.

Each operation has a community relations team that regularly engages with the local communities through formal and informal engagement mechanisms. Engagement was impacted significantly by the COVID-19 pandemic as operations transitioned to more digital forms of engagement, including:
•Virtual open houses, via remote platforms;
•Environmental Impact Assessment (“EIA”) consultation processes, utilizing simultaneous mixed media broadcasting (live TV, radio, and remote platforms); and
•Increased social media presence that allowed for two-way engagement between sites and community members.

Yamana makes substantial commitments to host community development priorities and initiatives every year. These typically focus on sustainable income generation, education, health and culture. Contributions are made through direct community investment, donations and sponsorships. The Company’s most important commitments in 2021 continued to focus on COVID-19 prevention assistance to host communities, including:
•Donating face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support ambulances and local health officials in the communities in which the Company operates;
•Working with host communities and others to facilitate vaccination programs;
•Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for local community members and employees;
•Working with host communities to develop and implement local crisis management plans;
•Building up the capacity of local health clinics to be able to effectively manage community COVID-19 cases, including the purchase of respirators, testing equipment, computers and other critical equipment;
•Donating, and anticipating to donate, hundreds of thousands of dollars in support of communities moving forward; and
•Creating digital platforms for the Company to maintain a dialogue with communities about COVID-19 and other concerns.
Yamana achieved a host-country procurement rate of 91%.

Climate Change

Yamana formally adopted a board- approved climate strategy in early 2021, at the direction of the Executive Chairman, to demonstrate climate change leadership and our commitment to the transition to a low-carbon future. Yamana has advanced work to define its baseline emissions year (2019) and define its business-as-usual emissions projections, based on approved life of mine plans. The Company announced in December 2021 that it has raised its climate ambition to align with a science-based 1.5°C target compared to pre-industrial temperatures, meaning that the Company will require annual greenhouse gas emissions reductions of four to five percent up to 2030. Yamana has identified projects that are expected to allow it to meet the 2030 target with modest expenditure. At the same time, the Company will advance its plans towards meeting its aspirational net-zero 2050 target. The Company’s climate change approach also incorporates adaptation, mitigation and preparedness. This approach primarily focuses on how we could remain resilient to the impacts of climate change on our business and operations.

Tailings and waste management

The management of mine waste, specifically tailings management, consistently remains one of the most material issues for Yamana and the mining industry as a whole. Furthermore, in light of recent tailings-related tragedies, investors and society at large are seeking confirmation that mining companies have the people, systems and performance to assure responsible management of tailings facilities. Tailings management is complex and is subject to many internal technical factors and judgements, as well as external factors over which companies often have limited or no control.

Responsible tailings management is a cornerstone of the Company’s Health, Safety and Sustainable Development program and Yamana is committed to proper and effective management of TSFs. Yamana has developed best-in-class tailings governance and a strong tailings management framework, which seeks to minimize

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risks to the environment and the Company’s host communities and ensure long-term stability of Yamana’s TSFs. The Company’s strategy includes incorporating EIBP into its systems and processes, quality designs, clear accountability and responsibility, sound dam safety practices, comprehensive risk management, and effective emergency response and preparedness systems. Amongst the steps the Company takes in regards to such management is working closely with local communities to ensure Yamana keeps people informed, safe and secure.

Yamana’s tailings management framework builds on EIBP and governs all tailings management activities throughout the life cycle of its tailings operations. The Company’s tailings strategy leverages this framework to ensure that all of its TSFs and associated water management facilities conform to the highest standards on dam safety and tailings management. Key aspects of the Company’s tailing management approach include:
•recognizing tailings management as a critical business risk, allowing for adequate and timely resource allocation in all operations;
•developing and implementing a best-in-class tailings governance approach and management system;
•having a designated accountable executive officer, a dedicated Director, Tailings Management and responsible management and staff at the operations for all TSFs;
•regularly completing third-party expert reviews and assessments;
•implementing designs prepared by registered engineers that incorporate best available technologies, including paste, dry stacking, downstream construction methods and liner installation;
•effectively communicating at the corporate level, including completing monthly tailings reports by site and corporate. Both the accountable senior officer and Director, Tailings Management have direct access to the Company’s CEO and the Executive Chairman;
•regularly monitoring and reporting performance indicators; and
•conducting risk assessment and management, including reporting.

In late 2021 Yamana established an Independent Tailings Review Board (“ITRB”) comprised of senior, third-party experts in geotechnical engineering and tailings management to provide an additional, high-level governance element to the Company’s tailings management approach. The ITRB reviews and makes recommendations to the Company to improve its tailings management practices and performance these.

Also of note is the fact that all of Yamana’s wholly-owned TSFs employ downstream or centerline construction methods, which are considered to be inherently safer and more stable configurations than the upstream method. Dam breach and inundation assessments are conducted on all active, operating dams and are updated regularly considering the existing dam height and approved TSF designs. In 2021, the Company committed to the staged implementation of the requirements of the recently-released Global Industry Standard on Tailings Management. Further information on tailings management is available on the Company’s website at www.yamana.com.

Sound environmental management also includes the responsible management of solid and hazardous waste generated at the Company’s operations. Yamana’s programs focus on identification, segregation, transportation, disposal, and overall responsible management and monitoring of hazardous, non-hazardous, and mineral waste. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific regulatory requirements.

There have been no significant spills at Yamana operations since 2016 and all operations remain compliant with the International Cyanide Management Code.

Water management

The Company recognizes that water is a shared resource and is committed to responsibly managing it in collaboration with host communities and stakeholders. Water is an important input to mining and mineral concentration processes. Changes in the availability of, or access to, reliable water sources is a key risk for Yamana, whether it is due to the effects of climate change, regulatory or policy changes or competing priorities for water.

The goal of the Company’s water strategy is to ensure that its operational water management practices are efficient and minimize consumptive use, which means minimizing impacts on local water resources, both in terms of quantity and quality. Each of Yamana’s sites has a unique water context, with unique water risks and challenges that require unique water management strategies.

All operations seek to minimize their freshwater use through reducing total consumption and maximize the use of recycled water, to minimize the impact on the local water resources. In addition, the Company prevents the

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discharge of process water to the natural environment. Overall, the Company’s water management strategy comprises four key components: efficiency, quality, climate adaptation and preparedness, and stakeholder engagement.
1.Efficiency- Maximize efficiency and reduce raw water consumption, through tracking water use and management practices to identify water efficiency programs at each site
2.Quality- Minimize effects on human health and aquatic ecosystems through monitoring of water quality and adhering to local regulatory requirements and EIBP
3.Climate Adaption and Preparedness- Identify and understand vulnerabilities, through adjusting management plans to reflect regional weather patterns and continuously updating and testing emergency response personnel.
4.Stakeholder Engagement- Communicate with host communities and stakeholders about key issues at every stage of operations.

Most of the fresh water comes from within the mine site or from precipitation, with a small amount abstracted from groundwater wells, rivers, lakes or streams. In 2018, an assessment of water risks for each operation was conducted which focused on identifying key risks, opportunities, and action plans for managing water at the Company’s operations. The management and implementation of these actions have been integrated into each site’s short-, medium- and long-term objectives.

Mine closure

Mine closure is closely managed by the operations with corporate oversight. Each operation has a comprehensive mine closure plan and cost estimate, and a corresponding Asset Retirement Obligation (corporate closure provision) that is updated annually. Yamana’s total liabilities for reclamation and closure cost obligations as at December 31, 2021 were $377.2 million on a 100% consolidated basis.

Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as differences in laws, business cultures and practices, banking systems and internal control over financial reporting. See below under “– Risks of the Business”.

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its wholly-owned subsidiaries. These systems are overseen by the Company’s board of directors and implemented by the Company’s senior management team. The relevant features of these systems are set out below.

Control over Foreign Subsidiaries

The Company controls its foreign subsidiaries by virtue of its ownership of 100% of the shares issued by such entities (exclusive of non-material subsidiaries and Minera Agua Rica Alumbrera Ltd. which is held at 56.25%). As the sole shareholder of its foreign subsidiaries, the Company has the power to appoint and dismiss any and all of its foreign subsidiaries’ directors at any time. The directors of each foreign subsidiary (appointed by the Company) then have the power to appoint and dismiss any and all such foreign subsidiaries' officers at any time, instruct such officers to pursue business activities, and to require such officers to comply with their fiduciary obligations. As the sole shareholder of its foreign subsidiaries, the Company's approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, through these relationships, the Company can effectively ensure that the business objectives of the foreign subsidiaries are aligned with its own.

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Board and Management Expertise

A majority of the Company’s directors have been directors for a period in excess of five years. Likewise, a majority of the Company’s senior officers have at least five years of experience in senior leadership positions with the Company. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. See “Directors and Officers” for further information on the senior officers’ and directors’ experience.

In addition, the Company’s board of directors, through its corporate governance practices, regularly receives management and technical updates and progress reports in connection with the foreign subsidiaries, and in so doing, maintains effective oversight of their business and operations. Further, the Company’s directors and senior officers visit the Company’s operations in foreign jurisdictions on a regular basis to ensure effective control and management of the Company’s foreign operations. As a result of the COVID-19 pandemic, such visits have been reduced but other measures, including regular video meetings, have been introduced to compensate for the temporary disruption to regular site visits. During these visits they come into contact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.

Internal Control Over Financial Reporting and Funds

The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Several of the Company’s Vice Presidents have the relevant language proficiency (Spanish and Brazilian Portuguese), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

Pursuant to the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the audit files of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2021, as filed under the Company’s SEDAR profile at www.sedar.com and on the Company’s website.

Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.

The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.

The foreign subsidiaries also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen and approved by the Company’s Senior Vice President, Finance and Chief Financial Officer and the Treasurer.

The Company ensures the flow of funds between Canada and each emerging jurisdiction functions as intended by:
•appointing common officers of the Company and the foreign subsidiary;
•involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and
•closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.

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Communication

The Company maintains open communication with each of its operations through many senior and non-senior officers who are fluent in either French, Brazilian Portuguese or Spanish, as applicable. In addition, all management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and board meetings is English and material documents relating to the Company that are provided to the board of directors are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any communication-related issues.
Records

All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties identified by the Company below are not the only risks and uncertainties that the Company faces. These risks may not necessarily occur nor occur as described. In identifying a risk, the Company is not indicating that any particular risk will occur, only that such risk is possible. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “Cautionary Note Regarding Forward-Looking Statements”.

Gold, Silver and Copper Prices

The Company’s profitability and long-term viability depend, in large part, upon the market prices of metals that may be produced from its properties, primarily gold, silver and copper. Market price fluctuations of these commodities could adversely affect profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including:
•global and regional supply and demand for industrial products containing metals generally;
•changes in global or regional investment or consumption patterns;
•increased production due to new mine developments and improved mining and production methods;
•decreased production due to mine closures;
•interest rates and interest rate expectation;
•expectations with respect to the rate of inflation or deflation;
•fluctuations in the value of the United States dollar and other currencies;
•availability and costs of metal substitutes;
•global or regional political or economic conditions; and
•sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects, as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower metal prices and revise life-of-mine (“LOM”) plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

EXHIBIT 99.1
In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, aspects related to worker safety, water quality, water management, land reclamation, waste disposal (including mine waste and the generation, transportation, storage and disposal of hazardous waste), mine development and protection of endangered and other special status species. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation and regulations are generally becoming more prescriptive and enforcement is escalating with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, increased permitting timelines and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial

EXHIBIT 99.1
position and operations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

Government environmental approvals, permits and licenses are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third-party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.

In certain jurisdictions where Yamana operates, the Company may be required to submit, for government approval, a reclamation plan and cost estimate for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after certain mining or exploration activities have been carried out by the Company. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

The extraction process for gold and metals can produce tailings, which are the sand and silt-sized rock particles that remain after the target minerals are extracted. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Should a breach of these facilities occur due to present-day limitations on engineering and scientific knowledge related to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability.

Production at certain of the Company’s mines involves the use of cyanide which is a toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company became a signatory to the International Cyanide Management Code in September 2008 to ensure the safe transport and use of cyanide in the production of gold. Conformance with this code is verified by independent audits, and the Company’s operations are in full compliance with this code.

The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health and safety, hazardous substances, waste management and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “– Risks of the Business – Foreign Operations and Political Risk”.

EXHIBIT 99.1
Among the other environmental risks that Yamana has identified across all of its operations are water supply, water management and a range of climate-change related risks. For more details regarding Yamana’s management approach to each of these areas see “– Communities, Environmental Protection and Policies”.

Nature and Climatic Condition Risk

The Company and the broader mining industry can face geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, TSF instability and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and embankment instability, which could potentially result in slippage of material or, under very extreme circumstances, lead to a tailings dam failure.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Furthermore, the occurrence of physical climate change events may result in substantial costs to respond and/or recover from an event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at the Company’s operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. The Company can provide no assurance that it will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

In addition, as climate change is increasingly perceived as a broad societal and community concern, stakeholders may increase demands for emissions reductions and call-upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon maintaining adequate lines of credit occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

EXHIBIT 99.1
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Prices and Availability

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia, other changes in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third-party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Canada, Brazil, Chile and Argentina, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

EXHIBIT 99.1
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries.

On December 23, 2019, the Argentine government issued Law No. 27,541, which established a maximum export tax of 8% on mining and extends the date to establish the new rate to December 31, 2021. On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% rate on silver and gold concentrate. Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro.

On December 29, 2017, the Argentine government enacted a tax reform package. The new law includes a reduction in the corporate tax rate from 35% to 30% for 2018 and 2019 and to 25% thereafter. To offset this reduction, a proposed new dividend withholding tax at a rate of 7% for 2018 and 2019 and a 13% rate going forward was introduced. The dividend withholding tax can be reduced under a bilateral treaty. In addition, the Argentine government implemented a new federal Mining Accord that establishes guidelines applicable to new mining projects in respect of taxation and royalties, and other areas of mining operations including environmental matters and mine closure plans. On December 23, 2019, the Argentine government enacted a law to postpone the reduction to 25% until 2021. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.

In July, 2021, Chile began drafting a new national constitution, which may modify, among other things, the legal framework of mining rights and water rights. The constitutional convention has a nine-month deadline, which has been extended by an additional three months, to draft a new constitution. Once the text is completed it is then required to be approved in a national referendum which is expected to occur during the third quarter of 2022. In addition, there is currently a bill in Chilean Congress which seeks to impose a new mining royalty of 3% of ad valorem value of all extracted minerals. The bill does not clarify if this new royalty would be in addition or will replace the current taxes specific to mining activities.

In January 2022, Chilean Congress approved a modification on the water rights regime establishing that new water rights can only be granted for a maximum of 30 years, renewable for the same number of years. The water authority can decide not to renew water rights if not being used or if there is an impact on the sustainability of the source and such water rights will be extinguished, partially or totally, if they are not used for a period of five years (consumptive rights) or ten year years (non-consumptive). For consumptive rights currently in force, which is the case for the Company’s operations in Chile, the expiration term is 5 years without having carried out the necessary works to capture the water, which is not the current situation of the Company’s sites. This rule is expected to become effective in 2024 and will be managed accordingly by the Company.

In February 2022, Chilean Congress enacted bill N°21.420 that changed the mining concessions regime by establishing that exploration concessions will last up to four years from the date of its constitution, with no possibility of extension. With the new regime, the former owner of the exploration concession will not be able to acquire a new exploration concession that covers all or part of the exploration concession extinguished and the new owner must be a different person with no relation at all with the former owner. The Company does not expect this to have a significant impact on its exploration activities but it may incur additional fees as a result of the new regime.

The Company continues to monitor developments and policies in all the jurisdictions in which it operates and the potential impact such developments and policies may have on its operations; however, they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Infectious Diseases

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals,

EXHIBIT 99.1
governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time. The impact of the COVID-19 pandemic has included extreme volatility in financial markets, a slowdown in economic activity and extreme volatility in commodity prices (including precious metals). The international response to COVID-19 led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this annual information form will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its mines. The LOM estimates included in this annual information form may not prove to be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

EXHIBIT 99.1
Uncertainty Relating to Future Production Estimates

The Company prepares estimates and projections of future production for its existing and future mines. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including: Mineral Reserve and Mineral Resource estimates; the availability, accessibility, sufficiency and quality of ore; the Company’s costs of production; the Company’s ability to sustain and increase production levels; the sufficiency of the Company’s infrastructure; the performance of the Company’s workforce and equipment, the Company’s ability to maintain and obtain mining interests and permits; and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Joint Ventures

Yamana holds an indirect controlling interest of 56.25% in the MARA Project, the other 25% and 18.75% interests being held by Glencore and Newmont, respectively. The Company determined that it controls the MARA Project through its 56.25% voting interest, and therefore the Company is required to consolidate 100% of the MARA Project, and recognize the non-controlling interests. The Company’s interest in the MARA Project is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or disputes arising between joint venture partners regarding joint venture matters such as project financing, development milestones and offtake matters. The existence or occurrence of one or more of the foregoing circumstances and events, for example, could have a material adverse impact on Company’s profitability, future cash flows, earnings, results of operations and financial condition. See “Description of the Business – Mineral Projects – Development Projects – MARA Project”.

Partnership with Agnico Eagle

The Company has formed a 50/50 partnership with Agnico Eagle in connection with the acquisition of the Canadian Malartic Mine (“Canadian Malartic GP”). There are a variety of general risks associated with the Canadian Malartic GP, particularly because Yamana is not the sole operator. These risks include, but are not limited to:
•disagreement with Agnico Eagle about how to develop, operate or finance a project;
•that Agnico Eagle may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;
•that Agnico Eagle may not comply with the Canadian Malartic GP’s partnership agreement;
•the possibility that Agnico Eagle may become bankrupt;
•that Agnico Eagle may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;
•possible litigation with Agnico Eagle about Canadian Malartic GP matters; and
•the possibility that the Company may not be able to sell its interest in the Canadian Malartic GP if the Company desires to exit the Canadian Malartic GP.

These risks could result in legal liability or affect the Company’s ability to develop or operate the Canadian Malartic GP’s projects, either of which could have a material adverse effect on the Company’s future growth, results of operations, cash flows and financial position.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

EXHIBIT 99.1
Permitting

The Company’s operations are subject to receiving and maintaining permits from relevant governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, fires or unavailability of materials and equipment, cyber attacks, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Yamana’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production (such as limited underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Compliance with Anti-Corruption Laws

Yamana is subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Extractive Sector Transparency Measure Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as have an adverse effect on the market price of the Company’s common shares. The Company has instituted policies designed to facilitate compliance with such requirements that apply to all employees, consultants, contractors, suppliers and other agents, including a code of business conduct and ethics and a whistleblower policy, as anti-bribery and anti-corruption policy, as well as mandatory training. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring Yamana’s compliance, and the compliance of its employees, consultants, contractors, suppliers and other agents, with all applicable anti-corruption and anti-bribery laws.

EXHIBIT 99.1
Construction and Start-up of New Mines

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Timelines to permit new mining operations continue to increase and permitting requirements are becoming more stringent. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Land Title

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Concessions

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

EXHIBIT 99.1
Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of gold, silver and copper. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.

In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.

Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the indenture governing the Company’s outstanding Notes limits the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

EXHIBIT 99.1
Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. The revenue generated from the sale of gold and silver from the Company’s operations is in United States dollars, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reais, Argentine pesos, Chilean pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real, Chilean peso and Canadian dollar, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real, Chilean peso and Canadian dollar risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks. See “General Development of the Business – History – Hedge Programs”.

Additionally, certain exploration and assets, including the Monument Bay Project and the Wasamac Project, are located in Canada and the costs associated with such assets are primarily denominated in Canadian dollars. Any appreciation of the Canadian dollar against the United States dollar could have a material adverse effect on the Company’s business, financial condition and results of operations.

Write‑downs and Impairments

Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs of disposal.

The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of work-in-process inventories by the Company may include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock-piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors

EXHIBIT 99.1
including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Company’s board of directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Yamana to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Company’s board of directors, this could adversely effect Yamana’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations. See “Legal Proceedings and Regulatory Actions” for further details on ongoing legal proceedings.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high-quality investments.

Use of Derivatives

From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk - risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in

EXHIBIT 99.1
market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration

From time to time the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Amendments to Mining Laws and Regulations

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Community Relations

The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Yamana operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Company’s projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

EXHIBIT 99.1
Non-Governmental Organizations

Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. For example, at the end of 2021, there was a temporary suspension of operations associated with the strike of one of the Company’s unions, before collective bargaining negotiations were resumed and concluded. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Reliance on Local Advisors and Consultants in Foreign Jurisdictions

The Company holds mining and exploration properties in Brazil, Argentina, and Chile, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Market Price of Common Shares

    The common shares are listed on the TSX, the NYSE and the LSE. The price of the common shares is likely to be significantly affected by short-term changes in gold, silver or copper prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. Global capital markets have continued to display increased volatility in response to global

EXHIBIT 99.1
events, including the COVID-19 virus pandemic and the Russian invasion of Ukraine. The extent to which COVID-19 impacts the market for Company’s securities will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the COVID-19 outbreak. The continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, have and may continue to result in increased volatility in the market for Company’s securities and could have other long-term effects which are currently unknown.

    As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global Financial Conditions

    Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including as a result of the COVID-19 virus pandemic and due to significant fluctuations in commodity prices as a result of the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.

Credit Rating

There can be no assurance that the credit ratings and outlook assigned to the Company’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

Dividend Policy

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. Effective for the third quarter of 2021, the Company increased its annual dividend to $0.12 per share. See “General Development of the Business – History – Dividend Policy” and “Dividends”.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.

Dilution to Common Shares

During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights

EXHIBIT 99.1
that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

    Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction any of the United States, the United Kingdom or Canada.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Disclosure and Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Enforcement of Legal Rights

The Company has material subsidiaries organized under the laws of Brazil, Argentina and Chile and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian

EXHIBIT 99.1
securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Failures of Information Systems or Information Security Threats

    The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

    Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cybersecurity threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined herein) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

EXHIBIT 99.1
The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are subdivided, in order of increasing confidence, into Probable Mineral Reserves (as hereinafter defined) and Proven Mineral Reserves (as hereinafter defined). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Non-GAAP Financial Performance Measures

GEO Production and Sales

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as GEO. Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

Non-GAAP Financial Performance Measures

In this annual information form, the Company uses non-GAAP financial performance measures and non-GAAP ratios to supplement its financial statements, which are presented in accordance with IFRS, including Cash costs per gold equivalent ounce ("GEO") sold and all-in sustaining costs ("AISC") per GEO sold.

The Company believes that these measures and ratios, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The reconciliations to the above-noted non-GAAP financial performance measures and ratios to the most directly comparable measure reported in the Consolidated Financial Statements can be found in the Company’s MD&A for the year ended December 31, 2021 available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

Cash Costs and All-In Sustaining Costs per GEO Sold

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

EXHIBIT 99.1
The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" are non-GAAP ratios and do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

EXHIBIT 99.1
Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2021. See “Interests of Experts”.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic & Barnat Open Pit (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Canadian Malartic Underground (50%)	0	0.00	0	0	0.00	0	0	0.00	0
Canadian Malartic Total (50%)	21,466	0.84	580	28,758	1.28	1,188	50,225	1.09	1,767
Cerro Moro	365	9.27	109	1,384	7.82	348	1,749	8.12	457
El Peñón Ore	421	6.70	91	4,996	5.09	817	5,417	5.21	908
El Peñón Stockpiles	8	2.64	1	607	1.24	24	615	1.26	25
El Peñón Total	429	6.62	91	5,603	4.67	841	6,032	4.81	933
Jacobina	28,910	2.17	2,015	13,101	2.19	923	42,011	2.18	2,938
Minera Florida Ore	662	3.08	65	2,905	3.49	326	3,567	3.42	392
Minera Florida Tailings	0	0.00	0	1,248	0.94	38	1,248	0.94	38
Minera Florida Total	662	3.08	65	4,153	2.73	364	4,815	2.78	430
Wasamac	0	0.00	0	23,168	2.56	1,910	23,168	2.56	1,910
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
MARA (56.25%)	330,300	0.25	2,655	291,150	0.16	1,498	621,450	0.21	4,152
Total Gold Mineral Reserves	388,482	0.51	6,314	369,648	0.62	7,355	758,131	0.56	13,669

Silver	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro	365	593.5	6,964	1,384	342.0	15,215	1,749	394.5	22,180
El Peñón Ore	421	225.5	3,055	4,996	162.1	26,036	5,417	167.0	29,091
El Peñón Stockpiles	8	140.0	35	607	13.2	257	615	14.8	292
El Peñón Total	429	224.0	3,090	5,603	146.0	26,293	6,032	151.5	29,383
Minera Florida Ore	662	20.2	430	2,905	21.4	1,998	3,567	21.2	2,428
Minera Florida Tailings	0	0.0	0	1,248	14.6	584	1,248	14.6	584
Minera Florida Total	662	20.2	430	4,153	19.3	2,582	4,815	19.5	3,011
MARA (56.25%)	330,300	3.0	32,070	291,150	2.6	24,618	621,450	2.8	56,689
Total Silver Mineral Reserves	331,757	4.0	42,555	302,289	7.1	68,708	634,046	5.5	111,264

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
MARA (56.25%)	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654
Total Copper Mineral Reserves	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654

Zinc	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida Ore	662	1.44	21	2,905	0.94	60	3,567	1.03	81
Minera Florida Tailings	0	0.00	0	1,248	0.58	16	1,248	0.58	16
Minera Florida Total	662	1.44	21	4,153	0.83	76	4,815	0.91	97
Total Zinc Mineral Reserves	662	1.44	21	4,153	0.83	76	4,815	0.91	97

EXHIBIT 99.1

Molybdenum	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
MARA (56.25%)	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411
Total Molybdenum Mineral Reserves	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2021. See “Interests of Experts”.

Gold	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic, Barnat & other zones (50%)	130	0.72	3	2,174	1.31	92	2,304	1.28	95
Odyssey Underground (50%)	0	0.00	0	1,075	1.92	66	1,075	1.92	66
East Malartic Underground (50%)	0	0.00	0	5,539	2.04	364	5,539	2.04	364
East Gouldie Underground (50%)	0	0.00	0	5,974	3.88	745	5,974	3.88	745
Canadian Malartic Total (50%)	130	0.72	3	14,762	2.67	1,267	14,893	2.65	1,270
Cerro Moro Mine	177	5.26	30	760	3.58	87	937	3.89	117
Cerro Moro Heap Leach	0	0.00	0	0	0.00	0	0	0.00	0
Cerro Moro Total	177	5.26	30	760	3.58	87	937	3.89	117
El Peñón Mine	761	5.28	129	5,651	3.20	581	6,412	3.45	710
El Peñón Tailings	0	0.00	0	0	0.00	0	0	0.00	0
El Peñón Stockpiles	0	0.00	0	1,019	1.13	37	1,019	1.13	37
El Peñón Total	761	5.28	129	6,670	2.88	618	7,430	3.13	748
Jacobina	30,281	2.40	2,339	19,372	2.36	1,468	49,652	2.38	3,807
Minera Florida	1,425	5.24	240	6,108	4.15	816	7,533	4.36	1,056
Wasamac	0	0.00	0	5,769	1.76	326	5,769	1.76	326
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
Agua Rica (56.25%)	30,150	0.13	126	116,044	0.11	411	146,194	0.11	537
Alumbrera (56.25%)	65,297	0.31	660	5,154	0.29	48	70,451	0.31	708
MARA Total (56.25%)	95,447	0.26	786	121,198	0.12	459	216,645	0.18	1,245
Arco Sul	0	0.00	0	0	0.00	0	0	0.00	0
La Pepa (80%)	47,053	0.61	920	52,324	0.49	831	99,377	0.55	1,751
Lavra Velha	0	0.00	0	0	0.00	0	0	0.00	0
Monument Bay	0	0.00	0	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	0	0.00	0	4,700	15.00	2,286	4,700	15.00	2,286
Total Gold Mineral Resources	176,046	0.80	4,541	268,629	1.16	9,992	444,675	1.02	14,532

Silver	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro Mine	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
Cerro Moro Heap Leach	0	0.0	0	0	0.0	0	0	0.0	0
Cerro Moro Total	177	234.0	1,328	760	266.1	6,506	937	260.0	7,834
El Peñón Mine	761	150.9	3,691	5,651	113.5	20,625	6,412	118.0	24,316
El Peñón Tailings	0	0.0	0	0	0.0	0	0.00	0.0	0
El Peñón Stockpiles	0	0.0		1,019	28.8	942	1,019	28.8	942
El Peñón Total	761	150.9	3,691	6,670	100.6	21,568	7,430	105.7	25,259
Minera Florida	1,425	34.0	1,557	6,108	21.8	4,287	7,533	24.1	5,844
Agua Rica (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442

EXHIBIT 99.1

Alumbrera (56.25%)	0	0.0	0	0	0.0	0	0	0.0	0
MARA Total (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442
Suyai	0	0.0	0	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver Mineral Resources	32,513	7.7	8,079	134,282	9.9	42,823	166,795	9.5	50,902

Copper	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	30,150	0.22	146	116,044	0.30	767	146,194	0.28	914
Alumbrera (56.25%)	65,297	0.31	445	5,154	0.21	24	70,451	0.30	469
MARA Total (56.25%)	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383
Total Copper Mineral Resources	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383

Zinc	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida	1,425	1.90	60	6,108	1.38	185	7,533	1.48	245
Total Zinc Mineral Resources	1,425	1.90	60	6,108	1.38	185	7,533	1.48	245

Molybdenum	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	30,150	0.020	14	116,044	0.030	77	146,194	0.030	90
Alumbrera (56.25%)	65,297	0.012	16	5,154	0.010	1	70,451	0.011	17
MARA Total (56.25%)	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107
Total Molybdenum Mineral Resources	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107

Gold	Inferred Mineral Resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic, Barnat & other zones (50%)	2,790	0.80	72
Odyssey Underground (50%)	13,382	2.07	891
East Malartic Underground (50%)	42,635	1.92	2,639
East Gouldie Underground (50%)	30,825	3.07	3,046
Canadian Malartic Total (50%)	89,632	2.31	6,647
Cerro Moro Mine	1,071	4.91	169
Cerro Moro Heap Leach	416	4.28	57
Cerro Moro Total	1,488	4.73	226
El Peñón Mine	5,115	3.87	636
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	0	0.00	0
El Peñón Total	18,882	1.45	881
Jacobina	25,018	2.37	1,904
Minera Florida	4,167	4.91	658
Wasamac	3,984	2.01	258
Jeronimo (57%)	1,118	4.49	161

EXHIBIT 99.1

Agua Rica (56.25%)	417,881	0.09	1,209
Alumbrera (56.25%)	1,708	0.23	13
MARA Total (56.25%)	419,590	0.09	1,222
Arco Sul	6,203	3.08	615
La Pepa (80%)	20,019	0.46	293
Lavra Velha	3,934	4.29	543
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Gold Mineral Resources	636,880	0.76	15,463

Silver	Inferred Mineral Resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro Mine	1,071	213.4	7,351
Cerro Moro Heap Leach	416	60.4	808
Cerro Moro Total	1,488	170.6	8,159
El Peñón Mine	5,115	125.3	20,604
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	0	0.0	0
El Peñón Total	18,882	47.7	28,984
Minera Florida	4,167	23.4	3,138
Agua Rica (56.25%)	417,881	1.6	21,765
Alumbrera (56.25%)	0	0.0	0
MARA Total (56.25%)	417,881	1.6	21,765
Suyai	900	21.0	575
Total Silver Mineral Resources	443,317	4.4	62,621

Copper	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	417,881	0.23	2,119
Alumbrera (56.25%)	1,708	0.17	6
MARA Total (56.25%)	419,590	0.23	2,125
Total Copper Mineral Resources	419,590	0.23	2,125

Zinc	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida	4,167	1.20	111
Total Zinc Mineral Resources	4,167	1.20	111

Molybdenum	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	417,881	0.030	276
Alumbrera (56.25%)	1,708	0.008	1
MARA Total (56.25%)	419,590	0.030	277
Total Molybdenum Mineral Resources	419,590	0.030	277

EXHIBIT 99.1
Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery

	Mineral Reserves	Mineral Resources
Canadian Malartic (50%)	Price assumption: $1,250/oz gold Open pit cut-off grades range from 0.41 to 0.42 g/t gold Metallurgical recoveries for gold averaging 90.6%
Price assumption: $1,250/oz gold.
Canadian Malartic, Barnat and other zones cut-off grades range from 0.31 to 0.42 g/t gold inside pit, and from 1.15 to 1.20 g/t gold outside or below pit (stope optimized)
Underground cut-off grade at Odyssey is 1.15 to 1.30 g/t gold (stope optimized)
Underground cut-off grade at East Malartic is 1.15 to 1.40 g/t gold (stope optimized)
Underground cut-off grade at East Gouldie is 1.10 to 1.25 g/t gold (stope optimized)

Cerro Moro	Price assumptions: $1,250/oz gold and $18.00/oz silver Underground NSR cut-off at $210.71/t and open pit NSR cut-off at $124.72/t Metallurgical recoveries average 93% for gold and 93% for silver
Price assumptions: $1,250/oz gold and $18.00/oz silver. NSR cut-off values correspond to 75% of Mineral Reserves cut-off
Underground NSR cut-off at $158.04/t and open pit NSR cut-off at $93.54/t
Heap leach resource reported at NSR cut-off value of $90.5/t (underground) and $26.0/t (open pit)
Constrained in optimized stopes and pit shells

El Peñón
Price assumptions: $1,250/oz gold, $18.00/oz silver
Open Pit cut-off at $48.27/t
Underground cut-off at $129.15/t
Low grade stockpiles cut-off 0.86 g/t gold equivalent
Metallurgical recoveries for open pit ores are 89.39% for gold and 80.70% for silver
Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver
Metallurgical recoveries for low grade stockpiles are 95.2% for gold and 83.0% for silver

Price assumptions: $1,250/oz gold, $18.00/oz silver
Underground cut-off at $96.86/t, which corresponds to 75% of the cut-off value used to estimate the Mineral Reserves
Tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.79 g/t gold equivalent respectively
Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver
Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver

Jacobina	Price assumption: $1,250/oz gold Underground Mineral Reserves are reported at variable cut-off grades by zone ranging from 0.92 g/t gold to 1.01 g/t gold Metallurgical recovery is 96.2%
Price assumption: $1,250/oz gold. Cut-off grades correspond to 75% of the cut-off used to estimate the Mineral Reserves
Underground Mineral Resources are reported at variable cut-off grades by zone ranging from 0.69 g/t gold to 0.76 g/t gold
Reported within optimized underground mining shapes with minimum mining width of 1.5 metres and considering internal waste and dilution

Minera Florida	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc Underground cut-off at $92.07/t Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc
Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc
Underground Mineral Resources are estimated at a cut-off value of $69.05/t, corresponding to 75% of the cut-off used to estimate Mineral Reserves, for the Las Pataguas, PVS, and Cucaracha zones which are constrained to underground mining shapes. The remaining zones are reported unconstrained at a NSR cut-off value of $92.07/t.
Metallurgical recoveries of 91.99% for gold, 62.75% for silver, and 79.89% for zinc

EXHIBIT 99.1

Wasamac	Price assumption: $1,250/oz gold Underground cut-off grade from 1.45 to 1.68 g/t gold (stope optimized) The external dilution is estimated to be 11%. The average mining recovery factor was set at 93.6%.
Price assumption: $1,250/oz gold. Cut-off grades correspond to 75% of the cut-off used to estimate the Mineral Reserves
Underground cut-off grades range from at 1.10 to 1.30 g/t gold
Mineral Resources are below a 32m surface crown pillar and outside a 5 m buffer around historical underground workings
Constrained by potentially mineable shapes based on a minimum mining width of 2 m considering internal waste and dilution

Jeronimo (57%)	Price assumption: $900/oz gold Cut-off grade at 2.0 g/t gold Metallurgical recovery for gold is 86%.	Cut-off grade at 2.0 g/t gold

MARA: Agua Rica (56.25%)
Mineral Reserves are estimated using a variable metallurgical recovery
Average metallurgical recoveries of 86% copper, 35% gold, 43% silver, and 44% molybdenum were considered
Open pit Mineral Reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of $3.00/lb copper, $1,250/oz gold, $18.00/oz silver, and $11.00/lb molybdenum. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the Mineral Reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector

Mineral Resources are estimated using a variable metallurgical recovery
LOM average metallurgical recoveries of 86% copper, 35% gold, 43% silver, and 44% molybdenum were considered
Mineral Resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb copper, $1,600/oz gold, $24/oz silver, and $11.00/lb molybdenum. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector

MARA: Alumbrera (56.25%)	N/A	Price assumptions: $1,300/oz gold, $2.83/lb copper. Alumbrera deposit: Whittle pit shell cut-off at 0.22% copper equivalent Bajo El Durazno deposit: 0.2 g/t Au cut-off within pit shell

Arco Sul	N/A
Price assumption: $1,250/oz gold.
Underground cut-off grade at 2.00g/t, which corresponds to 75% of the cut-off that would be used for Mineral Reserves
Mineral Resources reported within optimized underground mining shapes

La Pepa	N/A	Price assumption: $1,650/oz gold Cut-off grade of 0.20 g/t gold for oxides and 0.26 g/t gold for sulphides, inside optimized pit envelope

Lavra Velha	N/A	Price assumptions: $1,300/oz gold and $3.50/lb copper Cut-off grade at 0.2 g/t gold and 0.1% copper

Monument Bay	N/A	Price Assumption: $1,200/oz gold Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground

Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling

EXHIBIT 99.1

2. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
3. All Mineral Resources are reported exclusive of Mineral Reserves
4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
5. Mineral Reserves and Mineral Resources are reported as of December 31, 2021
6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below
Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Guy Gagnon, Eng., Canadian Malartic GP	Pascal Lehouiller, P. Geo, Canadian Malartic GP
El Peñón	Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Marco Velásquez Corrales, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.
Jacobina	Eduardo de Souza Soares, MAusIMM CP (Min), Yamana Gold Inc.	Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo), Yamana Gold Inc.

Material Producing Mines

Jacobina Mining Complex

Unless otherwise stated, the information, tables and figures that follow relating to Jacobina are derived, in part, and in some instances are extracts, from the technical report entitled “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” dated May 29, 2020 (the “Jacobina Report”), prepared by or under the supervision of Eduardo de Souza Soares, MAusIMM CP (Min), Renan Garcia Lopes, MAusIMM CP (Geo), Henry Marsden, P.Geo., Luis Vasquez, P.Eng. and Carlos Iturralde, P. Eng., each of whom is a “qualified person” for the purpose of NI 43-101 (together the “Jacobina Qualified Persons”). The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Jacobina Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

Jacobina Mine is located 10 kilometres from the town of Jacobina, which is accessible by paved secondary highway from Salvador, the state capital of Bahia, located 340 kilometres to the south-southeast of the mine complex. Well-maintained paved roads from the town of Jacobina provide access to the Jacobina property. The mine operates on a year-round basis.

Jacobina forms a long rectangle measuring 155 kilometres in a north-south direction, and 5 to 25 kilometres in an east-west direction. The shape of the claim package reflects the underlying geology as the stratigraphy favourable for hosting gold mineralization trends north-south. The Jacobina mineral rights consist of approximately 5,954 hectares of mining concessions, 71,045 hectares of exploration permits, and one 650 hectare mining claim; all of which are held by Yamana through its wholly-owned subsidiary, Jacobina Mineração e Comércio Ltda. (“JMC”). The exploration concessions are renewable on a three-year basis. JMC holds all of the surface rights required for the development of its activities.

JMC does not pay royalties, however, it does pay taxes to the federal mineral sector agency. These taxes, called Compensação Financeira pela Exploração de Recursos Minerais and also known as the Brazilian mining royalty, are set at a rate of 1.5% of revenue. JMC does not have any obligations in respect to back-in rights, payments, or other agreements or encumbrances.

JMC has all required permits to continue carrying out the proposed mining operations for Jacobina. Yamana is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

EXHIBIT 99.1
History

The Serra de Jacobina Mountains have been mined for gold since the late 17th century. Numerous historic workings from artisanal miners (garimpeiros) can be seen along a 15 kilometre strike length, following the ridges of the mountain chain. The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation. Mine development at Itapicurú (Morro do Vento area) commenced in October 1980 and the processing plant was commissioned in November 1982.

The first gold bar was poured at the João Belo Mine in March 2005 and commercial production was declared effective July 1, 2005. Yamana has owned a 100% interest in Jacobina since April 2006. Total production for Jacobina since mining commenced in 1983 to the end of 2021 is shown in the table below.

Historical Gold Production to December 31, 2021
Year	Tonnes Processed	Au Feed Grade (g/t)	Metallurgical Recovery (%Au)	Gold Produced (oz Au)
1983	241,703	5.73	85.46	38,054
1984	301,946	5.18	92.48	46,529
1985	282,878	4.56	92.50	38,345
1986	311,174	3.60	92.50	33,312
1987	247,838	5.10	96.00	38,991
1988	244,628	5.33	96.00	40,238
1989	257,247	3.02	96.00	23,979
1990	681,955	2.01	96.00	42,202
1991	775,839	2.70	90.30	60,847
1992	594,181	2.57	89.90	44,184
1993	518,889	2.32	93.20	36,039
1994	551,141	2.54	90.00	40,582
1995	579,913	2.57	95.60	45,813
1996	591,107	2.36	94.60	42,390
1997	865,681	2.13	92.20	54,778
1998	741,089	1.91	93.00	42,386
1999-2004	0	0	0	0
2005	906,759	1.90	96.00	53,170
2006	1,418,508	1.86	96.00	81,272
2007	1,040,174	1.70	95.00	54,068
2008	1,388,087	1.83	89.86	73,241
2009	1,996,989	1.88	91.77	110,514
2010	2,158,096	1.89	93.30	122,152
2011	2,148,275	1.89	93.11	121,675
2012	2,104,683	1.84	93.73	116,862
2013	1,575,628	1.57	92.48	73,695
2014	1,419,031	1.78	92.93	75,650
2015	1,469,095	2.17	94.43	96,715
2016	1,802,855	2.17	95.71	120,478
2017	1,978,409	2.22	96.35	135,806
2018	2,035,457	2.30	96.21	144,695
2019	2,254,793	2.28	96.70	159,499
2020	2,425,886	2.36	96.45	177,830
2021	2,657,590	2.26	96.44	186,206
Total	38,567,524	2.20	94.28	2,572,197

EXHIBIT 99.1
Geological Setting, Mineralization and Deposit Types

The Jacobina gold district is defined by a 40-kilometre long belt that extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north. The gold mineralization found at Jacobina occurs as two styles of mineralization (Texeira et al, 2001): (i) conglomerate-hosted placer gold mineralization (the most important mineralization type in the Jacobina district) and (ii) post-depositional gold-bearing stockwork, shear zones, and associated extensional quartz veins, which are relatively minor and do not contribute to the established Mineral Resources at Jacobina.

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group. This formation is typically 500 metres thick but locally achieves thicknesses of up to one kilometre. The gold-bearing conglomerate units, known as reefs, range from less than 1.5 metres to 25 metres in width and can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between the reefs and crosscutting mafic and ultramafic intrusive rocks are enriched in gold. Although they are quite homogeneous along their strike and dip extensions, the gold-bearing conglomerates differ from one another in stratigraphic position and pattern of gold distribution. The differences are likely due to variations in the sedimentary source regions, in the erosion and transportation mechanisms, and in the nature of the depositional environments. Not all conglomerates of the Serra do Córrego Formation are gold-bearing.

The Jacobina gold district coincides with most of the Jacobina Range, where quartzite, conglomerate, and schist units of the Paleoproterozoic Jacobina Group form a series of north-south-trending mountain ranges that rise up to 1,200 MASL. The longitudinal north-south valleys as well as the east-west oriented valleys often correspond to recessive ultramafic sills and dykes. The Mairi Complex consists of a group of Archean-aged tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement and related remnants supracrustal rocks of the Gavião Block; it underlies the flatter terrain east of the Jacobina range. East of the Mairi Complex, the fine-grained biotite gneisses of the Archean Saúde Complex also underlie a flat landscape. The transition between the hilly and the flatter topography of the eastern domains corresponds to the exposures of the Archean Mundo Novo Greenstone Belt.

The stratigraphic subdivisions of the Jacobina Group (Griffon, 1967; Mascarenhas et al., 1998) have long been controversial. While the stratigraphy in the Jacobina area is well documented, it is challenging to develop a usable nomenclature to define the upper formations of the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 50-kilometre-long, north-trending Contendas–Mirante–Jacobina lineament. Thrust faults, oblique sinistral-reverse faults, and regional tight and open folds were developed in response to the strong westward-verging mass transport event caused by the Paleoproterozoic continent/continent collision. To the west, the Jacobina Group is thrust over the Archean Mairi Complex, the Campo Formoso Mafic–Ultramafic Complex, and the late- to post-tectonic granitic intrusions (Miguel Calmon-Itapicurú, Mirangaba-Carnaíba and Campo Formoso intrusions), along a thrust fault named the Jacobina Fault. This structural setting changes eastwards to a series of steeply east-dipping blocks, bounded by east-dipping subparallel reverse faults.

The mineralization at Jacobina consists of conglomerate-hosted gold deposits generally interpreted to represent paleoplacer gold deposits, with some post-depositional modification by structural and hydrothermal events. This type of deposit is similar to the Witwatersrand and Tarkwa deposits in South and West Africa.

Exploration

Since 2006, Yamana has carried out a program of regional exploration with the goal of identifying additional occurrences of mineralized conglomerates at surface along the strike length of the Jacobina belt. Between 2010 and 2020, a total of 13,269 chip or grab samples, mainly of conglomerates, ranging from one kilogram to three kilograms in weight, were collected on the Jacobina property. An additional 890 samples were collected in 2021, largely from the Jacobina Norte area. All samples were processed according to Yamana’s quality assurance/quality control (“QA/QC”) protocols.

In 2018, a structural mapping program was carried out on surface in the immediate vicinity of the mines. The program focused specifically on the Serra do Córrego, Canavieiras North, Canavieiras Central, and Canavieiras South mine areas, in addition to the Lagartixa and Morro da Viúva target areas. The results were used to reinterpret the structural setting and genesis of the Jacobina style of mineralization. This improved understanding informed the drilling programs completed in 2018 through 2020.

EXHIBIT 99.1
Exploration from 2018 to 2020 focussed on the higher-grade deposits within the mine complex and led to the discovery of significant extensions to mineralization at Moro do Vento, Moro do Cuscuz and Canavieiras. Drilling in 2019 extended Canavieiras Sul both down dip and along strike and expanded the Canavieiras Central zone with excellent intercepts in the LU, MU, and LVLPC reefs. In 2020, the Jacobina exploration team continued to expand and extend higher-grade (>3.0g/t gold) mineralization both down-dip and along strike at multiple zones close to current mine infrastructure, including at Canavieiras Sul and Canavieiras Norte, the south extension of João Belo and at Moro do Vento mine. In 2021 further Mineral Reserves were delineated at Moro do Vento, João Belo and significant new Mineral Resources were added to a new sector of the mine João Belo Sul.

In terms of the regional exploration potential, the favourable Serra do Córrego Formation stratigraphy that hosts the gold mineralization at Jacobina has been traced along a strike length of approximately 150 kilometres within Yamana’s approximately 78,000-hectare land package. Exploration programs have discovered many gold occurrences along this favourable stratigraphy, including the Serra Branca and Barrocão zones at Jacobina Norte project where gold mineralization in conglomerate has been discovered along a 15 kilometres long trend. Initial exploratory drilling at Jacobina Norte began in late 2020 and is ongoing.

Drilling

From 1970 to the end of December 2021, approximately 871,000 metres of surface and underground drilling has been completed in the Jacobina area. Surface drilling is done using NQ-diameter (47.6 mm) sized core; underground drilling uses LTK48-diameter core (35.3 mm) and BQ-diameter core (36.5 mm). The drill contractors used for surface drilling on the property were Geoserv Pesquisa Geologicas S.A., WFS Sondagem Ltda., Geocontrole, and Geologia e Sondagens Ltda. (“Geosol”). Underground core drilling was completed by Jacobina personnel. Any unsampled core is stored on site at the core storage facility.

Jacobina geologists follow a series of Standard Operating Procedures (“SOPs”) for the planning and execution of surface-based and underground-based core drilling programs. In brief, the procedures currently used during the core drilling programs are as follows:
1.The collar locations of all drill holes are marked by Jacobina survey crews prior to drilling and the collars are surveyed using a differential base-station GPS after the completion of the drilling.
2.A Reflex Gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at three-metre intervals in each hole.
3.Core is placed in labelled boxes at the drill site and the boxes are transported by the drill contractor to the logging facility.
4.All core is photographed.
5.Yamana geologist conduct lithological logging of drill core and recording of geotechnical observation, describing all downhole data including assay intervals. All information is recorded on paper forms and then entered in digital format. The following features are recorded: core diameter, rock quality designation measurements, core recovery record, downhole inclination, lithological contacts, description of geology, recording of heavy mineral and sulphide content, type and intensity of various alterations, structural features, such as fractures and fault zones, core angles, sampling intervals.

Drilling activities at Jacobina have been successful at expanding the extent of known gold mineralization and in defining the plunge of the higher-grade portions of mineralized zones.

A total of 102 infill drill holes with a total length of 32,044 metres were completed at Canavieiras, Moro do Vento and João Belo in 2021. Drilling in these areas targeted down-dip and along-strike extensions of mineralized reefs, including the LVL, MU and LU reefs at Canavieiras Sul, Canavieiras Central, extension of the Main reef and Basal reef at the Moro do Vento mine and MPC reef at João Belo. Exploratory drilling totalling 8,377 metres was completed in 2021 in 26 drill holes at Moro do Vento Main reef down dip, Moro do Cuscuz Leste, Joao Belo Leste and in the Lagartixa, Moro da Viuva areas.

Yamana is of the opinion that the logging and recording procedures are consistent with industry standards and there are no known drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Yamana employs a comprehensive QA/QC program for monitoring the assay results of exploration drilling programs, in-fill drilling programs, and grade control channel samples. Samples from the exploration drilling programs are assayed using ALS Chemex (“ALS”) and the Jacobina laboratory as the primary laboratories and SGS

EXHIBIT 99.1
Geosol Lab Ltda (“SGS Geosol”) as the secondary laboratory. Samples from the in-fill drilling programs and from the grade control channel samples are assayed using the Jacobina laboratory as the primary laboratory and using SGS Geosol located in Vespasiano, Brazil, as the secondary laboratory. The Jacobina laboratory is owned and operated by Yamana and is not accredited. The ALS and SGS Geosol laboratories are independent of Yamana and are accredited under ISO/IEC 17025. The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis. Sample preparation and analysis at the Jacobina laboratory is carried out according to a series of SOPs. The current methodology of sampling drill core and underground workings at Jacobina is described below.

Sampling of drill core is carried out as follows:
•Sampling/assay intervals are generally 0.5 metres in length in the conglomerates and 1.0 metre in the boundary quartzites, but can be shorter to respect geological boundaries. Four 0.5 metre boundary samples are taken from the waste quartzites on each side of a conglomerate intersection.
•Sample numbers are assigned to the intervals. Certified standards and blanks are inserted into the sample stream.
•Core samples from the surface drilling (HQ and NQ core diameter, 63.5 millimetres and 47.6 millimetres, respectively) are cut in half by saw; one half is sent for assay and the remainder is stored on site. Underground drill core (BQ and LTK48 core diameter, 36.5 millimetres and 35.3 millimetres, respectively) is sampled in its entirety.
•Exploration drill core samples are placed in bags and are sent to the ALS laboratory in Vespasiano, Brazil, for preparation and analysis.
•Infill drill core samples are placed in bags and are sent to the mine laboratory at Jacobina for preparation and analysis.

Underground sampling is carried out as follows:
•Underground faces are washed and the contacts of the mineralization are marked.
•Channel samples are taken at right angles to the dip across the face in both ore and waste, respecting the geological contacts. The normal sample length is 0.5 metres.
•Samples are bagged and sent to the Jacobina laboratory for preparation and assaying. Certified standards and blanks are inserted into the sample stream.

The following procedures, including the insertion rate of the QA/QC samples, are used by the Jacobina laboratory and the ALS laboratory for sample preparation and analysis:
•A submittal form is filled out by a Jacobina geologist or technician and delivered with the samples to the Jacobina laboratory or to ALS.
•Samples are sorted, logged in, opened, and dried at 110ºC.
•The entire sample is crushed in a jaw crusher to better than 90% passing 10 mesh. Crushers are cleaned with compressed air between every sample and with a quartz blank wash every 20th sample. Every second quartz blank wash sample is placed into the analytical sequence. Granulometric checks on the crushed material are done three times per shift.
•A 500 g subsample is taken by a rotary splitter or by Jones riffle splitter. The split is pulverized using a steel ring mill to better than 95% passing 150 mesh. Pulverizers are cleaned with compressed air after each sample and with a quartz wash after every 20th sample. Every second quartz wash sample is placed into the analytical sequence. Granulometric checks on the pulverized material are done three times per shift.
•Standard fire assay methods using a 50 g pulp sample are used to determine total gold content. Samples containing visible gold can be assayed using a screened metallic assay protocol. In this procedure, a 500 g or 1 kg split is pulverized to 95% passing 150 mesh; screening this pulp results in a fine and coarse fraction (possibly containing coarse gold) which are assayed separately.
•The sample, fluxes, lead oxide litharge, and silver are mixed and fired at 1,100 to 1,170ºC for 50 to 60 minutes so that precious metals report to the molten lead metal phase. The samples are removed from the furnace and poured into moulds. Next, the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 920ºC to 960ºC for one hour to oxidize all the lead and render a precious metal bead.
•The cupels are removed from the furnace and the beads are separated by acid digestion using nitric and hydrochloric acid to dissolve the precious metals into solution. The sample solutions are analyzed by an atomic absorption spectrophotometer-AAS. For screened metallic assays, the coarse fraction is assayed in total and an aliquot of the fine fraction is analyzed. The gold concentration of the entire sample is determined by weighted average.
•Analytical batches contain 42 client samples, two pulp duplicates, two reagent blanks, and two certified standards.

EXHIBIT 99.1
Yamana is of the opinion that the sample preparation, analytical, and assay procedures of drill core samples used for exploration and delineation are consistent with industry standards and adequate for use in the estimation of Mineral Resources.

Yamana employs a comprehensive QA/QC program for monitoring the assay results of exploration drilling programs, infill drilling programs, and grade control channel samples. Yamana and JMC use certified reference materials (CRM or standards), blanks, field and coarse crush duplicate samples and pulp duplicates to monitor the precision, accuracy, contamination and quality of the laboratories. These standards are purchased from Geostats Pty Ltd. and ORE Pty Ltd., both in Australia. Currently, Yamana has protocols in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, and failure limits. There are also set procedures to be followed in case of failure, or for flagging failures in the QA/QC database. The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who presents the results by means of detailed reports on a regular basis.

Samples are handled only by personnel authorized by JMC. Channel samples from the mining operation are delivered directly to the Jacobina laboratory each day upon completion of underground sampling. All drill core from surface and underground drill holes is taken directly to authorized exploration personnel to a drill logging and sampling area within the secured and guarded mine property. The mineralized core intervals are logged and sampled. Core samples from infill drill holes are subsequently delivered to the Jacobina laboratory and core samples from exploratory drill core samples are loaded onto an outsourced company truck and delivered to ALS laboratory in Vespasiano, Minas Gerais, Brazil.

Yamana is of the opinion that data entry and verification procedures of drill hole and channel samples data at Jacobina are consistent with industry standards and the data is adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

See below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Mineral Resource estimate for Jacobina was prepared in accordance with CIM Standards.

The Jacobina workflow for building resource domains first involves modelling all faults, stratigraphic units, and intrusions independently of grade. These models are built using all available information including drilling data, geology maps, and structural measurements. This step affects the geometry and extent of the gold-bearing reefs and consequently the domains used for resource estimation purposes. Mineral Resource domains are individually modelled for all reefs confined within the conglomerate units using a gold threshold of 0.5 g/t. The grade domains are conformable to their respective conglomerate units and do not mutually crosscut each other. Underground Mineral Resources are estimated within conceptual underground mining shapes at a cut-off grade of 1.00 g/t gold, which corresponds to 75% of the break-even cut-off used to estimate the Mineral Reserves. A minimum mining width of 1.5 metres is used to construct the conceptual mining shapes. Mineral Resources are reported considering internal waste and dilution.

The Mineral Resource classification was done within each grade shell based on the distance from the drill holes. The block models were flagged using a distance buffer from the wireframe solids. The blocks inside a 30 m radius from a minimum of three drill holes composites were classified as Measured Mineral Resources. The blocks inside a 30 to 80 m radius from the minimum of three drill holes composites were classified as indicated Mineral Resources. Finally, the blocks within a distance between 80 and 150 m from a single drill hole composite were classified as Inferred Mineral Resources.

Yamana is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate for Jacobina.

The methodology used at Jacobina to convert Mineral Resources to Mineral Reserves is summarized as follows:
•Verify geometries for the block model and resource wireframes;

EXHIBIT 99.1
•Confirm accurate block model depletion with current excavated development and stope solids up to the effective reporting date.
•Discard any resources within 30 metres of the surface topography.
•Create automated stope shapes using MSO in Datamine using variable break-even cut-off grades by zone and stope dimensions of 10 × 10 metres.
•Design stope polygons in Maptek Vulcan based on MSO stope shapes at section spacing of 5 to 10 metres, depending on continuity of mineralization.
•Design the stope shapes in Maptek Vulcan based on the stope polygons and stope design parameters, considering orebody geometry, mine layout, historical information, and geotechnical analysis.
•Design development shapes and cut development shapes from stope shapes.
•Evaluate all shapes against the block model and report ore tonnes and grade by classification. Exclude stope shapes and associated development below the cut-off grades.
•Exclude all stopes that contain mostly Inferred Mineral Resources.
•Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.
•Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash-flow positive when considering associated development and infrastructure.
•Complete a geotechnical analysis of each sector and make adjustments to the design where required.
•List stopes as “approved” or “not approved” based on cut-off grade, economic and geotechnical analyses prior to conversion to Mineral Reserves. Apply the mining extraction factor.

Yamana is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate for Jacobina. Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Jacobina added 324,000 ounces of gold Mineral Reserves in 2021, a 5% increase compared to the prior year above depletion of mining. Gold Mineral Reserves have grown by 55% or more than 1 million ounces over the past four years to 2.94 million ounces. Mineral Resources have increased by 69% over the same period. Mineral Reserves average gold grade is unchanged from the previous year at 2.18 g/t and the Company continues to sequence lower grade stopes later in the mine life. Importantly, the rate of growth in mineral reserves and mineral resources exceeds annual depletion, supporting the Company’s strategy to sustain a multi-decade mine life and facilitating the future Phase 3 expansion to increase production up to 270,000 ounces per year. Highlights from 2021 include the addition of Inferred Mineral Resources at João Belo Sul, which represents a potential new mining sector, and the continued expansion of the Morro do Vento, Canavieiras, and João Belo mines at depth.

Mining Method

Jacobina utilizes the Sublevel Longhole Stoping (“SLS”) method without backfill to achieve an average production rate of approximately 6,500 tonnes per day (“tpd”) from the ramp-accessed underground mines, including João Belo, Canavieiras, Serra do Córrego, Morro do Cuscuz, and Morro do Vento.

The SLS method consists of fan drilling. Production drill holes vary in size from 76 millimetres to 112.5 millimetres and are drilled using three types of fan drills; these include the Solo 5 7F, the Solo DL 420, and the Solo DL 421. For the most part, drill holes are no longer than 25 metres, which helps control deviation. Backfill is not required for the SLS mining method as the stopes are supported by pillars left in place. However, development waste is increasingly being deposited in underground voids.

With its phased expansion strategy and Mineral Reserves and Mineral Resources growth, the Company anticipates Jacobina will be a multi-decade, low-cost operation. The life of mine (“LOM”) plan has been developed based on the Mineral Reserves and Mineral Resources inventory of Jacobina as of December 31, 2021. The Phase 2 expansion is planned for completion in mid-2022 and will increase throughput to 8,500 tpd, raising annual production to 230,000 ounces by 2023. Beyond Phase 2, the Company plans to implement a Phase 3 expansion which, for a modest cost, would increase throughput to 10,000 tpd and raise annual production to 270,000 ounces. While Phase 3 was originally planned for 2027, the Company is considering bringing this forward, given the success of Phase 2 to date and the receipt of the necessary permit. Beyond this growth incorporated in the LOM plan, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex. To this end, the Company is now considering a Phase 4 expansion on the back of another year of significant Mineral Reserves and Mineral Resource growth. Phase 4 would involve an expansion of the existing processing plant to a throughput of up to 15,000 tpd. The Company believes that the current mine, with the addition of two independent mining sectors (such as Joao Belo Sul) can support the higher throughput rate and has initiated

EXHIBIT 99.1
a study to explore the plant expansion, mine sequencing, haulage optimization, tailings, and permitting amongst other salient items.

Processing and Recovery Operations

The Jacobina mineral processing plant uses conventional gold processing methodologies to treat run-of-mine material from the underground mines. Comminution comprises three stages of crushing followed by wet grinding. Within the grinding circuit, gravity concentration of gold is performed on a bleed stream of classification cyclone underflow. Rejects from the gravity circuit are returned to the grinding circuit. The cyclone overflow is sent to leaching in a conventional cyanide leaching process, and gold extraction from the leach solution is performed by carbon adsorption in the carbon-in-pulp (“CIP”) tanks. Gold is stripped in an elution circuit and final gold recovery is performed in an electrowinning circuit. The sludge and solids from electrowinning are dried and smelted in an induction furnace to produce doré bars. In 2021, the processing plant at Jacobina achieved a record annual throughput of 2,657,590 tonnes, averaging 7,281 tpd, a 10% increase compared to the previous year. The average gold recovery in 2021 was 96.4%.

The Phase 1 optimization project, whose objective was to stabilize throughput at a sustainable 6,500 tpd, was completed in June of 2020. The Company is now advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022 several additional initiatives are expected to be completed including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electrowinning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

Beyond, Phase 2, the Company plans to implement a Phase 3 expansion which, for a modest cost, would increase throughput to 10,000 tpd and raise annual production to 270,000 ounces. While Phase 3 was originally planned for 2027, the Company is considering bringing this forward given the success of Phase 2 to date and the receipt of the necessary permit. Additionally, the Company is now considering a Phase 4 expansion which would involve an expansion of the existing processing plant to a throughput of up to 15,000 tpd.

There are no known processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Infrastructure, Permitting and Compliance Activities

Jacobina currently operates five mines and has all required infrastructure necessary for a mining complex. Currently, the major facilities associated with Jacobina include a conventional flotation mill, with leach and CIP tanks, which produces gold doré, mine and mill infrastructure including office buildings, shops, and equipment. A modest amount of additional mining equipment and ventilation and dewatering infrastructure is required and the acquisition of certain infrastructure will be brought forward to support the Phase 2 and Phase 3 expansions.

The tailings produced at the Jacobina mill are presently stored in a fully-lined TSF, TSF B2, located 2.5 km north of the mineral processing plant. TSF B2 has an ultimate capacity of approximately 41.8 M m3 of tailings, including 27.8 M m3 of slurry fine tailings and 14 M m3 of cyclone sand material used for construction of the embankment dam. TSF B2 consists of a cyclone sand dam built following a downstream construction method. TSF B1 is a decommissioned tailings facility that has not been in operation since 2012. TSF B2 will be built in seven construction phases. The final phase, Phase VII, has an ultimate dam elevation of 640 MASL.

EXHIBIT 99.1
The tailings storage strategy is advancing in parallel to align with the accelerated expansion timeline. Construction of the latest phase of the tailings storage facility was recently completed, providing tailings storage capacity at 8,500 tpd until the end of 2023. Further permitted phases of the TSF provide adequate storage capacity to support the LOM plan past year 2030. A comprehensive tailings storage strategy is being advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack TSF.

Permits and licences required by various government agencies covering the operation of the mines, mill, and TSF have been obtained. Jacobina has the operational licences required for operation according to the national legislation. During the fourth quarter of 2021, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd.

Yamana has implemented an integrated management system covering health, safety, environment, and community through internationally accredited systems. JMC has many active programs to cover all aspects of the environment in and around the mine complex, including an Environmental Complex Project, an Environmental Control and Monitoring Plan, a Water Balance and Use program, a Recovery Plan for Degraded Areas, and a Solid Residue Management Program. JMC also carries out several environmental initiatives such as environmental education, environmental emergency brigade, and maintenance of certifications such as ISO 14001.

An environmental monitoring program is in place at Jacobina for weather, surface water quality, groundwater quality, air quality and emissions, and ambient noise. Monitoring of flora and fauna was initiated in the first quarter of 2020. No environmental issues have been identified that could materially impact the ability to extract the Mineral Resources and Mineral Reserves.

No social issues have been identified. At present, Yamana’s operations at Jacobina are a positive contribution to sustainability and community well-being. Jacobina has demonstrated a commitment to employee health, safety, and well-being; community programs; and ongoing outreach and data collection to support issues management and mitigation. Yamana has established and continues to implement its various policies, procedures, and practices in a manner aligned with EIBP standards.

Capital and Operating Cost Estimates

The current total LOM capital costs estimate is approximately US$614 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over Jacobina’s 20-year LOM as set out in the following table:

Total LOM ($000s)
Sustaining Capital Costs	440,762
Mine Development	246,346
Infrastructure	69,954
Vehicles & Machinery	93,432
Tailings Dam	25,320
Hardware & Software	5,710
Other Sustaining CAPEX	-
Expansionary Capital Costs	172,925
Phase 2 Expansion	20,500
Other Expansionary LOM Capex	152,425
Total LOM Capital Costs	613,687

Capital costs do not include project financing and interest charges, working capital, sunk costs, capitalized exploration or closure costs. Operating costs are forecasted to average US$32.68 per tonne over the LOM, as set out in the following table:

Total LOM (US$/t processed)
Mining	18.22
Process	10.23
G&A	4.22
Total	32.68

EXHIBIT 99.1
Exploration, Development and Production

Jacobina has increased annual gold production for the past eight consecutive years. The ongoing Phase 2 Expansion project to increase the processing plant capacity to 8,500 tpd is expected to continue this increasing trend up to 230,000 ounces per year from 2023. The Phase 3 expansion, which would increase throughput to 10,000 tpd, is expected to further increase gold production to 270,000 ounces per year with modest capital requirements. The Company is now considering a Phase 4 expansion on the back of another year of significant Mineral Reserve and Mineral Resource growth. Phase 4 would involve an expansion of the existing processing plant to a throughput of up to 15,000 tpd.

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to El Peñón are derived, in part, and in some instances are extracts, from the technical report entitled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” dated March 25, 2021 (the “El Peñón Report”), prepared by or under the supervision of Sergio Castro, Registered Member Chilean Mining Commission, Marco Velásquez Corrales, Registered Member Chilean Mining Commission, Henry Marsden, P.Geo. and Carlos Iturralde, P. Eng., each of whom is a “qualified person” for the purpose of NI 43-101 (together the “El Peñón Qualified Persons”), and each of whom is a full time employee of Yamana. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

El Peñón is located approximately 165 kilometres southeast of the city of Antofagasta. The mine site, situated approximately midway between the Pacific Coast and the border with Argentina, is in the Atacama Desert, a desert plateau with one of the driest climates on earth. The mine has been in operation since 1999 and it operates on a year-round basis. There are no communities close to El Peñón.

The El Peñón Mine is owned by Yamana through its wholly-owned subsidiary Minera Meridian Limitada (“Minera Meridian”). Yamana has owned the property since late 2007. The mineral rights consist of 443 individual mining exploitation claims that comprise an area measuring 92,387 hectares that covers the El Peñón core mine area, the Fortuna area, the Laguna area, the Pampa Augusta Vitoria area, and the surrounding exploration lands.

Minera Meridian is subject to a royalty tax between 5% and 14% based on the mining gross profit margin and currently pays approximately a 5% to 7% royalty tax on taxable mining income. In addition, El Peñón is also subject to First Category Tax (income tax) in Chile at a rate of 27%. A 2% NSR royalty is payable to Maverix Metals Inc. as agreed as part of the purchase of the Nado claims covering the Fortuna area and a further 2% NSR is payable to Soquimich Comercial SA for claims Providencia 1, 2, 3, 4, and 5 and claims Dominador 1, 2, and 4. These claims are also located in the Fortuna area.

Yamana is not aware of any material, unidentified environmental liabilities on the property or other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

History

The discovery of the El Peñón gold-silver deposit was the result of successful grassroots exploration carried out throughout the early 1990s. Regional exploration focused on Early to Mid-Eocene volcanic belts in northern Chile and led to the acquisition of the El Peñón property in 1993. Trenching carried out that year was followed by a 13-hole drilling program which led to the discovery of significant gold-silver mineralization. The next year, the first hole of a follow-up program intersected 100 metre grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit. In July 1998, the property was advanced into production, and construction on a 2,000

EXHIBIT 99.1
tpd mine and mill facility commenced later that year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued un-interrupted to the present day.

Since September 1999, the operation has run continually at design and increased capacity, treating both open-pit and underground ore. As of December 31, 2021, the mine had processed approximately 25.0 Mt of ore grading 7.31 g/t gold and 197.4 g/t silver, producing 5.5 million ounces (“Moz”) of gold and 137.6 Moz of silver, as shown in the table below. The mine’s current production rate, the result of the right-sizing of the operation initiated in late 2016, increased free cash flow generation and reduced capital expenditures while ensuring the long-term sustainability of the mine, matching production rate with Mineral Reserves and Mineral Resources replacement.

Historical Gold Production to December 31, 2021
Year	Processed Tonnes	Au Feed Grade (g/t)	Ag Feed Grade (g/t)	Au Recovery (%)	Ag Recovery (%)	Au Production (oz)	Ag Production (oz)
2000	739,450	13.18	194.4	93.6	89.1	282,718	4,018,397
2001	715,413	14.87	234.4	94.5	89.0	318,012	4,751,758
2002	688,876	15.33	249.5	95.3	90.8	328,061	5,077,188
2003	703,775	14.62	204.5	96.6	92.4	320,998	4,283,436
2004	837,111	11.96	192.7	96.5	92.2	314,080	4,812,152
2005	880,229	11.13	211.1	96.4	92.8	303,508	5,537,589
2006	935,105	8.10	234.6	95.5	92.8	230,145	6,428,905
2007	998,252	7.64	274.6	94.2	91.8	234,598	8,186,718
2008	1,124,567	6.73	305.4	92.0	89.2	224,990	9,864,275
2009	1,271,596	5.79	276.3	91.2	86.9	215,846	9,820,474
2010	1,522,366	5.74	228.5	91.1	84.1	256,530	9,427,207
2011	1,452,090	7.05	215.9	93.0	84.0	306,184	8,470,112
2012	1,415,292	7.47	199.2	93.4	80.0	317,508	7,249,430
2013	1,422,055	7.94	187.2	93.0	75.6	338,231	6,464,623
2014	1,475,857	6.36	212.0	93.3	83.9	282,617	8,475,133
2015	1,418,132	5.32	194.0	93.6	86.9	227,228	7,692,811
2016	1,421,243	5.11	153.9	94.3	85.7	220,209	6,020,758
2017	1,041,199	5.05	148.3	95.1	86.4	160,510	4,282,339
2018	1,103,835	4.53	131.3	94.1	83.6	151,893	3,903,961
2019	1,290,239	4.09	120.6	94.0	86.2	159,515	4,317,292
2020	1,266,829	4.22	138.9	93.7	86.7	160,824	4,917,101
2021	1,304,807	4.49	100.6	94.3	86.7	176,439	3,587,092
Total	25,028,318	7.30	196.8	94.1	86.9	5,530,644	137,588,751

Geological Setting, Mineralization and Deposit Types

El Peñón is located in the Central Depression (also known as the Central or Longitudinal Valley), that extends for 650 kilometers from the Chile-Peru border in the north to south-central Chile in the south. In the Atacama Desert, this valley corresponds in part to a Late Cretaceous to Paleogene volcanic belt that separates the Mesozoic magmatic arc, exposed in the Coast Mountains located to the west, from the Paleozoic and Triassic volcanic and sedimentary assemblages of the Domeyko Cordillera to the east. The Late Cretaceous to Eocene volcanic and intrusive rocks within the Central Depression consist of an alkali-enriched calk-alkaline bimodal suite. Rocks consist of basaltic andesite to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks. This belt is host to many epithermal deposits and subvolcanic porphyry systems.

The local area is underlain by a fault-bounded north-south trending panel of Paleocene to Eocene volcanic rocks. This panel is bounded to the east and west by rocks of Permian to Cretaceous age. Formation names and ages as reported below have been updated by extensive recent work by the Servicio Nacional de Geología y Minería, which resulted in significant changes from stratigraphic divisions reported in earlier reports. The

EXHIBIT 99.1
Cretaceous sequence (95-90 Ma) dominates and consists of volcanic and minor sedimentary rocks of the Paradero del Desierto Strata Formation and continental sedimentary and volcanic rocks Quebrada Mala Formation. The Paradero del Desierto Strata outcrops northwest of the deposit area. The Upper Cretaceous Quebrada Mala Formation is present to the west, north, and northeast of El Peñón; it consists of volcanic rocks varying in composition from basaltic andesite to high-silica rhyolite; textures vary from flows to ignimbrites (Astudillo et al, 2017; Ferrando et al., 2013). Ignimbrites and other rock types formerly assigned to the Augusta Vitoria Formation are now included in the Quebrada Mala Formation. Away from the deposit, these rocks are intruded by large granitic to dioritic stocks dated at between 40 and 50 Ma.

Surface exposures at El Peñón are not common, and much of the mapping for the area is based on float. The property is mostly underlain by Late Cretaceous to Early Eocene pyroclastic flows and lavas, volcaniclastic breccias, and tuffs of basaltic to rhyolitic composition. Several thin Early Cretaceous rhyolite tuff and dacite to andesite flow layers occur in the northern part of the property. These rocks are intruded by Late Cretaceous diorite and monzodiorite stocks and dacite domes. The rocks hosting gold-silver mineralization at El Peñón are near-horizontal to gently-dipping Paleocene to Eocene basaltic to rhyolitic volcanic rocks. The stratigraphy consists of a lower sequence of volcanic breccias and andesitic to basaltic flows overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccias. Rhyolitic intrusions, domes, and associated flows are intercalated with earlier volcanic units.

The gold-silver mineralization at El Peñón is hosted in near-horizontal to gently dipping Paleocene to Eocene basaltic to rhyolitic volcanic rocks. The El Peñón deposit comprises many individual tabular and steeply dipping zones that are amenable to mining by both underground and surface methods. Vein thickness ranges from decimetre-scale to more than 20 metres. The strike length of individual mineralized zones ranges from less than 1 kilometre to 4 kilometres and the down-dip extent reaches up to 350 metres. The veins strike predominantly north-south and dip steeply to the east and west. Vein textures often display crustiform textures, although the highest-grade gold and silver mineralization are associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

Gold and silver mineralization occur as disseminated electrum, acanthite, native gold, native silver, silver sulphosalts, and silver halides; these minerals are hosted in a gangue dominated by quartz, adularia, carbonate, and clay. Precious metals occur mainly as micron- to millimetre-size subrounded and irregular grains of electrum. Two phases of electrum are present: a primary phase, which contains approximately 55 to 65% gold, and a secondary phase where the gold content is usually greater than 95%, due to the supergene remobilization of silver.

Sulphide minerals are relatively rare, except at the northeastern portion of the El Peñón mine area. This paucity of sulphides may be due to oxidation, or to an initial overall low abundance of sulphides as would be expected in a low-sulphidation environment. Iron- and manganese-oxyhydroxides are common, with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite and covellite occur locally.

Age-dating of adularia from the veins at El Peñón suggests that mineralization took place at around 52 Ma to 53 Ma (Early Eocene). Two mineralization and alteration events have been defined from fluid inclusion studies. The principal mineralization event resulted from circulation of neutral reduced fluids that replaced host-rock phenocrysts and groundmass by quartz, adularia, albite, carbonate, clays, calcite, and chlorite. It also produced quartz-adularia flooding and breccia-filling in the vicinity of the veins. Another, more widespread, alteration process was derived from acidic oxidized hydrothermal solutions. This event resulted in the formation of lithocaps of quartz-alunite alteration, quartz-alunite breccia-filling, with minor copper and silver and little or no gold.

El Peñón is classified as a low- to intermediate-sulphidation epithermal gold-silver deposit associated with steeply dipping fault-controlled veins emplaced following rhyolite dome emplacement. Gold and silver mineralization consists of disseminations of electrum, native gold and silver, acanthite, silver sulphosalts, halides, and accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals. Epithermal deposits represent shallow parts of larger, mainly subaerial, hydrothermal systems formed at temperatures as high as about 300°C and at depths from about 50 to as much as 1,500 m below the water table. Analogous epithermal gold-silver deposits set in an extensional-transtensional, continental-margin arc are the Comstock Lode in Nevada, Martha Hill in New Zealand, Peñasquito in Mexico, and Hishikari in Japan.

Exploration

Yamana has continually expanded the footprint of mineralization by geological mapping, geochemical characterization, geophysics, and abundant surface and underground drilling within the northeast trend, first starting

EXHIBIT 99.1
at the El Peñón area, with Quebrada Orito in the southwest and extending to Angosta in the northeast. Exploration has also been successful at the Fortuna and Pampa Augusta Vitoria areas located to the southwest and to the north of El Peñón, respectively. Geophysical anomalies and positive drill intersections remain to be followed up in all areas. GoldSpot Discoveries Corp. was contracted in 2019 to apply machine learning to target unknown mineralization. Exploration work completed to date has defined 40 main mineralized zones and subsidiary veins, within ten geological trends.

Exploration conducted between 2018 to 2020 can be divided into three categories: infill, expansion, and district.
•Infill drilling is designed to replace production by upgrading and extending known Mineral Resources with a combination of reverse circulation (“RC”) and core drilling methodology (ratio of approximately 70% RC to 30% core drilling).
•Expansion (or step-out) exploration drilling aims to upgrade Inferred Mineral Resources to measured or indicated categories, or to transform zones of geological potential into Inferred Mineral Resources.
•District exploration is meant to test the extension of little-known areas of mineralization or to discover new primary structures by testing targets identified in mapping, geochemistry, geophysics, or machine learning programs.

A total of 384,000 metres of drilling has been planned for 2021 though 2023 at a budgeted cost of US$54 million. The amount of proposed drilling is based on the past success rate of adding resources at El Peñón. Infill targets in 2021 included Pampa Campamento, Paloma, Sorpresa Este and Esmeralda Sur. Expansion targets tested in 2021 included Colorada Sur, Sorpresa, Orito, Bermuda, Dorada and Abundancia amongst other targets. District targets tested in 2021 included several targets along the Dominador Fault area and deeper targets located south of El Peñón, following the main host rhyolite down dip to the south.

Exploration results at El Peñón continue to highlight the expansion potential of the mine and Yamana’s ability to replenish Mineral Reserves and Mineral Resources so as to extend the life of mine past its current Mineral Reserve base.

Drilling

Systematic testing of the gold-silver-bearing zones was started by Meridian Gold in 1993 and continued until 2007. Yamana has drilled continuously on the property since 2007 to expand the mineral resources and replace depletion of Mineral Reserves. To the end of December 2021, over three million metres have been drilled at El Peñón in the Fortuna, El Peñón, and Pampa Augusta Vitoria areas. This includes 131,280 metres completed in 2021 (70,366 metres exploration and 47,703 metres infill drilling and 13,210 metres of district exploration drilling).

Surface drilling is mostly collared with RC and converted to core drilling prior to intersecting the mineralized zone. At least one hole per 30 metre section is drilled as a core drill hole. Core size is HQ (63.5 millimetre core diameter), sometimes reduced to NQ (47.6 millimetre core diameter). RC holes are drilled with 146 millimetre-diameter equipment, which produces a hole approximately 152 millimetres in diameter. Drilling on the mine property from 2018 to 2021 was performed by AK Drilling International. The procedures used during drilling programs are as follows:
•The collar locations of all drill holes are surveyed and marked by El Peñón crews.
•Directional deviation (for both azimuth and inclination) is surveyed in each drill hole using a REFLEX multi-shot survey instrument by IMDEX Ltd for underground drill holes and using a gyroscope survey instrument by Axis Mining Technology for drill holes drilled from the surface.
•Lithological logging is done on drill core and RC chips. Geotechnical observations are made by company geologists and technicians. All information is recorded on digital tablets using commercial software and depicts all downhole data. This includes recording the following items as appropriate for the drilling method:
◦Drill type
◦Collar coordinates
◦Core diameter
◦Downhole inclination
◦Percent core recovery record
◦Rock Quality Designation (“RQD”) measurements
◦Lithologic contacts
◦Descriptive geology
◦Core angles
◦Intensity of various alteration types
◦Structural features, such as foliation, fractures, and brecciated zones

EXHIBIT 99.1
◦Recording of mineralization, such as quartz type, sulphide type and content
◦A photographic record of the core taken with a digital camera

Drill core recoveries are generally good (>95%) but are moderately lower at the Quebrada Orito and El Valle veins (>85%). The lower core recovery in those veins, however, does not have significant impact on the quality of the samples.

Collars of surface drill holes are preserved by a PVC casing. A wooden stake is placed close to each collar; it is affixed with metal plates, on which the code, azimuth, dip, and other relevant drill hole information is recorded.

Yamana is of the opinion that the logging and recording procedures are consistent with industry standards and there are no known drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Analytical samples include both drill core and channel samples. The drill core samples are generated from exploration and infill drilling programs that are conducted on surface and underground; they are used for target generation and estimation of Mineral Resources and Mineral Reserves. The channel samples come from underground grade-control channels in development drifts; analytical results are used for short-term forecasting and grade control as well as for estimation of Mineral Resources and Mineral Reserves.

For sampling of drill core, the drill core is received in the logging area by technicians who first verify depth markers and reassemble the core so that pieces connect with each other; they then apply depth marks to the core verifying with the wooden block markers placed by the drillers. Before geological logging, all drill holes are logged for geotechnical parameters; these include core recovery, RQD, number of fractures, and if core intervals include major structures such as faults. Drill holes are not oriented. The geological description is then made by an on-site geologist who enters the data directly into the geological data management system. In this step, lithology, alteration, structures, mineralization and percentage of quartz vein/veinlets are recorded. The limits of each sample interval are marked with an indelible marker on the core and on the box by the logging geologist. The core boxes are photographed with a digital camera prior to sampling.

For exploration drill holes, the complete length of the drill hole is sampled and sent for analysis. The sample lengths are determined by the presence or absence of quartz veins or veinlets. In mineralized zones of Hydrothermal Breccia (unit “HyB”) or Massive Quartz Vein (“MQV”) with abundant sulphides, the minimum sample length is 0.35 metres and the maximum samples length is 0.5 metres. For drill core without veins or sulphides and in exploration areas, the maximum sample length is 2 m. The exploration drill cores are cut in half along the longitudinal axis, using a hydraulic core splitter. Half of the core is placed in previously labelled plastic bags; the other half is left in the core box as a reference. For infill drill holes, the minimum and maximum sample lengths in mineralized zones are 0.2 metres and 0.5 metres, respectively. For each interval, the full drill core is sampled; it is broken with a hammer and placed in a previously labelled plastic bag. The bagged samples are placed in plastic bins to be sent to the primary laboratory along with the submittal form.

The sampling of underground faces is carried out systematically by production geologists and technicians in the advance galleries after each advance. After the face is washed and secured, the sample is taken from left to right along a line of constant elevation, generally 1.5 metres above the floor. The sample location is determined by measuring the distance and azimuth from the nearest bolt left by the surveying team. Geological contacts (lithology, alteration, mineralization, structures, etc.) are identified and sampling intervals respect these contacts. Once the limit of the samples has been defined, they are marked with red spray paint. The area to be sampled is then delimited by a rectangle. In mineralized zones mapped as MQV or HyB, the maximum sample length is 1 metre, whereas in host rocks the maximum sample length is 2.0 metres. Sampling is done with a rock hammer or with a mallet and wedge. The rock fragments that are detached from the wall are collected in a bag on the ground and then placed in plastic bags properly identified with correlative numbering tags. The samples are then transported to El Peñón laboratory for preparation and assaying. The results of the underground channel samples are used for short-term forecasting and grade control as well as in the grade estimation process for Mineral Resource models.

As of January 2018, the Geoassay Group Ltda. (“Geoassay”) laboratory in Antofagasta, Chile, was the primary laboratory for exploration and infill drilling samples, but only for one final month as the contract terminated at the end of January 2018. Geossay is independent of Yamana and was not certified at the time. Starting in February 2018, samples from exploration and infill drilling were prepared and analyzed at SGS Minerals S.A. (“SGS”) laboratories in Antofagasta and Santiago, Chile. The SGS laboratories are independent of Yamana and

EXHIBIT 99.1
hold ISO/IEC 17025 certification. SGS moved its headquarters from Antofagasta to Santiago in September 2019 and transferring the El Peñón samples from Antofagasta to Santiago created significant delays and problems with accuracy. The samples from exploration drilling were processed at SGS in Antofagasta from February 2018 to September 2019, after which they were processed at the Santiago laboratory until March 2020. Samples from infill drilling were processed at SGS in Antofagasta from February 2018 to September 2019, after which they were processed in the Santiago laboratory until May 2020. For a short period in late 2018, Intertek Caleb Brett Chile S.A. (“Intertek”) laboratory in Copiapo was also used as a primary laboratory, in parallel with SGS, to help provide analytical results in time for year-end reporting. Intertek is independent of Yamana and was certified to ISO9001:2015 standards by ABS Quality Evaluations. The primary laboratory for exploration samples was changed to Geoassay in Antofagasta starting in March 2020. In May 2020, Geoassay became the primary laboratory for both exploration and infill drilling program samples. Geossay is a local laboratory independent of Yamana and is in the process of being certified to ISO/IEC 17025 standards.

Umpire laboratory check assays were carried out at Intertek laboratory in Copiapo, Chile, until February 2019 and at Geoassay’s laboratory in Antofagasta, Chile, until May 2020, when it became the primary laboratory. Intertek is independent of Yamana and was certified to ISO9001:2015 standards by ABS Quality Evaluations during the time it was used as Yamana’s umpire laboratory, but not to ISO/IEC 17025 standards. The Geoassay laboratory is a local laboratory independent of Yamana and is in the process of being certified to ISO/IEC 17025 standards. The selection process for a new umpire laboratory is ongoing. Samples from underground channels are assayed at the in-house El Peñón laboratory. This laboratory is owned and operated by Yamana and is certified to ISO/IEC 17025 standards.

The following procedures are used for sample preparation and analysis at the SGS, Geoassay, Intertek, and El Peñón laboratories:
1.A submittal form is filled out by an El Peñón geologist or technician and is delivered with the samples to the El Peñón or SGS/Geoassay/Intertek laboratories.
2.Samples are sorted, logged in the laboratory database (“LIMS”), weighed and dried into a furnace at 105°C.
3.The complete sample is crushed to 85% less than # 10 mesh (passing 2 mm), and riffle split to obtain 1 kg of material.
4.A 1 kg sample is pulverized at 95% through # 140 mesh (passing 0.105 mm).
5.The laboratories clean the crushing and grinding instruments with compressed air between samples, insert sterile quartz every 10 samples, and perform a granulometric control of crushing and pulverization on at least 3% of the samples.
6.Two pulp packages of 250 g each (labelled A and B) are prepared at the SGS, Geoassay, or Intertek laboratories. The master pulp (pulp A) is used for the analysis. Remaining material from pulp A is combined with pulp B, which is returned to site for storage. At the El Peñón laboratory, only a single package of 250 g pulp is prepared and used for analysis.
7.To determine the gold content, the samples are analyzed by fire assay on 30 g samples (prior to February 2018, the fire assays used a 50 g sample). Fluxes, lead oxide litharge, and silver are mixed and fired at 1,100°C to 1,170°C for 50 to 60 minutes to separate the precious metals as a molten lead metallic phase. The samples are removed from the oven and poured into moulds. Next, the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 920°C to 960°C for an hour to oxidize all the lead and make a precious metal bead.
a.The cupels are removed from the furnace and the beads are separated by acid digestion using nitric and hydrochloric acid to dissolve the precious metals into solution.
b.At the SGS, Geoassay, and Intertek laboratories the sample solutions are analyzed by atomic absorption spectrometry (“AAS”) and samples containing more than 5 g/t gold are finished by gravimetry. At the El Peñón laboratory, the analysis is finished by gravimetry.
8.The silver determination is done by AAS at the SGS, Geoassay, and Intertek laboratories and by fire assay at the internal El Peñón laboratory.
a.At the SGS, Geoassay, and Intertek laboratories, a 2 g sample is first digested in a solution of four acids (nitric, hydrochloric, perchloric, and hydrofluoric). The digested solution is brought to volume with hydrochloric acid for the quantification of the analytes through AAS. If the sample contains more than 220 g/t silver, the silver content is quantified by gravimetry.
b.At the El Peñón laboratory, the silver is determined in a manner similar to gold, using fire assay and finished by gravimetry.
9.For screened metallic assays, the totality of the coarse fraction is assayed and an aliquot of the fine fraction is analyzed. The gold concentration of the entire sample is determined by weighted average.

Samples are handled only by personnel authorized by Yamana. Channel samples from the mining operation are delivered directly to the El Peñón laboratory each day upon completion of underground sampling. All drill core

EXHIBIT 99.1
from surface and underground drill holes is taken directly to authorized exploration personnel to a drill logging and sampling area within the secured and guarded mine property. The mineralized core intervals are logged, sampled, placed in plastic bags properly labelled for identification. Core samples are subsequently delivered to the primary laboratory in Antofagasta by truck in secured plastic bins along with dispatch forms. The pulps and rejects that are returned by the laboratory are transported inside the plastic bins, by the same truck that collects the samples to the mine.

Each sample is assigned a unique sample number that allows it to be traced through the sampling, database, and analytical procedure workflow, and is validated against the original sample site. For exploration drill holes, the remaining half of the split core is stored on-site as a control sample, available for review and resampling if required. The photographic record of all drill holes is kept as reference.

Yamana employs a comprehensive QA/QC program for the El Peñón exploration drilling programs, infill drilling programs, and grade control channel samples. The program applies the following steps to monitor the accuracy and bias of the gold and silver:
•Insertion of CRMs or standards.
•Monitoring of contamination in preparation and analysis by inserting blanks in the preparation and analytical sampling streams.
•Control of the precision by taking duplicates during preparation and analysis.
•Sending pulp samples for umpire check assaying at secondary laboratories.

The results from the QA/QC program are reviewed and monitored by a geologist who presents the results in monthly reports.

Yamana is of the opinion that the sample preparation, sample security, and analytical procedures at El Peñón are adequate and consistent with industry standards.

Mineral Processing and Metallurgical Testing

    See below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Mineral Resource estimate for El Peñón was prepared in accordance with CIM Standards.

Interpreted geological wireframes were constructed in Vulcan, based on geology sections, assay results, lithological information and structural data. Assays were composited to one-metre lengths, then interpolated using capping and a high yield restriction for anomalously high grades. Gold and silver grades were interpolated into a sub-blocked model with minimum block size of 0.5 × 0.5 × 0.5 metres and a parent block size of 20 × 20 ×20 metres. Estimated grades were interpolated into blocks using Inverse Distance Cubed and checked using Nearest Neighbor methods. Block estimates were validated using industry standard validation techniques. Classification of blocks was completed following distance-based criteria. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. Underground Mineral Resources are estimated within conceptual underground mining shapes at a cut-off value of US$95.31 per tonne, which corresponds to 75% of the break-even cut-off value used to estimate the Mineral Reserves. A minimum mining width of 0.60 metres as well as 0.30 metres of hanging-wall and 0.30 metres of footwall overbreak dilution are used to construct the conceptual mining shapes. Mineral resources are reported fully diluted.

Mineral Resource classification was completed using an in-house algorithm which works according to the following workflow:
•Blocks located in areas supported by underground channel samples are classified as Measured Mineral Resources.
•Blocks located in areas supported by drill hole information and that are within a 10 m-radius from underground channel samples are classified as Indicated Mineral Resources.
•Blocks supported only by drillholes are classified as Indicated Mineral Resources if they meet both following criteria: Blocks are contained within a 26.25 m-search square from a single informing intercept AND the informing intercept is contained within a 52.5 metres search square that includes at least one additional informing intercept. Distances defining both search squares are measured in the plane of the

EXHIBIT 99.1
vein plane (in the strike and dip directions) and from the center (intercept position) to the edge of the search square.
•The remainder of the blocks estimated within the interpreted vein wireframes are classified as Inferred Mineral Resources.
•Blocks located outside the vein wireframes are not classified and are considered dilution for Mineral Resources reporting.
•Finally, the Mineral Resource classification results are smoothed, using an in-house algorithm based on local classification proportions, to remove geometrical artifacts. The local proportions are calculated in a 10 × 10 metres moving window.

Yamana is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource estimate.

The methodology used at El Peñón to convert Mineral Resources to Mineral Reserves is summarized as follows:
•Drift and bench (stope) selective mining units (“SMUs”) are designed using Vulcan Stope Optimiser.
•Metal prices, processing recoveries, and operating costs are used to determine an economic score for each SMU. SMUs with positive scores are selected for further classification. Only Measured and Indicated Mineral Resources are considered for conversion to Mineral Reserves.
•SMUs with positive scores are analyzed for inclusion into the Mineral Reserve inventory. This is done by analyzing development costs, considering the capital and auxiliary development required to enable mining of the designed SMUs, such as the cost of ramps, ventilation, materials handling, and development of access and infrastructure.
•Before including SMUs with positive scores in the Mineral Reserves inventory, geomechanical considerations are revised, especially in areas with known poor ground conditions or were pillars between the new stopes and previously backfilled areas are thin. Design is adjusted when required.
•Finally, where a small amount of supplementary lower-grade drift segment must be developed to enable mining of the higher-grade Mineral Reserves, it is also included in the Mineral Reserves inventory since this improves the cashflow generation profile. This material represents approximately 1% of the Mineral Reserves inventory.
•SMUs containing a majority portion of measured or indicated blocks are converted to Proven or Probable Mineral Reserves, respectively.

Yamana is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate for El Peñón.

Successful drilling at El Peñón resulted in the operation achieving a fourth consecutive year of adding new Mineral Reserves in excess of mining depletion, with Mineral Reserves growing 23% to 1.3 million GEO over that period. Drilling continues to expand the Mineral Resource envelopes to depths below several producing sectors, most notably Paloma, Pampa Campamento and Sorpresa. New Mineral Reserves added in 2021 are typically higher than average grade, resulting in the average gold and silver Mineral Reserve grades increasing by 3%. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO per year, while replacement of Mineral Resources provides an inventory for future Mineral Reserves development. The year-end Mineral Reserve and Mineral Resource estimates do not include results from deep exploratory drilling intercepts targeting extensions of the major producing vein systems at depth and to the south of the mine. Initial drill results show significant potential for discovery of blind continuations of the main vein systems which will be followed up with drilling in 2022 to support planned production increases at El Peñón.

Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Method

Ore from underground mines have recently been - and will continue to be - the main source of feed for the El Peñón mill.

The various underground mining zones are accessed by ramps; this type of access is suitable for this mine in light of its shallow depth. The underground workings of the core mine extend approximately ten kilometers along strike and span a vertical extent of approximately 500 m, measured from the highest portal collar elevation to the bottom-most mine workings. The ramps provide flexibility for rapid adjustments for changes in direction and elevation and allow access to the veins at appropriate elevations.

EXHIBIT 99.1
The main mining method utilized at El Peñón is the bench-and-fill method, which is a narrow longhole-stoping method that uses a combination of rockfill and cemented rockfill. The method involves ore development at regular level intervals, which, at El Peñón, range generally between 10 and 20 metres. Due to the narrow vein widths, a “split-blasting” technique is used in many areas of the mine to reduce dilution in secondary development of ore zones. The minimum mining width of a split blast is of 0.6 metres, plus 0.5 metres of total overbreak, generating a minimum blast void of 1.1 metres width. Once the split-blast ore is mucked out, the remaining waste is slashed out and used for rockfill purposes. The split-blasting technique has been refined and improved at El Peñón since 2016, reducing the achievable ore mining width from 2.1 m to 1.1 m, minimizing dilution and ore loss, and improving productivities for faster face cycle times. The result is increased gold and silver mining grades. In some cases, development rounds that would have previously been mined as waste if blasted to the full drift dimensions are now mined selectively as separate ore and waste rounds, resulting in increased mineral reserves.

All underground mining operations are carried out by Yamana, while the open pit mining operations, representing only a very small proportion of the production over the LOM, are carried out by a contractor.

The Company has confidence that it will continue to replace Mineral Reserves through new discoveries and infill drilling on several major veins, thereby maintaining mine life visibility for at least another ten years. The LOM plan assumes a processing rate between 3,500 tpd to 3,700 tpd with annual production of between 220,000 GEO and 230,000 GEO. The plant however has a processing capacity of up to 4,200 tpd and reaching that capacity would not require any additional capital spending. This higher plant capacity processing rate could support an annual production platform of between 250,000 GEO to 270,000 GEO which is not currently considered in the Company's ten-year outlook. The LOM plan remains fully supported by Mineral Reserves and Mineral Resources. Mineral Resources are comprised of multiple veins at different grades. District-scale exploration work completed during the year yielded positive results, and opens up a new, large area of high exploration potential, suggesting a significant expansion of the highly productive El Peñón vein system south of the existing mine. Such expansion of the vein system could in turn meet the objective of increasing production at a site that has significant excess plant capacity. Notably, the new South Deeps discovery appears to have similar geology to the wide veins El Peñón was mining when GEO production was materially higher.

Processing and Recovery Operations

The El Peñón mineral processing plant and associated facilities process run-of-mine as well as stockpiled ore. Comminution comprises a single stage of crushing followed by wet grinding in a semi-autogenous grinding (“SAG”) mill operating in series with a ball mill; these feed a battery of hydrocylcones. Leaching starts at the SAG mill, where sodium cyanide is added as a leaching agent. The hydrocyclones overflow is subsequently clarified and leached in reactors with mechanical agitators. The leached pulp is finally transported by gravity to a CCD thickener circuit to wash the pulp and recover the pregnant solution for gold and silver by zinc precipitation and refining to doré.

The El Peñón processing plant has a nominal production capacity of approximately 1.533 Mtpa, or 4,200 tpd. The processing plant averaged 3,575 tpd during 2021. Since 2017, the plant throughput has been lower than design, ranging from 1 Mtpa to 1.3 Mtpa, in line with the mine plan. The lower throughput is beneficial in terms of leach residence time and results in a marginal increase of both gold and silver recovery. Stockpiled ore can be fed to the plant feed system to supplement feed if required.

Significant metallurgical testwork has been carried out on a continual basis at El Peñón since 2014. Results from metallurgical tests inform the geometallurgical block model utilized for operational and mine planning purposes. The geometallurgical model includes variables for gold and silver recoveries, cyanide consumption, and sedimentation and filtration rates.

Infrastructure, Permitting and Compliance Activities

El Peñón consists of historical open pits, underground mining operations, a process plant, and other support infrastructure, including waste dumps and a filtered tailings facility with a total storage capacity of 49.8 Mt. The approved plant capacity is 4,800 tpd. The major assets and facilities associated with El Peñón are: the mining and processing infrastructure, which include office buildings, shops, and equipment; a processing plant which produces gold doré by crushing, grinding, leaching, counter-current decantation concentrate solution recovery, zinc precipitation and refining; concrete and cemented backfill plants, and a filtered tailings stack storage facility.

El Peñón is connected to the National Electric Grid through a 66 kV transmission line connected to the Palestina substation.

EXHIBIT 99.1
Minera Meridian has all required permits to continue carrying out mining and processing operations on the El Peñón property. The El Peñón operation submitted its first EIA in 1997 to the Chilean Environmental Impact Assessment System. The Environmental Commission of the Region of Antofagasta approved the application with Exempt Resolution Nr. 043 in 1998. The El Peñón operation has undergone a series of modifications since its original EIA submission. Required Environmental Qualification Resolutions (“RCAs”) were granted through a series of Declaration of Environmental Impacts (“DIAs”).

El Peñón has developed a closure plan covering all current and approved facilities; this plan is in accordance with applicable legal requirements and updated regularly as the life of mine is extended. The approved 2019 mine closure plan addresses progressive and final closure actions, post-closure inspections, and monitoring. A new DIA was submitted in February 2021 considering an extended LOM plan as a result of mineral reserves increases over the past three years. Other sectoral licences and permits have been obtained and applications for renewals have been filed. The operation has not been subject to sanctioning for environmental compliance by any of the regulatory agencies.

Yamana has implemented an integrated management system covering health, safety, environment, and community through internationally accredited systems that include the ISO 14001 Environment Management System and the OSHAS 18001 Occupational Health and Safety Management System. A risk assessment matrix has been developed for El Peñón operation that integrates risk matrices for ISO 14001:2015 and OHSAS 18001:2007. Beginning in 2020, El Peñón also began the implementation of the Mining Association of Canada’s Towards Sustainable Mining framework as well as the World Gold Council’s Responsible Gold Mining Principles, each of which included internal assessments and will require external audits within a three-year timeframe. Activities for 2021 include the process of certification for ISO 45001 (replacing OSHAS 18001) and recertification of the ISO 14001 Environment Management System. In addition, Yamana is signatory to the International Cyanide Management Code. A standard for operational processes has been developed for the management of other hazardous and non-hazardous solid waste (Certified NCh-ISO 17025 INN – Instituto de Normalizacion Chilena).

Water conservation is a primary focus at El Peñón. The water management system at El Peñón has been designed as a closed circuit. Process water from the mill is recovered in the tailings filter plant and recirculated back to the processing plant.

Even though no communities are located near El Peñón, Yamana has made a number of commitments to the well-being, health, and safety of the communities in the area. As such, the social and community activities conducted by Yamana are concentrated in the Taltal District and are of philanthropic orientation.

Capital and Operating Cost Estimates

The total LOM capital cost estimate is approximately US$260 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over the project’s nine-year LOM as well as a small amount of expansionary underground mine development. A summary of the LOM capital costs for the project is set out in the table below:

Total LOM ($000s)
Sustaining Capital Costs	257,545
Mine Development	226,578
Building and Infrastructure	4,109
Hardware & Software Machinery and Equipment	678.8
Vehicles	26,179
Expansionary Capital Costs	2,339
Total LOM Capital Costs	259,884

Capitalized development consists of 86,145 metres, or an average of 10,679 metres per year, over the first four years and subsequently declining towards the end of the mine life. The expected run rate for sustaining capital, including infrastructure, equipment, and mine development is averaged at US$35 million per year for the next five years, with spending decreasing in the last year of the mine life. Capital costs do not include project financing and interest charges, working capital and sunk costs.

EXHIBIT 99.1
Operating costs are defined as the direct operating costs and include mining, processing as well as general and administrative costs. Mining operating costs are forecasted to average US$82.76 per tonne mined over the LOM, or US$70.67 per tonne processed. Total operating costs are forecasted to average US$117.19 per tonne processed over the LOM period as set out in the following table:

Total LOM (US$/t processed)
Mining	70.67
Process	30.47
G&A	16.05
Total	117.19

Exploration, Development and Production

Over the past 20 years, El Peñón has established an exploration strategy to continually replace depletion of Mineral Reserves and extend mine life. The strategy involves maintaining a pipeline of Mineral Resources and exploration potential to maintain a rolling mine life visibility of at least 10 years. To continue this trend, drilling programs should continue to be carried out with the following objectives:
•Infill drilling to replace production by upgrading and extending known Mineral Resources;
•Expansion exploration drilling to upgrade Inferred Mineral Resources to Measured or Indicated Mineral Resource categories, or to transform zones of geological potential into Inferred Mineral Resources; and
•District exploration to test the extension of little-known areas of mineralization or to discover new primary structures by testing targets identified in mapping, geochemistry, geophysics, or machine learning programs.

Ongoing exploration success could also unlock the opportunity to leverage the available processing capacity which could increase annual gold and silver production and reduce unit costs.

Canadian Malartic Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Mine are derived, in part, and in some instances are extracts, from the technical report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” dated March 25, 2021 (the “Canadian Malartic Report”), prepared by or under the supervision of Pascal Lehouiller, P. Geo, Sylvie Lampron, Eng., Guy Gagnon, Eng., Nicole Houle, P.Geo. and François Bouchard, P.Geo., each of whom is a “qualified person” for the purpose of NI 43-101 (together the “Canadian Malartic Qualified Persons”), and each of whom is a full time employee of Canadian Malartic GP. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The Canadian Malartic property, including the Canadian Malartic Mine, is located within the Municipality of Malartic, approximately 25 kilometres west of Val-d’Or and 80 kilometres east of Rouyn-Noranda in the Province of Quebec, Canada, and extends into the Municipality of Rivière Héva and the City of Val-d’Or. The northern part of the Canadian Malartic property is accessible via Highway 117 in Quebec. The southern part is accessible via a secondary paved road that runs south from Highway 117 towards Mourier Lake and cuts through the central area of the Canadian Malartic Mine. The Canadian Malartic property is also accessible by a series of gravel logging roads and trails. The operations are year-round with the exception for prospecting (soil and outcrop sampling, outcrops mapping, etc.) which usually take place between May and October.

The Canadian Malartic property consists of the Malartic CHL Prospect, the Canadian Malartic Mine and the East Amphi, Fournière, Midway, Piché-Harvey and Rand properties and consists of a contiguous block comprising

EXHIBIT 99.1
one mining concession, five mining leases, and 293 claims for a total of 12,568.43 hectares. Expiration dates for the mining leases on the Canadian Malartic Mine range from November 24, 2029, to July 27, 2037, and each lease is automatically renewable for three further 10-year terms upon payment of a small fee.

The Company acquired its 50% interest in the Canadian Malartic property on June 16, 2014 through its joint acquisition of Osisko Mining Corporation (“Osisko”) with Agnico Eagle and operates through the Canadian Malartic GP. The claims, mining leases and mining concession are all held, completely or partially, by Canadian Malartic GP, a general partnership that is directly and indirectly held by Agnico Eagle and Yamana. Each of these Canadian corporations controls 50% of the Canadian Malartic GP. A portion of the East Amphi property, called the Radium-Nord property, is held by Abitibi Royalties Inc. (“Abitibi Royalties”) (15%) and Canadian Malartic Corporation (85%), the latter being an affiliate of Canadian Malartic GP, jointly controlled by Agnico Eagle and Yamana. All mining titles of the Canadian Malartic property on the Government of Quebec’s online claim management system are registered to Canadian Malartic GP, except those of the Radium-Nord Property, which are registered to Canadian Malartic Corporation (85%) and Abitibi Royalties (15%).

The mining titles constituting the current Canadian Malartic property were acquired by Osisko, mostly in stages, between 2004 and 2014. Many of the mining titles for the Canadian Malartic property were map-staked by Osisko or its appointed intermediaries and are not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations.

Most of the mining titles are subject to a 5% NSR royalty payable to Osisko Gold Royalties Ltd. (“OGR”). The claims comprising the Malartic CHL prospect are subject to 3% NSR royalties payable to both OGR and Abitibi Royalties. In addition, 172 of the claims are also subject to other NSR royalties that vary between 1% and 2%, payable under varying circumstances. In 2019, Canadian Malartic GP paid C$75.3 million in aggregate payments with respect to these royalties and paid approximately C$82.4 million related to 2020 (100% basis).

Canadian Malartic GP has all required permits to continue carrying out the current mining operations on the property. Yamana is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the Canadian Malartic Mine.

History

The mining history of the Canadian Malartic property stretches over a 100-year period, from the 1920s to the present day. The current limits of the Canadian Malartic property cover and overlap many historical mining and exploration properties. The boundaries and names of those properties have changed over time following ownership and/or option changes, abandoned and/or added claims, and status changes from exploration claim to mining lease.

The Canadian Malartic Mine hosts six historical underground mines: Canadian Malartic, Barnat, Sladen, East Malartic, Malartic Goldfields and East Amphi. It is currently in a new production phase since 2011 with the Canadian Malartic Mine open pit operations and expansion project. As of the end of 2021, the historical and recent gold production from the Canadian Malartic Mine amounts to 273,149,919 tonnes at 1.64 g/t gold, for 14,427,311 ounces of gold.

The historical production data for the Canadian Malartic property is summarized in the table below:

Historical Group of Properties	Owners and/or Property Area	Years	Tonnes Milled	Gold Grade (After Recovery) (g/t Au)	Ounces of Gold
Canadian Malartic Mine and Malartic CHL Prospect	Canadian Malartic Mine	1935-1965	9,929,000	3.77	1,203,477
	Barnat-Sladen Mine (including East Malartic)	1938-1970	8,452,000	4.73	1,285,321
	East Malartic Mine	1938-1983	18,316,000	5.19	3,056,251
	Canadian Malartic (Canadian Malartic GP + Osisko)	2011-2021	209,798,966	0.97	6,539,708
	Gouldie (Canadian Malartic GP)	2014-2015	2,210,549	0.74	52,435
	Jeffrey (Canadian Malartic GP)	2019-2021	2,868,252	0.87	80,240
	South Barnat (Canadian Malartic GP)	2019-2021	12,108,202	1.16	450,303

EXHIBIT 99.1

East Amphi	East Amphi OP (McWatters)	1998-1999	120,427	5.66	21,914
	East Amphi UG (Richmont)	2004-2007	347,964	3.37	37,700
Rand	UG exploration program / no production	1988-1989	31,115	n/a	n/a
Midway Property Group (Fournière, Midway, Piché-Harvey)	Malartic Goldfields	1945-1965	8,956,886	5.90	1,699,025
	NSM (Midway)	2009-2010	10,558	2.76	937
	Total	1935-2021	273,149,919	1.64	14,427,311

Geological Setting, Mineralization and Deposit Types

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince comprises an older northern volcanic zone and a younger southern volcanic zone, separated by the regional Porcupine-Destor Fault Zone. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince and to the south by metasedimentary and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario, through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Quebec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented N280°–N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince, and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various stratigraphic units listed above are folded into a regional synclinal structure known as either the Malartic or Cadillac Syncline. The fold axis trends west-northwest and plunges steeply to the north, with the axial trace located within the Cadillac Group sedimentary rocks. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies.

Most of the Canadian Malartic property is underlain by sedimentary units of the Pontiac Group, immediately south of the LLCFZ, in the mine and property reports. The north-central portion of the Canadian Malartic property covers an approximately 16 kilometre segment of the LLCFZ corridor and is underlain by mafic-ultramafic volcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group underlies the northern part of the Canadian Malartic Mine (north of the LLCFZ). It consists of greywacke interbedded with lenses of conglomerate.

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the old underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Gouldie mineralized zone occurs approximately 0.5 kilometres southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown. The recently discovered East Gouldie deposit is located 2 kilometres east of the Gouldie mineralized zone.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The portion of this deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike) and from surface to -480 metres below surface.

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines mainly along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). The portion of this deposit that is modelled for the underground mining evaluation extends on a 3 kilometres strike

EXHIBIT 99.1
and a width of 1.1 kilometres (perpendicular to the strike) and from the bottom of the South Barnat actual pit design to –1,800 metres below surface.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks east of the East Malartic deposit. It extends on a 2 kilometres strike and a width of 500 metres (perpendicular to the strike) and from surface to –1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit known as the #12 Porphyry. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t Au) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Gold mineralization within the Odyssey and Jeffrey deposits is broadly similar to the style of mineralization associated with porphyry dikes at the South Barnat and East Malartic deposits, which is typically associated with pyrite enrichment and silica-calcite and potassic alteration.

Several other mineralized zones have been documented within the LLCFZ, namely Buckshot, East Amphi, Western Porphyry, Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

The East Gouldie deposit is located south of the Odyssey deposit and east of the Gouldie deposit. As currently defined by drilling, the deposit has a strike length of at least 1.2 kilometres and extends from approximately 500 metres below surface to 2 kilometres depth. It is generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60° north. The main high grade (>1 g/t Au) auriferous zone is typically 15 m wide (true width) and reaches up to 80 metres. The average intercepts grades vary between 2 and 10 g/t gold.

The origin of gold deposits in the Malartic area is still a subject of controversy. Recently, De Souza et al. (2019) describe the Canadian Malartic deposit as a mesozonal stockwork-disseminated replacement-type deposit formed within an orogenic setting where the variable geometry, rheology and composition of the various intrusive and sedimentary rocks have provided strain heterogeneities and chemical gradients for the formation of structural and chemical traps that host the gold. This study suggests that the mineralized intrusions of the Canadian Malartic Mine area have played an essentially passive role in the mineralization processes.

Exploration

Exploration work by Canadian Malartic GP since 2014 has focused mainly on exploration drilling. In December 2019, a high-resolution heliborne magnetic susceptibility survey was flown by GeoData Solutions GDS Inc. over the eastern part of the Canadian Malartic property. The survey covered 251 line-kilometre with a 50 metres spacing between the lines. The results were merged with historical geophysical data from the area; a portion of the Fugro airborne survey (2006) and a compilation of ground survey data from the Midway Property Group. The purpose of the survey was to provide consistent magnetic coverage over the area of interest with enough resolution to support the geological and structural interpretation of this segment of the LLCFZ.

Drilling

Since the beginning of the partnership in 2014, the Canadian Malartic GP’s drilling programs have mainly focused to the east of its mining operation on three main targets: the Odyssey, East Malartic and East Gouldie deposits. The drilling programs on the Odyssey target were supervised by the Regional Exploration Department (“Regional Exploration”) while the drill programs on the East Malartic and East Gouldie targets were supervised by the Mine Exploration Department (“Mine Exploration”). The Regional Exploration also conducted drilling programs on the Rand, the East Amphi, the Radium-Nord Properties and on the Midway Property Group.

Since 2014, core drilling has been performed with NQ size (47.6 millimetre core diameter) using conventional surface drill rigs. The drilling programs have been run by several drilling contractors, with the main contractors being:
•Spektra Drilling (Val-d’Or) for Regional Exploration 2014 and 2015 programs;
•Nordik Drilling (Val-d’Or) and several subcontractors for Regional Exploration 2015 to 2021 programs and for Mine Exploration 2018 to 2021 programs; and
•Orbit-Garant Drilling (Val-d’Or) and sub-contractors for Mine Exploration 2017 program.

From 2014 to the end of 2021, 869,736 metres have been drilled with 394,833 metres by the Regional Exploration and 474,903 metres by the Mine Exploration. The average core recovery rates were higher than 95%. The Mine Exploration drilling programs from 2017 to 2021 mainly focused on East Malartic and East Gouldie

EXHIBIT 99.1
deposits. The Regional Exploration drilling program from 2014 to 2020 mainly focused on the Odyssey deposit while drilling was also completed on the Rand, East Amphi, Radium-Nord Properties and the Midway Property Group.

Sampling, Analysis and Data Verification

Mine Exploration’s procedures for sample preparation, analysis, and security protocols for the Canadian Malartic GP’s diamond drilling programs were established in 2017 based on Regional Exploration’s procedures, and both departments have followed roughly the same procedures since then.

The drill core is placed into wooden core boxes at the drill site. At the end of each drill run, a wooden block is inserted with the depth of the hole written on it. Each box is labelled with the hole/box number and closed with metal strapping. The drilling crew trucks them daily to the Canadian Malartic GP’s secure core storage and logging facility (core shack) on the property.

At the core shack, the boxes are opened and inspected by the Canadian Malartic GP staff to ensure the box numbers and meterage are correctly identified. The geologist looks for anomalies in the core box (misplaced core, ground rock, footage block error) that could affect the meterage of the hole, and it is corrected in case of an error.

Once the meterage work is complete, the geologist provides a thorough description of the core. Following existing QA/QC protocols, the geologist inserts the corresponding sample labels at the correct meterage (the “from” distance of the sample) as well as the QA/QC identification tags, before photographing the wet core. Each label is divided into two identical number tags, one placed inside the sample bag and the second stapled to the core box. All samples are assigned a unique sample number. Samples are typically between 0.8 metres and 1.5 metres, although shorter sample lengths between 0.5 metres and 0.8 metres have been allowed since 2018.

Canadian Malartic GP’s staff then bring the core boxes to the splitting room. The saw operator saws the core in half according to the limits marked by the geologist and to the labels in the boxes. One half of the sawed core sample is placed in a numbered bag, and the other half stays in the box for future reference and is stored outside in the core racks. An inventory list is updated daily to ensure the core boxes are easily accessible.

QA/QC samples are inserted as directed by the geologist using the tags in the boxes. A list is made by the geologist showing the meterage, the number of samples and the QA/QC sample meterage and type. To prevent mistakes, the technician provides the supervisor with a daily report that shows the number of samples and QA/QC types ready to ship to the external laboratory. The supervisor reviews the list and validates its conformity by comparing it to the geologist’s sampling list.

The samples are packed in batches of 10 into a jute bag that is secured by a plastic padlock with a registered serial number. A detailed list is emailed to the laboratory. The laboratory checks that the number of samples received matches the list, as well as the barcode. If discrepancies are observed by the laboratory, the Canadian Malartic GP is immediately contacted before the batch is assayed. The rejects and pulps from the samples are returned to the Regional Exploration office after the QA/QC has been reviewed by Canadian Malartic GP staff. This material is stored in a locked facility for future reference.

All the samples of the 2014 to 2021 programs were submitted to ALS Geochemistry (“ALS”) in Val-d’Or, Québec, which acted as the primary laboratory for all assaying. ALS occasionally used other ALS laboratories belonging to the ALS Global Group. ALS has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada.

Over the years, three different laboratories were used for external check assays on pulps, as summarized in the table below. All secondary laboratories used since 2014 are commercial laboratories independent of Canadian Malartic GP.

Laboratory	Location	Accreditation
SGS Canada	Burnaby, British Columbia	ISO/IEC 17025
TSL Laboratories	Saskatoon, Saskatchewan	ISO/IEC 17025
Technilab S.G.B. Abitibi Inc.	Ste-Germaine-Boulé, Québec	ISO/IEC 17025
Sample preparation and gold assays are carried out according to the following procedures:
•Samples are received, sorted, and logged (LOG-21) into the ALS LIMS program.

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•Samples are dried (DRY-21, if necessary) and weighed (WEI-21).
•Samples are crushed (CRU-31), +70% passing a 2 mm screen.
•Crushed samples are split (SPL-21) to 250 g using a riffle splitter.
•Samples are pulverized (PUL-31) to +85% passing a 75 µm screen (Tyler 200 mesh).
•A 50 g pulp aliquot is analyzed by fire assay and AAS (Au-AA24).
•For samples returning results higher than 10 g/t Au, a second 50-g pulp sample is assayed by FA with a gravimetric finish (Au-GRA22). The Au-GRA22 value is considered the official result in the database.
•Samples containing visible gold (or returning results higher than 10 g/t Au from 2017 to mid-2018 for Regional Exploration samples) are analyzed by metallic sieve (SCR24). Sample pulps (up to 1 kg) are passed through a 100 µm (Tyler 150 mesh) stainless steel screen. The material remaining on the screen (+100 µm) is retained and analyzed in its entirety by FA with gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (100 µm) is homogenized, and two subsamples (50 g) are analyzed by FA with AAS finish (Au AA26 and Au AA26D). The average of the two AAS results is taken and reported as the Au (-) fraction. All three values are used to calculate the combined gold content of the plus and minus fractions.

The Canadian Malartic GP’s QA/QC program includes a routine insertion of CRMs or standards, blanks and duplicates, as well as an external duplicate assay check (“check assay”). One standard is included every 20 samples, and one blank and one coarse duplicate every 50 samples (since 2016). In 2014 and 2015, the coarse duplicated insertion rate was one duplicate every 25 samples. Additional blanks and coarse duplicates are typically inserted in the mineralized zones. The QA/QC program does not include a systematic field duplicate control. From 2014 to 2021, 536,170 samples were sent for analysis.

Standards are used to detect any problem with specific sample batches and/or any possible long-term biases in the overall dataset. The CRMs were purchased from CDN Resource Laboratories Ltd, except in 2020 when certified custom standards were used in addition to the purchased CRMs.

Canadian Malartic GP used coarse duplicates to address the representativeness of the results. At every 25 or 50 samples, the laboratory takes two different 250-gram fractions from the crushed samples and follows the same process for the pulverization and assaying. Since 2018, Regional Exploration coarse duplicate samples were requested only for the infill drilling of the Odyssey South Zone. For Mine Exploration, the coarse duplicate assaying (as described above) is a standard procedure.

To assess the assay accuracy of the primary laboratory, pulp samples from the mineralized sections are routinely collected and sent to a secondary laboratory every quarter.

Several database validations, verifications and audits were completed prior to the Canadian Malartic GP’s acquisition of the Canadian Malartic property. Once these processes were completed, the historical databases were locked to prevent any changes. As part of the validation for the December 31, 2021 Mineral Resource estimate for Canadian Malartic, Canadian Malartic GP performed a basic cross-check routine to ensure the usage of the validated and locked databases for data prior to 2014. Canadian Malartic GP did not find any discrepancies with the current database. All historical drill holes used in the open pit databases were completed before Canadian Malartic GP acquired the Canadian Malartic property.

Since 2014, Canadian Malartic GP’s data verification has occurred simultaneously with drilling. The Canadian Malartic Qualified Persons had full access to the data, and their verification included, but was not limited to, the following:
•Drill rig site visit
•Core review (description and photos)
•QA/QC review
•Spatial validation of the models
•Statistic validations and comparisons
•Checks on values in the data tables (import errors, special values)

Yamana is of the opinion that the sample preparation, sample security, and analytical procedures at the Canadian Malartic property are adequate and consistent with industry standards.

Mineral Processing and Metallurgical Testing

    See below under “Processing and Recovery Operations”.

EXHIBIT 99.1
Mineral Resource and Mineral Reserve Estimates
See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Mineral Resource estimate for the Canadian Malartic property was prepared in accordance with CIM Standards. The Mineral Resource estimate for the Canadian Malartic property consists of 11 block models (“BMs”) (two for open pit mining, nine for underground mining) covering the following deposits:
•Canadian Malartic, South Barnat and Gouldie deposits (1 BM, open pit; 2 BMs, underground)
•Jeffrey deposit (2 BMs, underground)
•Western Porphyry deposit (1 BM, open pit)
•East Malartic deposit (1 BM, underground)
•Odyssey deposit (1 BM, underground)
•East Gouldie deposit (1 BM, underground)

Canadian Malartic, South Barnat, Gouldie, Jeffrey and Western Porphyry were initially modelled and estimated for the purpose of open pit mining and the report refers to these deposits as “open pit projects”. As mineralization extends below the pit shells, some of these projects also include underground mineral resources for which underground BM’s (using subblocks) were generated for the Mineral Resource estimate. These provide optimal models for stope optimization. For the Jeffrey and Gouldie deposits, only the portion below the mined-out pits remain as underground Mineral Resources. The East Malartic, Odyssey and East Gouldie deposits were modelled and estimated for the purpose of underground mining and the report refers to these deposits as “underground projects”.

The Mineral Resource estimate models for the Canadian Malartic property were prepared and updated using LeapFrog GEO, GEOVIA GEMS and STUDIO RM. The broad geological model for the Canadian Malartic deposits was created using drill logs as well as production hole data, when available. The most prominent component of the geological model is a major, east-west lithological contact between the sedimentary rocks of the Pontiac Group to the south and the volcanic rocks of the Piché Group to the north. This contact corresponds to the southern limit of the LLCFZ and it is modelled as a surface. Individual models were also prepared and updated for each deposit, and they encompass information on porphyry, sedimentary and volcanic units; geological contacts; mineralized zones; and topographic and overburden surfaces.

The main steps in the Mineral resource estimation methodology were as follows:
•Compile and validate the diamond drill hole databases.
•Update the geological model, the mineralized zones interpretation and the voids model.
•Generate the drill hole intercepts and composites for each mineralized zone.
•Perform basic statistics (capping).
•Perform geostatistical analysis and variography.
•Interpolate grade within the block models.
•Validate the block models.
•Establish mineral resource classification criteria.
•Assess the mineral resources with the “reasonable prospects for eventual economic extraction” and select appropriate cut-off grades.
•As required, model depletion and pillar exclusion.
•Generate a mineral resource statement.

Mineral resource classification for the Canadian Malartic property is based on the robustness of the various available data and model characteristics, including but not limited to the following:
•Quality and reliability of drilling and sampling data;
•Presence of RC and/or production drilling;
•Drill hole density;
•Confidence in the geological interpretation;
•Geological and grades continuity of the structures;
•Variogram models and search ellipse criteria; and
•Interpolation parameters.

The Mineral Reserve estimate for the Canadian Malartic property includes open pit and stockpile Mineral Reserves. The Mineral Reserves are reported according to CIM Standards.

The design for the Canadian Malartic and Barnat pits was prepared from Canadian Malartic GP’s resource block model updated on December 31, 2021. From this resource block model, a reserve block model was developed to integrate additional parameters such as mill recovery, dilution, mining zones and royalties.

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Open pit optimization was conducted to determine the optimal economic shape of the open pit in 3D. This task was undertaken using Whittle software, which is based on the Lerchs-Grossmann algorithm. The method works on a block model of the orebody and progressively constructs lists of related blocks that should or should not be mined. The method uses the values of the blocks to define a pit outline that has the highest possible total economic value, subject to the required pit slopes defined as structure arcs in the software. The results of the Whittle optimization served as the basis for the final pit design. The optimization considered the space needed for ramps and the constraints related to the presence of old excavations. GEMS Pit Design software was used to design ramps with 10% grades and widths of 35 metres.

The ore outlines include a 1 metre dilution envelope around economic ore blocks and enclose marginal material surrounded by economic mineralization. The dilution envelope and enclosed waste in most cases are mineralized and have been assigned a dilution grade. From this envelope a percentage of dilution is assigned to each block. The ore tonnage and grades include dilution tonnage and grades, as estimated from the detailed mining shapes. As Canadian Malartic GP is backfilling all open underground stopes and mining their pillars, the Mineral Reserve estimate does not consider mining loss.

Open pit gold Mineral Reserves of 1.77 million ounces, on a 50% basis, reflects depletion with 2021 production and an adjustment of approximately 48,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in a lower bench of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation without significant changes to Mineral Reserves or Mineral Resources. Underground Mineral Resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.35 million ounces of Indicated Mineral Resources and 13.15 million ounces of Inferred Mineral Resources reported at year-end, on a 100% basis. At East Gouldie, 82 new drill pierce points were added in the mineralized zones, confirming estimated grades and widths and resulting in the first gold Indicated Mineral Resources for the deposit of 1.49 million ounces, on a 100% basis. The ongoing infill drilling program continues to increase the inventory of Indicated Mineral Resources to support the planned conversion of Mineral Resources to Mineral Reserves. Expansion of the Mineral Resource envelope on the east side added new Inferred Mineral Resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie Mineral Resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the Mineral Resource Statement.

Yamana is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimate for the Canadian Malartic property. Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Method

The mining method selected to mine the Mineral Reserves is by open pit using conventional trucks and shovels. The mining method is optimized in legacy underground mining areas by using remote controlled shovels, drills and dozers. The highest-grade ore is sent directly to the crusher. When ore extraction exceeds milling capacity, the ore is directed to a dedicated stock pile depending on grade (high or low). Waste rock is stockpiled on a dedicated rock pile. Ground reinforcement is used in selected areas following tight scaling procedure and geotechnical inspections. Cablebolts are typically used. Some mesh draping, energy absorption support and high capacity anchors are also installed but to a lesser extent.

Mining constraints in the Canadian Malartic North sector due to the town’s proximity and old underground openings make it impractical to divide the pit into phases. Instead, the design considers two pits, Canadian Malartic and Barnat, according to the permits obtained.

The optimal pit shells produced with the Lerchs-Grossmann algorithm were used as a guideline for the pit design. The pit design process consisted of designing ramp accesses to the bottom of the pit using the geotechnical recommendations guiding bench geometry. The shell selection process involved analyzing a series of graphs, tables and figures generated in Whittle and GEMS. The net present value graphs generated in Whittle have distinct characteristics showing major changes to the pit economics. The selected Whittle shells were further analyzed in GEMS to address the mining practicalities of the selected shells, such as the distances from underground openings.

The drill pattern design is dictated by the need to control blast-induced vibrations and air overpressures (airblasts) in the neighbouring town of Malartic.

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Waste material is stored north of the TSF. An estimated total tonnage of 450 Mt of waste will be placed on the waste rock pile. An in-situ compacted density of 1.96 t/m3 was used to estimate the storage volume of 230 Mm3.

The ramps and haul roads are designed to accommodate the largest equipment, which is currently the Caterpillar 793F haul truck. For double-lane traffic, provincial regulations are followed. Double lane roads are designed for all accesses. Optimization to complete mining at the bottoms of pits is planned to be single lane. The travelling surface is at least triple the width of the largest vehicle. Ramp gradients are designed at 10%.

The open pit mine life is planned to extend to 2029, with mining continuing to transition from the Canadian Malartic pit to the Barnat pit. Production will transition from the open pit to the underground between 2023 to 2029. Annual gold production attributable to Yamana is expected to be approximately 320,000 ounces in 2022, 330,000 ounces in 2023, and 340,000 ounces in 2024. The Odyssey underground project supports a mine life to at least 2039 with annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Only 7.3 million ounces, or approximately 47% of underground Mineral Resources as of December 31, 2021, are included in the Canadian Malartic Report mine plan. Opportunities exist for supplemental production sources to increase throughput beyond the 20,000 tpd as outlined in the Technical Study (as defined herein) and utilize the excess process capacity of the 60,000 tpd Canadian Malartic plant. Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Although at the very early stages, these results suggest the potential for a second production shaft that could increase throughput over the longer term. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources. For more information about the Odyssey project, refer to “Odyssey underground project internal Technical Study”.

Processing and Recovery Operations

Since its commissioning in 2011, Canadian Malartic Mine has improved its throughput as a result of several additions to the process flowsheet. First, a secondary crushing line and a second pebble crusher in closed loop with the SAG mill were added in 2012. In 2016, modifications were made to the tailing thickener to reach higher underflow densities and the cyanide destruction process was changed to Caro’s acid. An auxiliary line of pre-crushed material was added to the grinding circuit in 2017. The Zadra process at the elution circuit was upgraded to a Split-Zadra for better performance and an Advanced Control System was implemented at the grinding circuit in 2018. Throughout the years of operation, the mill’s operational team has completed several continuous improvement projects and audits with external experts to improve the overall efficiency of the plant. This methodology of continuous improvement remains a key management practice at the current operations.

The Barnat deposit is located 1.2 km northeast of the centre of the Canadian Malartic deposit and has similar ore mineralogy. With Barnat ore planned to be processed in the same circuit as Canadian Malartic ore, the purpose of the metallurgical testwork was to validate that Barnat ore will behave similarly to Canadian Malartic ore during processing. No equipment selection or circuit design modification are expected, and it is expected that Barnat ore will be processed from the pit or stockpiles with a majority of Canadian Malartic ore.

The Canadian Malartic ore was subjected to a full drop weight test program in 2011 to study hardness. The conclusion of the testwork is that the material’s Axb values range from 17 to 45 with an average of 26.8, which justifies the need for extra crushing capacity, installed after initial start-up, due to the very competent nature of the ore. It is the characteristic of the ore that limits the process plant throughput.

Review of the ore composition of the Barnat deposit shows it has many similarities to ore from the Canadian Malartic deposit. However, ultramafic rock at Barnat which is mainly low grade and waste material will be new to the existing milling process at the Canadian Malartic operation. Testwork representing grinding, leaching, gravimetric and settling was completed to evaluate the differences.

Approximately 75% of the ore from Barnat will behave as Canadian Malartic ore, which is hard rock with gold and silver telluride finely disseminated in pyrite. The ultramafic ore from Barnat is softer ore and its settling rate is lower than Canadian Malartic ore but it should not impact the milling process outside of its limits when it is blended with more than 80% of the hard rock. The ultramafic ore is diluted with porphyry when fed to the mill. Reagent consumption is adjusted to take into account this new rock type.

Composite leach testwork confirmed that the actual circuit is adapted to this project and a small composite was used to define the recovery area. All the models are dependent only on zone and grade. The Pontiac zone of the Barnat deposit is the extension of the south Canadian Malartic deposit and they have the same model. The Piché-Barnat zone shows better recovery in porphyry. The gold recovery from ultramafic rock is better than from the

EXHIBIT 99.1
rest of the deposit but it has been included in the Piché recovery model since proportion and grade is not representative of the ore that will feed the mill. The same conclusion is applicable for gravimetric techniques which show good potential of gold recovery but on a small proportion of the deposit — however, leaching alone provides good recovery.

A tails diagnostic leaching study indicated that refractory gold is locked. Fine grinding is still the sole technique to increase its liberation. No deleterious elements were identified in the samples tested.

Considering the existing processing circuit and similarity between the Canadian Malartic and Barnat deposits, Yamana is of the opinion that the metallurgical testwork that has been completed is appropriate to support the Mineral Resource estimates. No modifications to the processing equipment are required.

Infrastructure, Permitting and Compliance Activities

The main infrastructure of the Canadian Malartic Mine includes the multi-service building (administration / warehouse / mine office / truck shop), the process plant, the crushing plant, the guardhouse, several pumping stations, the construction office and many MegaDome buildings.

The electrical power is supplied by the existing Hydro-Québec 120 kV Cadillac main substation, which was connected to the mine site with the construction of a 19-km-long 120 kV electrical transmission line. The power demand for the entire project is about 85 MW, including all ancillary facilities for the mill and mine.

A water treatment plant has been built to treat water pumped from the Southeast Pond before discharging it into the polishing pond for a capacity of 1,000 m3/hour. The effluent treatment plant (“ETP”) is used mainly for cyanide destruction, dissolved metal ions and total suspended solids removal. It is a common oxidation process (hydrogen peroxide and copper sulphate) followed by the addition of a metal precipitant, addition of iron sulphate as a coagulant and the addition of a flocculant. The discharge of the ETP is then filtered by geotubes located at the polishing pond prior to final discharge to the environment. Treatment occurs mainly in the spring when ice melting raises the pond’s levels or during the summer.

Since 2014, sustained efforts have significantly reduced the Canadian Malartic Mine’s impact on the environment, resulting in a considerable decrease in the number of notices of non-compliance. Challenges are always present for the air overpressures and NOx emissions from the blasts. In 2019, the Canadian Malartic GP received two notices of non-compliance for air overpressure and two notices of non-compliance for NOx emissions. All notifications are investigated, an action plan is produced, and corrective actions are put in place. The action plan is transmitted to the regulator. The last notices of non-compliance for air quality and noise date back to events in May 2015 and October 2016, respectively.

On August 2, 2016, Canadian Malartic GP was served with a class-action lawsuit and injunction request with respect to allegations involving the Canadian Malartic Mine. The complaint was in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. As no appeal was filed, the judgement approving the settlement is definitive, and the plaintiffs consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

In its Sustainable Development Policy adopted in 2014, Canadian Malartic GP commits to contributing socially and economically to the sustainable development of the communities where it operates and to maintaining fair and respectful relationships with its employees and host communities. The Canadian Malartic GP has incorporated social and economic impact management into its practices to build a strong organization with a business strategy that offers employees a workplace of choice, contributes to host communities’ well-being and social development, and creates value for shareholders and its partners.

As part of ongoing stakeholder engagement, in June 2020, the Canadian Malartic GP entered into a Collaboration Agreement with four Anishinabeg First Nation communities (Abitibiwinni, Lac Simon, Long Point and Kitcisakik). The Collaboration Agreement sets out measures to increase the participation of the four communities in Canadian Malartic GP’s activities in regard to training, job and business opportunities, and environmental protection until 2027. The communities will also receive annual financial contributions to promote their sustainable development and to establish community-building projects.

All identified environmental impacts and risks arising from Canadian Malartic GP’s activities are monitored and mitigated. Numerous solutions to reduce the impact and risks of its operations have been implemented. The

EXHIBIT 99.1
environmental monitoring program ensures Canadian Malartic GP’s activities comply with its permits and the applicable laws and regulations for the mining industry in Quebec. The program includes components for vibrations and air overpressure, noise, air quality, atmospheric emissions, effluent quality, groundwater level and quality, solid and hazardous waste management, mine waste management, accidental spills and greenhouse gas emissions.

The primary environmental considerations and potential liabilities for the Canadian Malartic property are related to the operations of the TSFs. Canadian Malartic GP prioritizes the management of tailings and is in the process of aligning the tailings management system with best practices proposed by the Mining Association of Canada guidelines.

Tailings management practices at the Canadian Malartic property incorporate evolving international best practices for design and management, as represented by the Canadian Dam Association and the Mining Association of Canada.

The water management infrastructure is designed to minimize the impact on the environment, ensure an uninterrupted long-term mining sequence and preserve the geotechnical stability of the surrounding mining infrastructure. The site-wide water balance is updated on an annual basis, and water quality modelling is conducted as needed to update the predictive water management models.

The current closure plan for the Canadian Malartic Mine was approved by the Ministry of Energy and Natural Resources of Québec (“MERN”) in 2017. The costs of the current approved 2015 reclamation plan are estimated at C$163.3 million. The closure costs include the additional reclamation costs related to the Malartic Extension Project, which mainly consists of the mining of the Barnat pit, the expansion of the waste rock pile, and the expansion of the TSF. A new revision of the reclamation plan was submitted to the MERN in December 2020 and is currently under review. The 2020 closure plan includes new project components and associated new reclamation costs and it is expected that that reclamation and closure costs will rise once approved based on an increase in the affected area, more refined final cover method and increasing unit costs, indirect costs, and contingency.

The Canadian Malartic GP has submitted the total amount of the reclamation bond to the MERN in the form of irrevocable letters of credit according to MERN’s payment terms.

Capital and Operating Cost Estimates

The capital and operating costs presented below are for the Canadian Malartic open pit operation only and do not include costs related to the construction of the Odyssey underground project that was approved by the Partnership in February 2021. For information about Odyssey project costs, refer to “Odyssey underground project internal Preliminary Economic Assessment Technical Study”.

The estimated capital costs of the Canadian Malartic Mine correspond to the sustaining capital for mine and pit development costs, including deferred stripping costs. For the mining operations, there are no near-term capital costs for the purchase of new equipment in 2022. For the processing plant, near-term capital costs include an estimate of approximately $5 million for improvement costs in 2022. A summary of the three-year capital cost forecast for the Canadian Malartic Mine is set out in the table below:

Capital Cost (C$M)	2022	2023	2024
Sustaining cost	90.4	61.7	41.1
Development cost	27.7	24.9	26.3
Deferred stripping	74.5	20.6	34.3
Total Capital Cost	192.7	107.3	101.7

Operating costs consist of annual expenditures incurred at the mine to extract ore and waste rock and to process the ore. The mining consumables are based on the costs and contracts. The costs for future operation consumables, such as mill reagents, grinding media, etc., are based on recent supplier quotations, general and administrative (“G&A”) costs, and transport and refining costs. The increase in mining cost per tonne in 2022 and 2023 is primarily a result of the recognition of deferred costs associated with the drawdown of the ore stockpiles as open pit mining activities progressively decline. A summary of the three-year operating expenditures forecast for the Canadian Malartic Mine is set out in the table below:

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Operating Forecast	2022	2023	2024
Projected processed tonnes	19,043,729	17,972,725	19,826,412
Projected gold ounces recovered	644,201	625,023	614,034
Mining cost (C$M)	244.62	307.00	330.63
Processing cost (C$M)	214.79	200.55	226.45
G&A (C$M)	86.17	80.30	70.91
Transport and refining (C$M)	1.75	1.64	1.70
Total Operating Costs (C$M)	547.33	589.50	629.69
Total Operating Costs Per Tonne(1)	28.74	32.80	31.76
(1) Excluding royalties

Exploration, Development and Production

In 2021, the Canadian Malartic GP drilled 161,724 metres (100% basis) with 129,544 metres dedicated to definition drilling at East Gouldie and Odyssey focused on increasing the known mineralization and conversion to Mineral Resources at the Odyssey project. An additional 32,180 metres was drilled for exploration at East Amphi, Midway and on Rand with an emphasis on expanding the East Gouldie mineralization to the east.

Odyssey underground project internal Technical Study

The Odyssey underground project internal Preliminary Economic Assessment level technical study (the “Technical Study”) was completed in February 2021. The Technical Study is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the forecast production amounts will be realized.

The Odyssey underground mining project is located east of the current Canadian Malartic open pit operation and is comprised of the Odyssey, East Gouldie, and East Malartic deposits. As of December 31, 2021, the Odyssey project contains 2.35 Moz gold Indicated Mineral Resources and 13.15 Moz gold Inferred Mineral Resources on a 100% basis. There are no Mineral Reserves at Odyssey. Canadian Malartic GP approved the construction of the project after completion of the Technical Study in February 2021.

The Technical Study outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Mineralized material from the underground mine will be processed through the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey project is expected to produce an average of approximately 545,400 ounces of gold per year.

The Odyssey project will utilize a transverse long-hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids. This is a proven mining method in the region. In some areas of the East Malartic zone, where access to the mineralization is restricted by historical mine openings, mining will be undertaken using a longitudinal stoping method. Stope height varies from 30m to 50m depending on depth and rock quality differing in mining zones. As the mine ramps-up to full production more active mining fronts from each deposit will be created to sustain steady state production.

The mine plan presented in the Technical Study is based on a mining inventory estimated using the Mineral Resource models as of December 31, 2020 and includes Indicated and Inferred Mineral Resources. For the purposes of the Technical Study, only the Mineral Resources above mining cut-off grades ranging from 1.4 to 1.9 g/t at a gold price assumption of C$1,625 per ounce (USD$1,250 per ounce at an exchange rate of 1.3 CAD/USD) were included in the mineable inventory. Additionally, the Mineral Resources included in the Technical Study include full dilution and mining recovery. Overall, the Odyssey project mine plan is based on 82 million tonnes at an average grade of 2.76 g/t for a total of 7.3 million ounces contained gold. The East Gouldie mining zone accounts for more than 72% of the contained gold, while the Odyssey South, Odyssey North, and East Malartic mining zones contribute 5%, 11%, and 12% of the contained gold respectively.

In total, the mine plan supports 7.3 million mineable ounces (100% basis). Lower grade Mineral Resources, that fall below cut-off grade when fully diluted and using a gold price assumption of 1,250 US$/oz, are excluded from the mine plan. Additional Mineral Resources are excluded with the application of a mining recovery factor. Mineral Resources from the Odyssey internal zones are not currently included in the mine plan due to the increased

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geological complexity of the zones. Infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. East Malartic Mineral Resources at depth represents another opportunity for future inclusion in the mine plan, which could extend the life of the underground project.

Production via the ramp is expected to begin at Odyssey South in 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe commenced in 2021, with shaft sinking activities expected to begin in late 2022. The first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. East Malartic and Odyssey North are scheduled to enter into production in 2028 and 2030 respectively. The operations at the Odyssey project should reach full production of approximately 19,000 tpd by 2031. Life of mine is estimated at 17 years and average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039. The operation will progressively shift from open pit to underground mining between 2023 and 2028.

The Canadian Malartic Mine mill will be modified to decrease its capacity from 57,000 tpd to 19,000 tpd on a calendar day basis. These modifications will occur in three phases. A gravity circuit will be installed in the ball mill area, while two ball mills will be put in care-and-maintenance. Construction of the gravity circuit can be achieved during standard quarterly plant shutdowns and is not expected to impact on production.

Tailings will be stored in two different facilities over the years of operation of the Odyssey project. Until the end of 2023, tailings will continue to be stored in the current Canadian Malartic Mine TSF. Designs to expand the current TSF past 2022 are under progress. Towards the end of 2023, the mined out open pit at Canadian Malartic will be ready to store tailings. The in-pit tailings storage capacity is approximately 125 Mt, sufficient for the 109 Mt required over the current life of the combined open pit and underground operation, considering that 41 Mt of tailings will be deposited in the underground voids as paste backfill.

A provincial decree was granted in 2018 providing for underground mining of Odyssey South and Odyssey North through ramp and shaft. A request for decree amendment, adding the East Gouldie and East Malartic mining zones was submitted to the Ministère de l’environnement et de lutte aux Changements climatiques du Québec in February 2021. Permits were obtained allowing the first phase of the project, (decline, fresh air raise development, potable water withdrawal, wastewater treatment, temporary access to Highway 117). An application for a Certificate of Authorization for shaft sinking and related surface infrastructure was submitted and is pending.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic GP's cash on hand and free cash flow generation, with no external funding required. In the Technical Study, gold production during the construction period is expected at 932,000 ounces (100% basis), with net proceeds from the sale of these ounces significantly reducing the capital requirements for construction of the Odyssey project. Assuming a gold price of $1,550 per ounce, the projected initial expansionary capital of $1.14 billion over this eight-year period would be reduced in half. Operating costs are estimated to total C$5.2 billion over the life of the underground project, averaging 62.92 C$/t of ore processed and considering synergies between the Odyssey project and the Canadian Malartic open pit operation.

Other Producing Mines

Cerro Moro Mine

Property Description, Location and Access

Cerro Moro is a gold-silver mine located in the Santa Cruz province in southern Argentina. It is located approximately 70 kilometres (90 kilometres by road) southwest of the port city of Puerto Deseado. Access to Cerro Moro is via 20 kilometres of paved road (Provincial Highway 281) from Puerto Deseado to the locality of Tellier, followed by 70 km of all-weather gravel road (Provincial Route 47) to the project turnoff. Cerro Moro is accessed and operates on a year-round basis. Puerto Deseado is the closest community to the mine.

Cerro Moro is comprised of ten grouped mining concessions consisting of a combination of 70 mining minas and 12 exploration cateos, totalling 304,167 hectares. Estelar Resources S.A. (“Estelar”), an indirect subsidiary of Yamana, holds valid and marketable title to the Cerro Moro group of concessions. The main mine area is within the Cerro Moro group of concessions. The Bahía Laura group of concessions are registered to Fomento Minera de Santa Cruz Sociedad del Estado SE (“Fomicruz SE”), a mining company owned by the province of Santa Cruz. Yamana has an agreement with Fomicruz SE to hold an 80% interest of these concessions. This agreement also gives Fomicruz SE a 5% interest in the Cerro Moro group of concessions. The remaining groups of concessions are

EXHIBIT 99.1
registered to Yamana Argentina Servicios S.A. (“YASSA”) or Suyai del Sur S.A. (“Suyai del Sur”), both wholly-owned subsidiaries of Yamana.

Mining claims do not expire as long as payment of fees (canons) to the province are paid. Canons payable for each claim are calculated based on the type of mining claim and the number of claims.

On December 30, 2003, Cerro Vanguardia Sociedad Anonima (“CVSA”) and Exeter Resource Corporation (“Exeter”) signed an agreement, granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties. The agreement provided Exeter with the exclusive right to acquire a 100% interest in the properties contained in four projects by incurring exploration expenditures of US$3 million over five years. CVSA would retain a 2% NSR on the Cerro Moro group of concessions. Franco Nevada acquired the 2% NSR from CVSA. The transaction closed on April 24, 2014.

On October 27, 2015, Yamana entered into a silver purchase agreement with Sandstorm Gold Inc. (“Sandstorm”). In consideration of an advanced payment and an additional payment of 30% of the spot price of silver at the time each ounce of silver is delivered, Yamana agreed to deliver silver related to Cerro Moro to Sandstorm equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually. When 7.0 million ounces of silver have been delivered to Sandstorm, the silver stream will reduce to 9.0% of the silver produced for the life of the mine.

On June 15, 2016, Samco Gold Limited and a subsidiary of Yamana, signed an NSR agreement granting the right to undertake exploration and prospecting work on three properties grouped as the Corina concessions in exchange for a 2% NSR.

On April 25, 2017, Minas Argentinas S.A. entered into an option agreement with Minera Santa Cruz S.A. (“MSC”) for the purchase of the Mosquito property. The option agreement was subsequently assigned to YASSA on August 30, 2018. The term of the option is for five years and is subject to the investment condition of US$5 million in exploration works by YASSA. As consideration for exercising the option, YASSA has agreed to pay to MSC US$30 for every ounce of gold defined or mined in the Mosquito Property up to a maximum of US$12 million (minus US$1 million advanced by YASSA to MSC at the time of execution of the option). In addition, YASSA has agreed to pay a 2% NSR to MH Argentina S.A. (“MHA”). No NSR royalty will be payable on the first 200,000 ounces of gold produced from the Mosquito Property and the advance payment of US$1 million paid by YASSA to MHA must be credited against the NSR. Estelar. has guaranteed YASSA’s obligations.
Estelar has all required permits to continue carrying out the proposed mining operations on the Cerro Moro property. Yamana is not aware of any significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

History

The Cerro Moro property was discovered in 1993 by Mincorp Explorations S.A. (“Mincorp”). Follow-up exploration programs, consisting of geological mapping, rock chip geochemistry, and drilling, led to the discovery of widespread and variably mineralized quartz vein structures covering an area spanning more than 100 square kilometres. A number of mineralized structures were identified by trenches, surface samples, and by core and RC drill holes by the previous owners. Exploration activities were focused on testing the extension and infill drilling of the identified structures.

Yamana has owned Cerro Moro since August 2012 and construction of the operation was approved in 2015. The Cerro Moro operation began feeding ore to the processing plant in April 2018. Production on the property from April 2018 to December 2021 is listed in the table below.

Historical Gold and Silver Production to December 31, 2021
Year	Tonnes Processed	Gold Feed Grade (g/t)	Silver Feed Grade (g/t)	Gold Production (oz)	Silver Production (oz)
2018	199,602	15.85	724.7	92,793	4,119,085
2019	367,334	10.81	568.6	120,802	6,322,864
2020	320,701	6.91	565.1	66,995	5,448,561
2021	376,557	7.19	505.1	79,988	5,582,197
Total	1,264,194	9.50	569.6	360,578	21,472,707

EXHIBIT 99.1
Geological Setting, Mineralization and Deposit Types

Cerro Moro is located within the Deseado Massif, a tectonic block in the central portion of the Santa Cruz Province that covers an area of approximately 60,000 square kilometres. The Deseado Massif is host to several producing and past-producing gold and silver mines, all of the low-sulphidation gold-silver-quartz vein deposit type. This deposit type is characterized by quartz veins, stockworks, and breccias that contain gold, silver, electrum, argentite, and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite and sulphosalt minerals that form in high-level (epizonal) to near-surface environments.

The Cerro Moro property is underlain by Tertiary marine sediments, Quaternary gravels and volcanic rocks of Jurassic age assigned to the Bahía Laura Group by Panza et al. (1994).

The current distribution of rock units is strongly controlled by faulting. Stratified rocks generally dip gently to the south but are displaced along numerous faults. Actual displacement vectors on faults are poorly defined and structural observations of veins and fault surfaces show a complex history, with reactivation of fault surfaces showing different displacement vectors during different periods of deformation and resultant mineralization.

Gold-silver mineralization at Cerro Moro is associated with epithermal veins. Geological mapping and Ar-Ar age dating on vein adularia have defined at least three episodes of veining, spread over 9 million years from 180 to 171 Ma. The different ages of veining tend to have different orientations and structural controls on high-grade shoots. The earlier pulses of veining (Michelle vein at 180 Ma, Esperanza at 175 Ma, and Gabriela at 178 Ma) are characterized by banded crystalline quartz veins with local adularia and low sulphide content. These veins are generally poorly mineralized although they locally contain significant ore shoots. Grades are lower than in the younger pulse of mineralization and ore shoots terminate at shallow depths, suggesting significant erosion of the vein systems has taken place.

A second later pulse (171 Ma) consisting of black silica, is rich in base metal and silver sulphides and hosts high-grade gold mineralization, mainly in the Escondida-Zoe vein system. These high-grade veins and stockworks consist of banded veins with white quartz, fine-grained black silica, and coarse sulphides including pyrite, pale-coloured sphalerite, galena, and acanthite as well as local electrum. The black silica is also characterized by anomalously high molybdenum content.

Veining at Cerro Moro is complex and widespread. Veining varies from simple single veins to complex vein systems. Veins are typically steeply dipping to sub-vertical. Outcropping veins locally reach widths up to 4 m, whilst associated zones of quartz stringers and stockwork may reach widths in the order of 10 to 15 m. The strike length of individual veins is variable and ranges generally between 200 metres and 1 kilometre. Alteration has been identified by Terraspec using spectrometry and is typical of the low-sulphidation model, with broad haloes of white mica and less common kaolinite alteration around the mineralized veins.

Structural controls on veining at Cerro Moro vary with the age of the veins. The oldest veins at Cerro Moro trend north to northeast and mineralization is preferentially hosted in northeast-trending segments, especially in areas close to intersections with northwest or east-west structures, suggesting possible reactivation with emplacement of younger mineralization. A second episode of white quartz-adularia veining was emplaced along northwest-trending structures. These veins are widespread in the main mine area and host lower-grade but significant mineralization in the Gabriela and Esperanza-Nini areas. The mineralization in these veins extends to relatively shallow depths below the current surface and probably represent the roots of deeply eroded veins. The third high-grade episode of sulphide-rich mineralization is also hosted along northwest-trending faults. The main Escondida fault is a large displacement south side-down fault. Mineralization is localized around east-west trending segments as well as in small east-west splays off the main structure. These observations, along with the stratigraphic displacement observed above, suggest a strong sinistral-normal oblique movement vector that controls this part of the mineralization.

Exploration

Prior to 2017, exploration activities led by Yamana were primarily focused on infill drilling programs with the intent to upgrade the classification of Inferred Mineral Resources on several mineralized structures that include Escondida-Zoe, Martina, Carla, Carlita, Gabriela, Michelle, Loma Escondida, Nini, and Deborah.

Beginning in 2017, exploration activities expanded considerably with an on-going aggressive program aimed at delineating new mineralized areas, not only in the main mine area (covering ~6000 hectares) but also over

EXHIBIT 99.1
the entire consolidated property of near 300,000 hectares (some of them under third-party agreements, such as the Bahía Laura and El Mosquito projects).

The exploration team has utilized a wide range of exploration techniques, including geological mapping, soil sampling, whole rock sampling, spectrometry on rock and soil samples, rock-chip sampling, RC and diamond drilling, interpretation of satellite imagery, and remote sensing. Multiple geophysical techniques were used including Controlled Source Audio Magnetotelluric, and both ground and airborne magnetic surveys. Exploration is conducted by trained geologists and technicians using established standard operating procedures.

Surface sampling by Yamana includes soil and rock sampling as well as Terraspec spectrometry surveys of these samples. The current database of surface samples consists of 35,938 rock chips samples, 36,510 soil samples, with spectrometry analysis completed on approximately one third of these samples.

Recent exploration efforts have delineated multiple district-scale fault structures on the property that show significant displacements and strike lengths, with both northwest and northeast trends. These structures are similar in orientation and character to structures hosting known high-grade mineralization on the Cerro Moro property; these structures continue to be the main focus of current exploration.

The Cerro Moro exploration program in 2021 consisted of 19,480 metres of infill drilling delineation drilling to convert Inferred Mineral Resources in the Zoe-Escondida corridor and at Naty and Gabriela. An additional 25,050 metres of exploration drilling testing targets at depth and adjacent known resources in the Zoe and Escondida areas was dedicated to new Inferred Mineral Resources, largely at Escondida, Veronica and Martina. Scout exploration drilling of 20,442 metres was completed to test regional exploration targets and initiate definition of a heap leach resource Drilling at Cassius and along the northeast striking Naty structure identified promising new targets Ongoing property-scale mapping, geophysics, soil and outcrop sampling continued through 2021 to identify future drill targets.

The strategy for Cerro Moro remains to improve the long-term production profile through a more aggressive exploration program with the objective of increasing Mineral Reserves in the short-term. In 2022, the exploration drilling program includes four objectives: (i) delineation of underground resources to support operations; (ii) infill drilling to upgrade classification of Inferred Mineral Resources; (iii) to define new Inferred Mineral Resources, by following up and expanding on 2019-2020 exploration discoveries and extensions of known structures; (iv) to generate and develop new discoveries by scout drilling of deep targets on the Escondida-Zoe trend and by following up on gold anomalous zones defined by surface samples and geochemical mapping on the Bahia Laura and Mosquito properties.

Drilling

As of the end of December 2021, 5,648 drill holes have been drilled in the Cerro Moro project area, for a total of 651,355 metres. Of this, 340,866 metres has been drilled since Yamana became the operator. Additionally, 1,740 underground channels and 855 trenches contribute to the sample database.

The majority of core drill holes have been drilled in HQ3 size (61.1 millimeter diameter) and utilizing a triple tube core barrel system. About 40% of the core drilling at Cerro Moro is oriented core. All downhole surveys have been performed during the drilling operations. Geologists and technicians at Cerro Moro follow a series of standard operating procedures for the planning and execution of both diamond and RC drilling programs. The core logging procedures used by all operators have been consistent with industry standards.

Sampling, Analysis and Data Verification

Diamond drilling is used for exploration, infill and underground grade control. Drilling pattern is variable and range from 15 × 15 m in underground grade control to 60 × 60 m in exploratory and expansionary drilling. Drilling size is HQ and NQ for surface and underground drilling respectively. The cores are received by the exploration technicians, who first regularize them by marking the depths and controlling with the wooden blocks placed by the drillers. After the technicians performed the geotechnical logging, the geologists perform the geological logging and determine the sampling intervals. Subsequently the drill core is photographed in a dry and wet state and transferred to the sampling area. The recovery and the RQD are measured by technicians. The core recovery in Cerro Moro is close to 98%.

After geotechnical logging, the geological description is captured including lithology (stratigraphic unit, lithology, pervasive structure, and oxidation), alteration, local structures, mineralization, and vein intervals. The

EXHIBIT 99.1
intervals of each sample are marked with an indelible marker on the core and on the box. The complete drill hole is sampled and sent for analysis. The sample lengths are determined by the lithological contacts and by the mineralization of the drill hole. The sample length for HQ core varies between 0.3 metres and 2 metres in length. For NQ drill holes, the minimum sample lengths are 0.4 metres and up to 2 metres. The drill cores are cut in half using a circular diamond saw.

RC drilling is used for exploratory drill holes and for open-pit grade control (short-term planning) on 10 × 10 m grids using an Atlas Copco L8 rig. The RC chip samples are collected by using a rig mounted automatic sampling splitter designed by Metzke. Samples are taken at regular intervals of 1 m and are split at 12.5%, obtaining samples weighing approximately 4 to 6 kg for a drilling size of 5.5”. Individual samples are logged in the rig platform by a Company technician and the information is recorded in the geological database. A small portion of cuttings for each sample is stored in a box for detailed logging.

The sampling of underground faces is carried out systematically by production geologists and technicians in the advance galleries after each advance. Channel sampling is performed over the development face approximately every 3.5 m. After washing the face, geological mapping is performed to characterise the lithology, mineralization, structures, and alteration of the rocks. The sample length is determined according to geological criteria. If the mineralized structure has defined contacts with the wall rock and is homogeneous, the vein is sampled in even intervals, with sample length ranging between 0.3 and 1.0 m. If the vein has heterogeneous geological characteristics, sample limits respect these variations, with a minimum sample length of 0.3 m and a maximum of 1 m. Sampling is executed horizontally from left to right at a height of approximately 1.5 m. Channel size is 10 cm height and 5 cm depth giving average samples weight from 3.5 to 10 kg.

The specific gravity measurements are determined using Archimedes’ principle, which states that an object totally or partially immersed in a fluid is buoyed by a force equal to the weight of the fluid that is displaced. Core samples between 10 and 20 cm in length are selected, dried at 100° C in an electric furnace, coated with a waterproofing sealant and weighed. The sealed sample is then submerged and weighed in water. A total of 1,497 samples were measured for density determination with all lithologies represented in the sampling.

Yamana employs a comprehensive QA/QC program for monitoring the assay results for samples generated from the exploration drilling programs, in-fill drilling programs, and grade control channel samples. The QA/QC program implemented by Yamana from 2012 to the present, includes the monitoring of accuracy and bias by inserting Certified Reference Materials (“CRM”), precision control through the processing of duplicate samples (duplicates of preparation and analysis, both controls taken in the laboratory, and field duplicates) and control of contamination by geochemical fine blanks and sterile (coarse blanks) material. In 2012, pulp verification was implemented in a secondary laboratory to determine the existence of bias between the primary and secondary laboratories. The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis.

From February 2011 to December 2015, Acme Analytical Laboratories (“Acme”) were the primary laboratory for exploration samples. Acme established a dedicated on-site sample preparation laboratory at the Cerro Moro project in 2011. Samples were prepared by experienced personnel and a pulp split was sent to the company’s ISO9001 certified analytical laboratory located in Santiago, Chile for analysis. The sample preparation facility had a capacity of 150 to 300 samples per day. Activities carried out by the on-site sample preparation facility were as follows: drying (60°C), crushing (70% < 10 mesh), splitting, and pulverizing of the split fraction. Starting in January 2013, some samples were also prepared at the Acme facility located in Mendoza, Argentina. The pulps, in both cases, were sent for analysis to the primary laboratory in Santiago, Chile.

From April 2016 to July 2019, the primary laboratory changed to ALS Patagonia S.A. (“ALS”). The samples are sent to Mendoza, Argentina, for preparation and then the pulps are transported to Lima, Peru, for analysis. As of July 2019, the primary laboratory is Bureau Veritas in Lima, Peru, with sample preparation in Perito Moreno, Argentina. Bureau Veritas is accredited ISO17025:2005 for the analytical used for gold and silver.

Before 2013, samples were initially assayed for gold by fire assay with 50 g aliquot and atomic absorption spectroscopy (“AAS”) analysis. Samples over 10 g/t were re-analyzed by gravimetric finish methods. In 2013, the analysis changed to a 30 g aliquot, fire assay, AAS finish, and the limit to be reanalyzed by gravimetric finish method was changed from 10 g/t to 5 g/t gold.

For silver, before October 2012, samples were analyzed by multi-element multi-acid digestion with inductively coupled plasma atomic emission spectroscopy (“ICP-AES”). Samples with silver between 100 g/t and 1,000 g/t were re-analyzed by multi-acid digestion and AAS finish. If silver was greater than 1,000g/t, the sample

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were re-analyzed by gravimetric method. From October 18, 2012 to July, 2013, samples were analyzed by aqua regia digestion with ICP-AES with samples over 100 g/t silver re-analyzed with gravimetric method. From August 2013 to the present, all samples are analyzed by multi-elements four acid digestion with ICP-AES finish. Samples with silver between 100 g/t and 1,000g/t are reanalyzed by multi-acid digestion and AAS finish, Fire Assay 30 g aliquot with gravimetric method for samples with silver above 1,000 g/t.

Starting in May 2018, samples collected during underground channel sampling are prepared and analysed at the internal mine site laboratory operated by Yamana. The Cerro Moro laboratory is not accredited. The results of the underground samples are used for short term forecasting and grade control as well as in the grade estimation process for resource models. Each sample is weighed, put into the furnace at 120°C +/-5°C, crushed to 85% less than # 10 mesh (passing -2millimetres), riffle split to obtain 200g +/-50g of material, and that 200 g of sample is pulverized at 90% through # 200 mesh. The analysis of gold for underground channel samples uses fire assay with a 30 g charge and an AAS finish. If the sample contains more than 10 g/t of gold, the sample is reanalysed with a gravimetric finish. Silver is determined by fire assays on a 30 g charge and a gravimetric finish.

Due to a backlog in ALS and Bureau Veritas, during May to June 2019, samples from the RC exploration drill holes were sent to Alex Stewart International Argentina (ASI) in Mendoza, Argentina for processing and analysis. From September 2019, due to continued backlog, infill drilling samples are sent for analysis to the internal Cerro Moro laboratory. Other than these samples sent to the internal laboratory, all primary laboratories used for drilling and exploration samples are independent of Yamana.

Samples are handled only by personnel authorized by Yamana. Samples from the mining operation are delivered directly to the Cerro Moro laboratory each day upon completion of underground sampling. All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled, samples are subsequently delivered to the primary laboratory.

Mineral Processing and Metallurgical Testing

See below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Cerro Moro Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

The Mineral Resources have been estimated using a geostatistical block modelling approach informed by gold and silver assay data collected from core drill holes, RC drill holes, trenches, and underground channel samples. The evaluation of the Mineral Resources involved the following procedures:
•Database compilation and verification;
•Creation of three-dimensional solids for faults and stratigraphic units
•Creation of three-dimensional veins/resource domains;
•Data conditioning (compositing and capping), statistical analysis, and variography;
•Selection of estimation strategy and estimation parameters;
•Block modelling, grade estimation, and validation;
•Classification and tabulation; and
•Preparation of the Mineral Resource statement.

Faults and stratigraphy contacts were identified and used to build the lithology model regardless of the gold and silver endowment. Breccia units, dikes, intrusions and overburden were modelled. Mineralized faults were created as volumes using the rock type codes logged. The final Mineral Resource domains were built as sub-domains based on the black-silica content and/or the occurrence of gold and silver mineralization within the fault.

Ordinary kriging estimation was used for 14 models corresponding to the 2020 and 2021 update. Correlograms were generated for individual veins, since correlograms are more stable in the presence of outliers than traditional semi-variograms. Experimental correlograms were calculated in the strike, dip, and pole directions of each vein. A total of 23 models have been estimated using inverse distance square (ID2, 2020-2021) or inverse

EXHIBIT 99.1
distance cube (ID3, 2017-2018-2021). Inverse distance cube was chosen to estimate Mineral Resources in new potential areas where limited information was available. Models created before 2020 included a process of “unfolding” to counteract the effect of gentle undulations and post-mineralization brittle faults affecting mineralization.

Underground Mineral Reserves were estimated using Maptek Vulcan software and open pit Mineral Reserves were estimated using Whittle software for pit optimization and subsequently Vulcan for pit design and evaluation. To account for gold and silver revenue, a NSR value was calculated for each block in the block models, and a cut-off value on this parameter was used for mineral reserve estimates.

The methodology used for converting Mineral Resources to underground Mineral Reserves is as follows:
•Verify geometries for the block model and resource wireframes.
•Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date.
•Create stope and ore drift shapes using Vulcan Stope Optimizer (“VSO”) using the cut-off values and design parameters applicable to the selected mining method.
•Refine the VSO output shapes, considering orebody geometry, mine layout, historical information, and geotechnical analysis. Drift selective mining units (“SMU’s”) are optimized considering a split blasting scenario; however, Mineral Reserve estimates are completed considering full face blasting. Additional waste tonnes are manually added to the drift SMUs.
•Exclude all drift and stope SMUs containing a majority portion of Inferred Mineral Resources.
•Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.
•Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash flow positive when considering associated development and infrastructure.
•Complete a geotechnical analysis of each zone and make adjustments to the design where required.
•SMUs that meet the previous criteria containing a majority portion of Measured or Indicated Mineral Resources are converted to Proven or Probable Mineral Reserves respectively.

The methodology used for converting Mineral Resources to open pit Mineral Reserves is as follows:
•Pit optimization is undertaken on each block model using open pit NSR cut-off values and 52.5-degree overall slope angles. Only Measured and Indicated Mineral Resources are considered in the pit optimization.
•Pit designs are then completed in Vulcan based on the output pit optimization shells using 5 metre bench heights and recommended geotechnical design parameters.
•Mining dilution and ore loss are applied through the creation of SMUs using VSO with a minimum mining width of 1.50 metres.
•Economic evaluations are conducted for each pit. If the evaluation is positive, SMUs contained in the pit volumes are reclassified to the majority resource category contained within each SMU. SMUs containing a majority portion of Measured or Indicated Mineral Resources are converted to Proven or Probable Mineral Reserves, respectively.

In 2021, Cerro Moro successfully replaced depletion of GEO Mineral Reserves and Mineral Resources, largely as a result of expansion of high grade veins at the main ore bodies of Zoe, Martina, and Naty, which remain open at depth. The significance of the result is that it establishes what the Company expects to be an ongoing trend of year-over-year Mineral Reserve and Mineral Resource growth, similar to the reserves replacement cycle established at the Company’s more mature operations, extending the mine life at a production rate of 150,000 to 165,000 GEO per year. Cerro Moro is a high-grade operation with an average Mineral Reserves grade of 13.6 g/t gold equivalent. New Mineral Reserves added in 2021 at a higher average gold to silver ratio and higher silver grade targets will be followed up with drilling in 2022. A high level of geological understanding incorporated into the resource models is resulting in excellent reconciliation and confidence in mine plans, as reflected in improved operational performance. Additionally, Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current Mineral Reserves and Mineral Resource statements, which could potentially be processed with an expansion of the processing plant of through a parallel heap leach operation. The Company has initiated an infill drilling program to expand and define the most promising lower grade targets.

Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

EXHIBIT 99.1
Mining Operations - Mining Method

Cerro Moro consists of several open pit and underground mines which feed a single processing plant with a throughput capacity of approximately 1,150 tpd. production from mines located close to the Run of mine (“ROM”) pad is hauled directly from the mine. For mines located at greater distances, ore is hauled to a stockpile located close to the portal or pit and then hauled to the ROM pad in hauling campaigns.

Open pit operations are currently carried out by a contractor. The average production during 2021 was of approximately 400 tpd of ore moving also 10,400 tpd of waste. Production from the open pits has gradually reduced in recent years as Cerro Moro transitioned to increased production from the underground mines. There are typically two to four pits in operation at any one time. The open pit mining sequence consists of first pre-splitting both sides of the vein with holes spaced every 1 meter apart. Then, from the ramp access, waste polygons on the hangingwall side of the vein are mined to create a free face for the vein. Once the vein is fully exposed, the vein is blasted and mined separately to minimize dilution. Once the vein is completely extracted, the remaining waste polygons on the footwall are extracted.

Underground mining at Cerro Moro is carried out using longitudinal long-hole stoping methods. Two variations of long-hole stoping are employed; bench-and-fill, and uphole retreat. Both methods involve ore development at regular level intervals. Stopes are formed by drilling blast holes between levels. After blasting, the broken ore is extracted from the lower level using conventional and remotely operated load-haul-dumpers.

Bench-and-fill is a bottom-up method, in which mining takes place on top of and adjacent to previously mined and filled stope voids. Once the maximum allowed stope span is reached, and after completion of ore extraction from the blasted stope, stopes are filled with loose rockfill with selective use of cemented rock fill. Uphole retreat is a top-down method, where the stope voids are left open and rock pillars are left between stopes to provide ground support.

The LOM consists in an integrated operation from open pits and underground mines. The LOM indicates mining for a total period of five years, with lower production in the last year. Positive exploration results achieved throughout 2021 successfully replaced depletion of Mineral Reserves for the first time, as reflected in increased Mineral Reserves and Mineral Resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,150 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued Mineral Reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of Mineral Resources, focused on a balance between high grade and more Mineral Resources, rather than grade alone.

Additionally, the mine has a significant inventory of lower-grade veins that are not fully reflected in the current Mineral Reserves and Mineral Resource statements, many of which are wider than the veins currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:
•a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective.
•heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO per year, and up to 200,000 GEO per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO per year.

Processing and Recovery Operations

The processing plant at Cerro Moro is currently designed for a throughput of 1,000 tpd or 365,000 tpy on an operating basis of 92 percent availability. The design metal recoveries are 95% for gold and 93% for silver.

The principle processing stages are: crushing, milling, flash flotation, conventional flotation, leaching by agitation, countercurrent decant system to wash the pulp (“CCD”), precipitation with metallic zinc (“Merrill-Crowe

EXHIBIT 99.1
process”), detoxification of the pulp to destroy the cyanide, refining, and tailings disposal. Ancillary processes are reagent preparation, water supply treated through a reverse osmosis plant, and reclaim water from the tailings dam.

The grinding circuit consists of a single-stage overflow ball mill operated in closed circuit with hydro-cyclones, and a flash flotation cell (on cyclone underflow) to produce a cyclone overflow product with a grind of 80% passing 75 μm. A portion of the mill discharge stream is treated in a gravity circuit for removal of free gold and electrum, with the concentrate going to the refinery for further concentrating and smelting and the tails going back to the cyclones. The gravity circuit consists of a single high-capacity continuous centrifugal concentrator and a concentrating table.

There is a bulk rougher flotation with a single stage of cleaning. Concentrate thickening of combined flash flotation and conventional cleaner concentrate and regrinding produce a concentrate leach feed with P80 of 30 μm. The re-ground product of the concentrated thickener is sent to an intensive leach tank to liberate the high-grade gold and silver. The scavenger tails are sent to a tails flotation thickener and the underflow is then sent to agitation tanks in a conventional leaching process.

Intensive cyanide leaching of concentrate is done in a single agitation leach tank. The underflow of the tailing flotation thickener is combined with the concentrate from the intensive leach and are agitated in conventional leach tanks (five tanks). The normal residence time is 48 hours. Solid and liquids are separated using a six-stage countercurrent decantation (CCD, six thickeners) circuit. Overall washing efficiency in the circuit is greater than 95% for gold. In addition, the overflow from CCD 1 is pumped to the Merrill-Crowe pregnant solution clarifier to remove remaining solids from the solution. The solution from the clarifier is treated using pressure-leaf clarifier filters to lower the solids content of the solution to less than 10 ppm. The pregnant clarified solution is treated in a deaeration tower to lower the dissolved oxygen content to less than 0.4 ppm prior to the addition of zinc. The Merrill-Crowe process (zinc precipitation) is used to precipitate the gold, silver, and mercury contained in the deaerated pregnant solution. The solution containing the precipitate is filtered in plate- and frame-filter presses.

The detoxification of cyanide in the final tailings uses exclusively hydrogen peroxide. Detoxified slurry is sent to a conventional TSF. Solution from the tailings pond is recycled for reuse in the process.

During 2021, Yamana advanced the plant expansion study with a trade-off of various comminution circuit configurations to optimize the expansion processing flow sheet. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases.

As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production and reduce unit processing and G&A operating costs. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million dollars. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The selected option will depend on the results of testwork that is currently underway and expected to be completed by the end of the first quarter of 2022, after which cost estimates and economic evaluation will be completed. The Company will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. A four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. As a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 million tonnes. Conceptual engineering for a 5,000 tpd

EXHIBIT 99.1
heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022.

Infrastructure, Permitting and Compliance Activities

The major facilities at Cerro Moro include a ball mill with conventional and flash flotation, intensive and conventional leach with Merrill-Crowe process and precipitate filters, a TSF, an osmosis plant, a six-unit diesel power station operating with diesel generator sets, office buildings, and mine infrastructure.

The TSF embankment is a downstream-configured design and Phase 2 is currently in operation. Land for the TSF was cleared by removing the overburden and stockpiling it next to the dam; this will be used for remediation at the end of the dam’s useful life. The total TSF footprint of 564,000 m2 and features a 1.5 mm thick linear low-density polyethylene membrane liner.

The Phase 2 dam construction was completed in 2022 to a designed dam elevation of 63 metres. The tailings dam will have a final capacity of 2.2 million m3 of tailings, sufficient for storage of the present Cerro Moro Mineral Reserves. A conceptual trade-off study will be initiated in 2022 to assess opportunities for increasing the current tailings storage capacity considering Phase 1 and Phase mine expansions.

Tailings are detoxified before going through the thickener to achieve a 55%-thickened-solids prior to disposal into the TSF. There is no discharge from Cerro Moro’s TSF. To date, there have been no external audits to review the existing system. All construction was carried out following the design parameters, and the responsibility for quality control of the applied engineering was assumed by Knight Piesold as the external engineering consultant.
Power at Cerro Moro is provided by six diesel generator sets with an installed capacity of approximately 1,650 to 2,000 kW of electricity. As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s carbon emissions reduction goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Based on preliminary analysis, the Company believes that the conversion of approximately twenty-five per cent of Cerro Moro's power sources to wind would significantly contribute to the carbon reduction goals of the Company to achieve net zero emissions.

Permits required by various government agencies covering the operation have been obtained. The most important licence for the project is the Environmental Impact Statement (“EIS”) which was obtained from the approval of the IIA, and is updated every two years. Currently, the third update of the EIS has been submitted and is under evaluation by the Ministry of Mining. The EIS has undergone two rounds of observations which were answered in a timely manner. This permit is authorized at the national level before the Ministry of Environment and Control of Sustainable Development.

All water in the reservoir, which supplies the camp as well as the process plant, comes from groundwater wells and water collected in the TSF area and nearby catchment areas. Water treatment is completed to the water used for human consumption and some sectors of the process. The water goes through a reverse osmosis treatment and ultrafiltration process. The site is certified ISO 14001 and is in the process of certification to International Cyanide Code. Acid rock drainage (“ARD”) has not been an issue to date at Cerro Moro. Some studies have demonstrated a potential for future ARD generation and the site continues to monitor waste dumps for runoff and infiltration. In addition, the site monitors the underground mine water quality.

A detailed closure plan for Cerro Moro was submitted to the provincial government in 2021.

Despite the relatively long distance between the mine and the nearest community (~100 kilometres), Cerro Moro maintains an active community relations program. Focusing on strong engagement with the local community,

EXHIBIT 99.1
Cerro Moro invests in a wide range of cultural, social, and economic programs. For the past year, Cerro Moro has been quantitatively measuring its SLO with the support of the SLO Index, a tool developed by the Commonwealth Scientific and Industrial Research Organization of Australia (CSIRO). The SLO Index provides direct performance feedback on the quality and quantity of engagement, perception of impacts versus benefits, and an indication of how communities perceive Yamana’s management of jobs, local procurement, operational impacts, and environmental concerns.

Exploration, Development and Production

The Company expects production at Cerro Moro will maintain a sustainable level of 160,000 GEO for the next ten-years. If the Company successfully developed both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO per year. This upside would be beyond the current ten-year outlook, which is expected to be sustainable from Mineral Reserves mine life, ongoing exploration successes and Mineral Reserve replacement.

Minera Florida Mine

Property Description, Location and Access

The Minera Florida Mine is an underground gold-silver-zinc mine located in the Metropolitan Region of Chile, approximately 75 km in a straight line southwest of the capital city of Santiago. The mine site is situated in the mountains of the Chilean Coastal Range, between the Pacific Coast and the Central Valley, approximately 8 and 1.5 km by road from the nearby towns of Alhué and El Asiento, respectively. The mine operates on a year-round basis.

Yamana holds a 100% indirect interest in the property through its wholly-owned subsidiary, Minera Florida Ltda. The property consists of 200 individual mining exploitation claims covering 18,598 ha including the Minera Florida core mine area and the area used for mineral processing and tailings management. Exploitation claims do not expire as long as canons are paid annually to maintain the active claim status. Minera Florida has been in continuous operation since 1986 and the existing surface rights are deemed sufficient for mining and processing operations.

Minera Florida has sufficient water, power, and labour supplies and sufficient areas for tailings and waste disposal. The access to the property is by paved road. The total driving distance from Santiago is approximately 150 kilometres. The mine sites are located in an area of narrow valleys and high hills at elevations ranging between 500 masl and 1,200 masl. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

Geological Setting, Mineralization and Deposit Types

The geology of the property area is characterized by a fault-bounded block of pyroclastic and volcanic rocks of the Lower Cretaceous Las Chilcas Formation that is in contact with various coeval or younger Cretaceous intrusions. Two important N-S faults define this block: the Agua Fria Fault to the west and the El Roble Fault to the east. Mineralization at Minera Florida is hosted by the Lower Cretaceous (Aptian-Albian) Las Chilcas Formation, here represented by an approximately 1000 m thick sequence of continental volcanic rocks and minor sedimentary rocks. This sequence is dominated by rhyolitic pyroclastic and volcaniclastic units that include welded crystal-lithic and lithic tuff units, coarse volcanic breccias, and highly welded and partly rheomorphic pumiceous ignimbrites. The intrusive rocks comprise mainly granodiorites and monzodiorites.

The gold-silver-zinc mineralization at Minera Florida presents characteristics common to several deposit models but they do not fit any unique model. The complex structural setting of the Minera Florida property is key to understanding the mineral deposit. The southern and central parts of the core mine area are characterized by a series of WNW-trending mineralized structural corridors (e.g. Las Pataguas, Pedro Valencia, and Peumo), whereas further north their orientation changes to ENE-trending (e.g. Tribuna). North-trending faults prominently occur in the mine area with some being important hosts to mineralization (e.g. Maqui). Mineralized zones develop along primary and secondary structures as hydrothermal breccias and zones of stockwork and veinlets. The mineralization is always multi-episodic with re-brecciation of previous pulses and multiple cross-cutting relationships of veinlets; it can also be reworked in cataclastic zones. The mineralization is multi-episodic and polymetallic. It consists of pyrite-sphalerite-galena-chalcopyrite; it contains precious metals in the form of native gold and silver, electrum, silver sulphosalts, and acanthite and is associated with quartz-epidote-chlorite-amphibole-calcic garnet-magnetite-(rhodonite). Gangue minerals such as amphibole, rhodonite, scapolite, albite, and tourmaline are important vectors

EXHIBIT 99.1
to mineralization. Mineralized zones have highly variable widths of less than one metre to twenty metres and have horizontal and vertical continuities of up to 300 m. Fluid flow from the hydrothermal system produced strong hydrothermal alteration in the rocks located at high stratigraphic levels above the mineralization. The multiple zones comprising the Minera Florida Mine are hosted in a variety of host rock and span significant vertical and lateral distances as well as time. Variations in alteration and ore mineralogy can be expected.

Exploration and Drilling

Systematic sampling of the gold bearing structures has been ongoing since 1986 and includes diamond drillholes and underground channel sampling. Drill core samples are used for target generation and estimation of Mineral Resources and Mineral Reserves. Channel samples are used for grade control monitoring in development drifts as well as in estimation of Mineral Resources. The sampling protocols for drilling and underground channel sampling are documented in standard operating procedures. For exploration drill core, sample length is determined by the structures logged as well as the presence or absence of quartz veining. Sample lengths in mineralized zones range from 0.2 m to 1.0 m, while sample lengths in unmineralized areas can be up to 3.0 m. For infill drill core, the minimum and maximum sample lengths in mineralized zones are 0.2 and 0.5 m, respectively. For underground channel sampling, samples are taken horizontally across the face with the lengths determined by the mapped geological contacts, to a minimum sample length of 0.2 m and a maximum of 1.0 m.

Sampling, Analysis and Data Verification

Samples from underground channels are assayed at the in-house Minera Florida mine laboratory. This laboratory is owned and operated by Yamana and is certified to ISO/IEC 17025 standards. The primary external laboratories for exploration and infill drilling samples are Bureau Veritas in Santiago, Chile from 2011 to April 2016, and ALS Patagonia S.A., also in Santiago, Chile, from April 1, 2016, to December 31, 2021. Bureau Veritas and ALS Patagonia are independent of Yamana and accredited to ISO / IEC 17025 standards.

Yamana employs a comprehensive QA/QC protocol for monitoring of precision, accuracy, contamination and bias for Au, Ag and Zn. This includes inserting CRMs for precision control, duplicate samples (duplicates of preparation, analysis and field duplicates), control of contamination by geochemical fine blanks and sterile (coarse blanks) material, and sending pulp samples to a secondary umpire laboratory for check assaying.

Mineral Processing and Metallurgical Testing

See below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Minera Florida Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

The Mineral Resources have been estimated using a geostatistical block modelling approach informed by gold, silver, and zinc assay data collected from core drill holes and underground channel samples. The evaluation of the Mineral Resources involved the following procedures:
•Database compilation and verification
•Creation of three-dimensional solids for the different zones
•Data conditioning (compositing and capping), statistical analysis, and variography
•Selection of estimation strategy and estimation parameters
•Block modelling, grade estimation, and validation
•Classification and tabulation
•Preparation of the Mineral Resource statement

Interpreted geological wireframes were constructed based on geology sections, assay results, lithological information and structural data. Assays were composited to total width, then capped for anomalously high grades. Gold, silver and zinc grades were interpolated into a parent block size of 5 × 5 × 5 m. Estimated grades were interpolated into blocks using Inverse Distance (ID2) in secondary veins and ordinary kriging in the principal veins.

EXHIBIT 99.1
Block estimates were validated using industry standard validation techniques. Classification of blocks was completed following distance-based criteria.
The methodology used for converting Mineral Resources to underground Mineral Reserves is as follows:
•Drift and stope SMUs are designed using Vulcan Stope Optimiser.
•The metal prices, processing recoveries, and operating used to determine an economic score for each SMU
•SMUs with positive scores are analyzed for inclusion into the Mineral Reserve inventory. This is done by analyzing development costs, considering the capital and auxiliary development required to enable mining of the designed SMUs, such as the cost of ramps, ventilation, materials handling, and development of access and infrastructure.
•Before including SMUs with positive scores in the Mineral Reserves inventory, geomechanical considerations are revised, especially in areas with known poor ground conditions or where thin pillars separate the new stopes from previously mined areas, which may or may not be filled with rockfill. Design is adjusted when required and appropriate mining recoveries applied.
•SMUs containing a majority portion of Measured or Indicated Mineral Resources blocks are converted to Proven or Probable Mineral Reserves, respectively.

Mining Operations - Mining Method

The Minera Florida operation consists of several underground mines that are accessed via six adits. Ore is sent to a mill where it is processed at an approximate rate of 2,450 tpd. Mining at Minera Florida is conducted using various underground variations on SLS, either traditional SLS or longitudinal retreat. The different mining zones are accessed via ramps that provide flexibility and access to the ore at different elevations. Traditional SLS is used for veins thicker than 3.5 m. This method considers an upper level for production drilling, which is carried out in a descending pattern for benching or in an ascending one when undercutting the back. For veins thinner than 3.5 m, a longitudinal retreat method is applied. This method considers the development of a single lower gallery which is used for uphole drilling and subsequent (after the ore is blasted) ore extraction using remotely operated equipment to access the stope. In both cases, pillars are left in place to control dilution and to provide ground support. Where required, stopes that have been completely mined can be backfilled with development waste to reduce waste haulage distances and save on waste dump capacity.
Underground operations are carried out by Minera Florida Ltda with the support of contractors that are responsible for hauling ore from the mine to the processing plant, transportation of materials and personnel. Underground mining operations are mechanized, utilizing: articulated haul trucks; electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and service equipment.

Processing and Recovery Operations

The Minera Florida processing plant has a nominal production capacity of approximately 900 ktpa or 75,000 tpm on an operating basis of 95% availability, for stockpiled and mined ore. The processing plant at Minera Florida comprises two main precious metal extraction circuits which were joined in 2017 to form a unified plant for improved performance and recovery: the concentrate leaching plant, named PLC (planta de lixiviación concentrado), and the tailings treatment plant, named PTR (planta de tratamiento de relaves). The main processes are: reception and classification of ore, crushing, grinding, gold bulk flotation, concentrate leaching plant (PLC), electrowinning of rich solution, doré metal melting, Zinc-Lead flotation plant, tailings treatment plant (PTR), and tailings thickening and disposal.

Infrastructure, Permitting and Compliance Activities

The major facilities at Minera Florida are the processing plant and refinery, the TSF, as well as all the required infrastructure associated to an underground mining complex such as access, power, ventilation compressed air ventilation, industrial water supply, and dewatering infrastructure.

There are three TSFs located at Minera Florida. Tailings produced at Minera Florida’s processing plant are stored at the Pastas Tailings Storage Facility (Pastas TSF). The other two TSFs located at site are no longer in operation, including the Adosado TSF and the Unificado TSF. The Pastas TSF is located approximately 1 km to the southwest of the mineral processing plant and covers an area of 87 ha. The TSF area is confined by an L-shaped embankment dam constructed using compacted borrow fill material and non-acid-generating waste rock. The latest TSF designs propose a 21 metre-high dam with an ultimate storage capacity for 17.4 Mt of tailings, assuming an average dry density of 1.53 t/m3 for the tailings deposited the TSF reservoir. The current dam is 16 m high with upstream and downstream slopes of 1.8H:1V.

EXHIBIT 99.1
Minera Florida’s Environmental Management Systems are ISO 14001-2015 certified. An external audit was carried out in September 2020 and the mine was certified for 3 years. Current Minera Florida environmental approvals consist of 585 commitments issued in 13 Environmental Qualification Resolutions (RCAs). At the present, the mine has an open investigation process with the environmental authority concerning the mine closure commitments. The site expects this process to be closed in 2022 in a satisfactory manner as closure actions are successfully executed as required by the regulators. Minera Florida holds additional permits granted by various other government agencies, including the General Water Directorate (DGA), the National Geology and Mining Service (SERNAGEOMIN), the Health Ministry (SEREMI), and the National Forestry Corporation (CONAF).

Exploration, Development and Production

In 2021, production at the Minera Florida Mine totaled 84,768 ounces of gold, down from 89,843 ounces of gold in 2020. Production was partially affected in December by a strike which ended in January when the Company entered into a long term collective bargaining agreement with its unions. During 2021, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Widening of the final ore pass at Fantasma/Polvorin was completed during October, which will further reduce haulage distances and possibly allow for optimizing the hauling fleet. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

The plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

While COVID-19 related restrictions affected some field activities in 2021, exploration drilling was achieved as planned. Exploration activity in 2021 at Minera Florida included property-scale surface exploration using trenching, mapping soil and rock sampling, as well as exploration and infill drilling targeting near-mine opportunities. Exploration drilling had positive results translating to new production areas and resource growth at the mine, most notably in the Las Pataguas and Don Leopoldo sectors. Exploration drilling in 2021 totalled 42,890 metres of drilling. Infill drilling was completed in 118 drill holes totalling 18,996 metres to convert Inferred Mineral Resources, largely in the Patagua, Don Leopoldo, Fantasma, Maqui, Central Norte and Satelite zones. Exploration drilling totalling 23,894 metres in 44 drill holes was completed on many targets including Don Leopoldo, Maqui, Flor, Maqui Mila, Quemazon and VCN.

Development Projects

Wasamac

The wholly-owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the Company in connection with its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.
Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between

EXHIBIT 99.1
now and project execution. Ore will be processed through a new processing plant at a planned average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility.

Following a rapid production ramp-up in first year, Wasamac is expected to sustain gold production of approximately 200,000 ounces per year for at least the following four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027; however, the Company has already identified potential opportunities to accelerate the production ramp-up and decrease the processing plant construction period, which would improve timing significantly over the feasibility study's base case production profile.

As previously disclosed, the initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities. The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once the required permits are received.

Total LOM sustaining capital is estimated at $318 million primarily for underground mine development and mobile equipment. LOM cash costs1 and AISC1 of $640 per ounce and $828 per ounce, respectively, remaining well below the Company’s average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.

Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on Mineral Reserves and excluding future upside potential from encouraging exploration prospects. There is potential for an increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.

Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through at least 2041.

Exploration activities continued in 2021, with a focus on infill drilling on the Wasamac Mineral Resource, with 19,466 metres in 19 drill holes completed. Total infill drilling completed in 2021 was 21,649 metres in 31 drill holes. Three drill rigs are currently operating to advance the infill drilling program, and a fourth rig is planned to be added in the first quarter of 2022. Drilling completed in the fourth quarter also included 2,293 metres of geotechnical drilling in 28 drill holes in the ramp area, bringing total geotechnical drilling completed in 2021 to 6,463 metres in 36 drill holes. No additional exploration drilling was completed in the fourth quarter, as pending results are forthcoming. Exploration drilling completed in 2021 totaled 7,291 metres in 22 holes, divided between the West Wasa Shear offset, Wildcat, Wildcat South and West 117 Wasa targets.

Exploration drilling results received during the fourth quarter included a high-grade intercept over underground mining widths at the newly defined Wildcat South target, located approximately 300 metres south of Wildcat. Wildcat South is a magnetic anomaly generated from a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992 line-kilometres. As previously reported, drill hole WS-21-524 intercepted two new mineralized zones, including an upper mineralized interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres at a downhole depth of 402.93 metres. This high-grade zone was followed further down hole by two mineralized intervals within a 30-metre-wide chlorite-sericite-pyrite altered shear zone returning assays of 2.3 g/t of gold over a core length of 0.60 metres and 1.3 g/t of gold over a core length of 0.30 metres. Results from Wildcat South will be integrated into exploration models and followed up as exploration drilling is restarted in early 2022. Drilling completed at West 117 Wasa intersected mostly narrow, rhyolite-hosted shear zones. Assay results are pending for these drill holes. Additional results from exploration drilling are expected in the first quarter 2022.
1 A cautionary note regarding non-GAAP financial performance measures can be found in the Non-GAAP Financial Performance Measures section of this AIF

EXHIBIT 99.1
Additional ongoing exploration work completed during the fourth quarter of 2021 included integration of the merged high-resolution magnetic survey data over the Wasamac and Francoeur properties with project wide data compilation and targeting. A two-year schedule and long-term exploration strategy for the combined properties is being developed. Positions of senior project geologist, project geologist and surface exploration geologist have been filled. Additional, ongoing work included continued sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the Mineral Resource base.
The Wasamac property was also expanded with the acquisition in June 2021 of the adjoining Francoeur, Arntfield and Lac Fortune properties, located to the west and along strike of the Wasamac property, as well as additional claims in the Beauchastel township to the east of Wasamac, from Globex. Project consolidation and integration of exploration data from Wasamac and the acquired properties continued during the fourth quarter. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue Region of Quebec. Historical drilling, previous production from the Francoeur and Arntfield properties, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling is expected to begin during the first quarter of 2022, following completion of data compilation and integration and target definition, with the objective of adding Mineral Resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine.

MARA Project

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and Environmental and Social Impact Assessment (“ESIA”) for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance to the advancement of the feasibility study. See “General Development of the Business – History – Agreement for Integration of Agua Rica and Alumbrera”.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the host communities, the province of Catamarca and Argentina.

The MARA Project, has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera orebodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consists of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of a pre-feasibility study (A) ("PFS(A)"), underscoring the MARA Project as being long life and low-cost with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The MARA Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserves, production and project cost estimates

EXHIBIT 99.1
The pre-feasibility studies for the MARA Project consider the Agua Rica deposit will be mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor will extend 35 kilometres to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates will be transported by the existing pipeline to Tucuman and then by rail to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are being studied as part of the current design phase.

The previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the level of significant detail in the PFS(A).
The PFS(B) highlights include:
•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent(i) production. Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
•Cash costs2 of $1.32 per pound and AISC2 of $1.44 per pound for the first 10 years of production.
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B).
•NPV of $1.906 billion and an increased IRR of 21.2% assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate. PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

Work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and field work at site. MARA has also been advancing baseline social and environmental studies, as well as permitting and working with local stakeholders. During 2021, field work progressed well with the ongoing drilling campaign completing more than 50% of the drill holes planned, totaling 6,190 m. All the geometallurgical and geotechnical drill holes in the pit area have been completed, as well as extensive field surveys and technical assessments from different engineering disciplines. Preliminary results are positive and aligned with the expected parameters, confirming grade distribution on existing models. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure, and is expected to be completed by mid-2022.

The Company is also planning to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone. The metallurgical field drilling program has been completed and all metallurgical drill core samples have been shipped for metallurgical test work in Canada. Assaying of all samples has been completed with the metallurgical test program now underway. The initial test work results received are well aligned with previous results and expectations. The current bench-scale work will be followed by pilot plant investigations that will also generate samples of final concentrate and process plant tailings required for third party testing and equipment sizing by the various major equipment vendors. The program is planned to be completed in the second quarter of 2022.

2 A cautionary note regarding non-GAAP financial performance measures can be found in the Non-GAAP Financial Performance Measures section of this AIF

EXHIBIT 99.1
The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. Further tests and studies are being advanced for the feasibility study stage to confirm and optimize these results. Mine engineering work completed to date includes mine design and mine sequencing optimizations, and an updated preliminary production plan at the higher throughput rate. Efforts on the mining area during 2022 will be focused on updates of the resource model with the new field information and subsequent updates to the mine plan, as well as to continue advancing the engineering of the mine infrastructure.

Project engineering work has advanced on many fronts to a full feasibility study-level of definition. These include the mining area interface, primary crushing and overland conveying system to the existing Alumbrera plant. Mechanical layouts and process and instrumentation diagrams have been completed and detailed earthworks, foundation and structural steel designs are underway. Supplemental geotechnical drilling for the ore transportation tunnel access started recently and the detailed tunnel design will be advanced upon availability of updated field information.

Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA for the MARA Project in the second half of 2022.

The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA are approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and permitting processes via Yamana’s controlling interest, while considering strategic alternatives that could unlock significant value along the way. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. The MARA Project is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. The MARA Project will be among the top 25 copper producers in the world when in production, and will be one of the lowest capital intensity projects globally.
During the last year, several proposals were presented to the Company for its interest in the MARA Project and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project.

Suyai Project

The Suyai Project is a near development-stage gold project comprising 36,702.30 hectares of land located in the Cordon de Esquel, Chubut Province, in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the largest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the Suyai Project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture which may be formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to their proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai Project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

EXHIBIT 99.1
In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the Suyai Project would occur under the oversight of a board of directors of the holding company that owns the Suyai Project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the Suyai Project.

The Company previously completed studies that in addition to redesigning the Suyai Project as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at the Suyai Project, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Monument Bay

In June 2015, as part of the acquisition of Mega Precious Metals Inc., the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 31,250 hectares. The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nation in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

The focus of the current exploration program has been the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored and hosts potential for additional discovery. A smaller but important component of recent exploration at Monument Bay has been the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The recently completed winter 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the winter 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 m (TL-21-732) and 4.20 g/t of gold over 6.28 m, including 2.58 m grading 7.48 g/t of gold (TL-21-727B). These and other results are being evaluated as next steps are being determined.

ITEM 5
DIVIDENDS

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of the Company and the conservation and reinvestment of capital. The Company increased its annual dividend to $0.12 per share, effective for the third quarter of 2021, the Company’s sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. See “General Development of the Business – History – Dividend Policy”.

The following table sets forth the quarterly dividends paid by Yamana on its common shares during each of the three most recently completed financial years:

EXHIBIT 99.1

2022	2021	2020	2019
Q1 – $0.03	Q1 - $0.02625	Q1 - $0.0125	Q1 - $0.005
	Q2 - $0.02625	Q2 - $0.015625	Q2 - $0.005
	Q3 - $0.03	Q3 - $0.0175	Q3 - $0.01
	Q4 - $0.03	Q4 - $0.02625	Q4 - $0.01

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 961,010,492 common shares and no Preference Shares issued and outstanding as of March 25, 2022.

Common Shares

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares. Holders of Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of the Company nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).

ITEM 7
MARKET FOR SECURITIES

Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and the LSE under the symbol “AUY”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the financial year ended December 31, 2021.

Period	High (C$)	Low (C$)	Volume
January 2021	7.85	5.77	61,965,375

EXHIBIT 99.1

February 2021	6.42	5.06	68,548,348
March 2021	5.88	5.07	59,772,328
April 2021	6.2	5.51	44,090,272
May 2021	6.535	5.73	46,279,111
June 2021	6.54	5.12	46,482,875
July 2021	5.675	5.055	40,508,120
August 2021	5.93	5.18	46,333,155
September 2021	5.62	4.87	53,613,461
October 2021	5.48	4.82	49,252,147
November 2021	5.81	4.83	147,581,304
December 2021	5.39	4.78	66,236,630

ITEM 8
ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

To the Company’s knowledge, there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as of March 28, 2022.

ITEM 9
DIRECTORS AND OFFICERS

    The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company, as of the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Christiane Bergevin(2)(4) Québec, Canada	Director since September 1, 2014	President of Bergevin Capital
Alexander J. Davidson(3) Ontario, Canada	Director since August 31, 2009	Company Director
Richard Graff(1)(2) Colorado, United States	Director since October 16, 2007, Lead Director since September 30, 2017	Company Director
Kimberly Keating(2)(3) Newfoundland, Canada	Director since February 15, 2017	Company Director
Jane Sadowsky(1)(4) New York, United States	Director since September 1, 2014	Managing Partner of Gardener Advisory LLC
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Peter Marrone Ontario, Canada	Executive Chairman and a Director (director since July 31, 2003)	Executive Chairman of the Company
Daniel Racine Ontario, Canada	President and Chief Executive Officer and a Director (director since April 29, 2021)	President and Chief Executive Officer of the Company
Jason LeBlanc Ontario, Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of the Company
Yohann Bouchard Ontario, Canada	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer of the Company

EXHIBIT 99.1

Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Gerardo Fernandez Ontario, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company
Craig Ford Ontario, Canada	Senior Vice President, Health, Safety and Sustainable Development	Senior Vice President, Health, Safety and Sustainable Development of the Company
Henry Marsden Ontario, Canada	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company
1. Member of the Audit Committee.                3. Member of the Sustainability Committee.
2. Member of the Compensation Committee.            4. Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

John Begeman – Director. John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.

Christiane Bergevin – Director. Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She concurrently serves as Sr. Advisor Power/Utility and Sustainability within the North American practice of Roland Berger, an international management consultancy. As a former senior managing executive in the engineering and financial services sectors, she brings extensive domestic and worldwide experience in strategy, project and risk structuring, M&A in regulated and commercial environments and project financing of resource, transport and infrastructure projects. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of an international oil and gas producer. As Executive Vice-President, Desjardins Group, the largest cooperative financial group in Canada, between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including as managing head and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin serves on the supervisory board of RATP Dev, an international public transport operator, and on the advisory committee of AGF Group, a Canadian-based reinforcing steel supplier. She is also a director and chairs the audit committee of CareRx, a Canadian provider of pharmacy services to seniors. Ms. Bergevin is a former Chair and serves as Governor of the Canadian Chamber of Commerce.

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Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation and has served as a volunteer examiner for the Institute of Corporate Directors.

Alexander J. Davidson – Director. Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick.

Mr. Davidson received his B.Sc. and M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allow him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit and compensation committees. He currently sits on the board of directors of Americas Gold and Silver Corporation, NuLegacy Gold Corporation and Capital Limited.

Richard Graff – Director. Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff has organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board Mining Industry Forum in Toronto. He also serves as chairman of the audit committee and is a member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

Kimberly Keating – Director. Kimberly Keating is a Professional Engineer with 25 years of broad international experience in the oil and gas, nuclear, hydropower, and mining sectors. Most recently, Ms. Keating was

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the Chief Operating Officer of the Cahill Group, one of Canada’s largest multi-disciplinary construction companies with operations across the country. Prior to joining the Cahill Group in 2013, Ms. Keating held a variety of progressive leadership roles from engineering design through to construction, commissioning, production operations and offshore field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant leadership contributions to major projects in the Canadian, Norwegian and UK energy sectors, bringing a wealth of strategy, operational execution, and technical expertise to the Yamana board. She is currently a board director of Major Drilling Group International Inc. and the Drax Group plc. Ms. Keating is also a founding member of Makwa-Cahill Limited Partnership, a fully nuclear qualified indigenous fabrication company. Ms. Keating graduated from the Rotman-Institute of Corporate Directors Education Program and was awarded her ICD.D designation.

Ms. Keating has also held numerous volunteer leadership roles, including serving as Co-Chair of the 2025 Canada Games, Vice Chair of Memorial University’s Board of Regents, Vice Chair of the Fisheries and Marine Institute Advisory Committee, board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Chair of the Rhodes Scholarship selection committee and Chair of the St. John’s Board of Trade. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

In 2022, Ms. Keating received the Atlantic Canada’s 25 Most Powerful Women in Business Award and in 2018, received the Memorial University Faculty of Engineering Distinguished Alumni Award, the Professional Engineers and Geoscientists of Newfoundland and Labrador Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.

Jane Sadowsky – Director. Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a Senior Advisor on diversity and inclusion at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

Dino Titaro – Director. Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014.

From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro previously served as the President and is currently Chairman, director and member of the governance and nominating committee of Avidian Gold Corp. He is also a director of Galane Gold Ltd., Chair of the governance and nominating committee, and member of the audit and compensation committee. Mr. Titaro has been

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a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

Peter Marrone – Executive Chairman and Director. Peter Marrone is Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. He has been on the boards of a number of public companies and has advised companies with a strong South American and North American presence. Mr. Marrone currently sits on the board of directors of Aris Gold Corporation. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

Daniel Racine – President and Chief Executive Officer. Mr. Racine joined Yamana in May 2014 and in August 2018 he was appointed President and Chief Executive Officer. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited where he was responsible for Agnico-Eagle's global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L'Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

Jason LeBlanc – Senior Vice President, Finance, and Chief Financial Officer. Mr. LeBlanc joined the Company in January 2006 and has over 20 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer in February 2017. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Yohann Bouchard, Senior Vice President and Chief Operating Officer. Mr. Bouchard joined Yamana in October 2014. Mr. Bouchard has a progressive technical and operating experience with a solid background of more than 20 years of mining in underground and open pit operations. Prior to joining Yamana, Mr. Bouchard occupied key operating and technical positions with Primero Mining Corporation, IAMGOLD Corporation, Breakwater Resources Ltd. and Cambior Inc. Mr. Bouchard oversaw precious and base metal operations in both the Americas and in Africa. Mr. Bouchard holds a Bachelor of Mining Engineering degree from École Polytechnique of Montréal. He is registered as a professional engineer with Professional Engineers Ontario.

Richard C. Campbell – Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.

Gerardo Fernandez – Senior Vice President, Corporate Development. Mr. Fernandez has been with the Company since 2000, having worked in several leadership positions in operations, strategic planning and project development. Most recently, Mr. Fernandez held the positions of Senior Vice President, Operations and Senior Vice President, Projects & Technical Services. Mr. Fernandez holds a Masters of Business Administration (Nevada, USA) and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile

Craig Ford – Senior Vice President, Health, Safety and Sustainable Development. Dr. Ford joined Yamana as Senior Vice President, Health, Safety and Sustainable Development in January 2021. Dr. Ford has more than 40 years of experience in the mining industry and more than 25 years of experience in corporate and operational management of health, safety, security, environment, community relations and development, and human

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rights in the Americas, Europe and Asia. Dr. Ford was President of Corporate Responsibility Solutions Inc., a sustainability-focused advisory firm from 2013 to 2020. As part of this role, Dr. Ford was a member of the Independent Expert Advisory Panel of the International Council on Mining and Metals from 2015 to 2020. From 2000 to 2013, Dr. Ford was the senior-most corporate responsibility executive at Inmet Mining Corporation. Dr. Ford holds a Bachelor of Science (Honors Geology) and Master of Science (Geology) from Western University, a Ph.D. (Geology and Geochemistry) from the Colorado School of Mines and an ICD.D designation from the Institute of Corporate Directors.

Henry Marsden – Senior Vice President, Exploration Mr. Marsden joined Yamana in September 2016. Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work. He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first Mineral Resource estimate which ultimately lead to mine construction. Mr. Marsden holds a Master of Science in Earth Sciences from Carleton University, a Bachelor of Science in Geology from the University of British Columbia, and is a Professional Geoscientist.

Sofia Tsakos – Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts in Economics and Political Science from the University of Toronto, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Laws also from the University of Windsor.

Based on the disclosure available on the System for Electronic Disclosure by Insiders, as of March 25, 2022, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 4,835,542 common shares, representing approximately 0.5% of the total number of common shares outstanding. Additionally, directors and officers of the Company, as a group, hold deferred share units and restricted share units totalling 7,044,615 units. This represents a total of 11,880,157 common shares, deferred share units and restricted share units of the Company.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:
(a) was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b) was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

Mr. Titaro was a director of Carpathian Gold Inc. (“Carpathian”) when, on April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro did not stand for re-election and was no longer a director on August 12, 2014 but was a director of Carpathian during the period of the management cease trade order. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the OSC for the failure to file financial statements. Subsequently, similar cease trade orders were also issued by the Manitoba Securities Commission, Alberta Securities Commission and British Columbia Securities Commission. The cease trade orders were revoked on July 27, 2020.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person

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was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:
(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 10
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 11
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Neither the Company nor any of its property is currently, and was not during financial year 2021, a party to or the subject of any legal proceedings, nor are any such proceedings known to be contemplated, that involve a material claim for damages within the meaning of applicable securities legislation.
Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2021 financial year, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the 2021 financial year.

ITEM 12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

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ITEM 13
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is Computershare Trust Company, N.A., at its principal offices in Louisville, Kentucky.

ITEM 14
MATERIAL CONTRACTS

The Company has not entered into any material contracts outside of the ordinary course of business during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect, other than share and loan purchase agreement dated as of April 15, 2019 (the “Purchase Agreement”) among Yamana, as guarantor and as vendor; Yamana International Holdings Coöperatie U.A., as vendor; Lundin, as buyer guarantor; an affiliate of Lundin as buyer of the Netherlands target company shares; and an affiliate of Lundin as buyer of certain intercompany loans. See “General Development of the Business – History – Sale of Chapada Mine” for further details. A copy of the Purchase Agreement is available under the Company’s SEDAR profile at www.sedar.com and may be inspected at the head office of the Company at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, M5J 2J3 during normal business hours.

ITEM 15
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2021, the Audit Committee was comprised of three directors, all of whom were independent directors. As of the date hereof, the current members of the Audit Committee are Richard Graff (Chair), John Begeman and Jane Sadowsky. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under National Instrument 52-110 Audit Committees (“NI 52-110”) in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

The Audit Committee met four times during the most recently completed financial year and all members of the committee were in attendance at all such meetings.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s three current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff – Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and is a member of the risk committee of

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DMC Global Inc. He also served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Alacer Gold Corp.

John Begeman – John Begeman currently sits on the boards of directors of i-80 Gold Corp. and previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp Inc., Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the NACD and has achieved the status of “Directorship Certification” by the NACD.

Jane Sadowsky – Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2021 were C$3,869,225 (December 31, 2020 – C$4,023,000). The audit fees relate to the audit of the annual consolidated financial statements, quarterly reviews, statutory/regulatory filings, and associated translation work.

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2021 were C$71,775 (December 31, 2020 – C$146,000). This included services related to certain statutory audits outside of Canada. In 2020, the figure also included services related to the Nomad Transaction and related prospectus.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2021 were C$225,000 (December 31, 2020 – C$300,000). This included professional services for tax compliance, tax advice and tax planning.

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2021 were C$22,000 (December 31, 2020 – C$22,000), which related primarily to assurance on the Company’s Conflict-Free Gold Report.

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ITEM 16
INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, and in some instances extracted, as well as certain qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Jacobina Mining Complex – “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” dated May 29, 2020, prepared by or under the supervision of Eduardo de Souza Soares, MAusIMM CP (Min), Henry Marsden, P.Geo. and Carlos Iturralde, P. Eng. of Yamana, Renan Garcia Lopes, MAusIMM CP (Geo) formerly of Yamana, and Luis Vasquez, P.Eng. of SLR Consulting (Canada) Ltd. all of whom are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Jacobina Mining Complex”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101.

El Peñón Mine – “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” dated March 25, 2021 prepared by or under the supervision of Sergio Castro, Registered Member Chilean Mining Commission, Marco Velásquez Corrales, Registered Member Chilean Mining Commission, Henry Marsden, P.Geo and Carlos Iturralde, P.Eng, all of whom are employees of Yamana and are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – El Peñón Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101.

Canadian Malartic Mine — “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” dated March 25, 2021 prepared by or under the supervision of Pascal Lehouiller, P. Geo, Sylvie Lampron, Eng., Guy Gagnon, Eng., Nicole Houle, P.Geo. and François Bouchard, P.Geo., all of whom are employees of Canadian Malartic GP and are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Canadian Malartic Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Reserves and Resources and is a “qualified person” for the purpose of NI 43-101.

Each of the technical reports noted above are available under the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business – Mineral Projects – Material Producing Mines”.

The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s material mineral projects set out in this annual information form under “Description of the Business – Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Guy Gagnon, Eng., Canadian Malartic GP	Pascal Lehouiller, P. Geo, Canadian Malartic GP
El Peñón	Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Marco Velásquez Corrales, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.
Jacobina	Eduardo de Souza Soares, MAusIMM CP (Min), Yamana Gold Inc	Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo), Yamana Gold Inc

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the

EXHIBIT 99.1
Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Marco Velásquez Corrales, Eduardo de Souza Soares, Jimmy Avendaño Gonzalez and Luiz Carlos Damasceno dos Santos, who are employed by Yamana, and Guy Gagnon and Pascal Lehouiller, who are employed by Canadian Malartic GP.

Deloitte LLP is the auditor of Yamana and is independent with respect to Yamana within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

ITEM 17
ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2022. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the financial year ended December 31, 2021. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1
SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Dated as of February 15, 2022
1.Purpose

    The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”) and operates within the governance structure of the Company and its subsidiaries (the “Group”). The purpose of the Audit Committee is to:

a.assist the Board in discharging its responsibility to exercise due care, diligence an skills in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;
b.serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems, including business policies and practices;
c.review and appraise the audit activities of the Company’s external auditors; and
d.prepare Audit Committee report(s) as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter. Ultimate responsibility for the integrity of the company’s financial reporting rests with the full Board.

2.Composition and Meetings

         The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.

         All members shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the ‘SEC”), as revised, updated or replaced from time to time.

        The members of the Audit Committee and its chair shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chair of the Audit Committee (the “Chair”), the members of the Audit Committee shall appoint the Chair from among its members.

        The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

        The Audit Committee shall have the authority to meet with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the Executive Chairman or the CEO as delegate of the Executive Chairman to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The external auditors will have direct access and report directly to the Audit Committee at their own initiative.

EXHIBIT 99.1
     Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine. A duly convened meeting of the Audit Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Audit Committee.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chair shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

3.Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

General

1.review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws, regulations and stock exchanges;

2.oversight of the Group as a whole and, unless required otherwise by regulation, carry out the duties below for the parent company, major subsidiary undertakings and the Group as a whole;

3.evaluate the functioning, effectiveness and performance of the Audit Committee and its members on an annual basis;

Documents/Reports Review

4.prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, monitor the integrity of, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) interrogation and challenge of management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and information security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

5.ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of such procedures;

6.review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

7.at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift; and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;

EXHIBIT 99.1
Responsibilities of the Audit Committee Chair

8.the fundamental responsibility of the Audit Committee Chair is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chair’s responsibilities shall include:
a.working with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;
b.providing leadership to the Audit Committee and presiding over Audit Committee meetings;
c.facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;
d.reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and
e.leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

9.recommend external auditors nominations to the Board to be put before the shareholders for appointment or re-appointment and, as necessary, the removal of any external auditor in office from time to time;

10.approve the fees (for both audit and non-audit services) and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

11.pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

12.meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

13.approve terms of engagement of external auditor, including any engagement letter issued at the start of each audit and the scope of the audit;

14.meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control and risk management, significant comments and recommendations, and management performance;

15.advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

16.oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

17.evaluate the qualifications, performance and independence of the external auditors, in accordance with relevant ethical and professional guidance, which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

18.present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

19.obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii)

EXHIBIT 99.1
any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

20.discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

21.recommend to the Board any action required to ensure the independence of the external auditors;

22.review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors and compliance with regulatory requirements;

Internal Audit

23.receive reports from the Company's Chief Financial Officer on the scope and material results of its internal SOX audit activities and review and monitor management’s responsiveness to the internal auditor’s findings and recommendations;

24.review and discuss the Corporation’s Code of Conduct and Corporate Governance Policies and the actions taken to monitor and enforce compliance;

25.establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

26.the Audit Committee will ensure that the internal audit function is adequately funded and resourced to enable it to fulfil its mandate and is equipped to perform in accordance with appropriate professional standards for internal auditors;

27.monitor and review the effectiveness of the Company’s internal audit function in the context of the Company’s overall risk management system;

Financial Reporting Process

28.periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;

29.in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

30.consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;

31.review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

32.review disclosures made by the Executive Chairman or the CEO as delegate of the Executive Chairman and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

33.establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

34.discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

EXHIBIT 99.1
35.resolve any disagreements between management and the external auditors regarding financial reporting;

36.review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

37.retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

38.discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

39.review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

40.conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

41.perform any other activities, in accordance with the Charter, the Company's by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

42.record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

43.exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4.Limitation of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.